2016

Proxy Statement
Notice of Annual Meeting of Shareholders
Thursday, May 26, 2016



TABLE OF CONTENTS

We are furnishing proxy materials, including this proxy statement, in connection with the solicitation of proxies on behalf of the Board of Directors, to be voted at the 2016 Annual Meeting of Shareholders of Unum Group and at any adjournment or postponement thereof. Our proxy materials are first being mailed and made available electronically to shareholders on or about April 14, 2016.

April 14, 2016

Dear Fellow Shareholder:

At Unum, we're proud of the tremendous societal value we create as a leading provider of employee benefits that help protect people when they need it most – including during some of the most difficult times in their lives.

As members of your Board of Directors, our primary focus is to ensure this good work continues by building a sustainable organization that generates long-term value for its shareholders. We do this by setting a clear strategic course for the company, helping develop sound operating and financial plans, and assuring that these plans are executed in a timely, effective and responsible manner.

Solid execution was again a key theme in 2015 as we generated strong financial results, consistent operating performance and significant growth across our core businesses, while also returning value to shareholders through share repurchases and a dividend increase.

As a result, we continue to be well-positioned both financially and strategically to capitalize on the opportunities that lie ahead.

Our success, of course, rests on the strength of our people. One of our goals is to ensure that Unum is not only doing the right things to attract and retain high-caliber individuals, but also that it is committed to a rigorous leadership development and succession planning process at all levels of the organization. This commitment has paid dividends as we seamlessly transitioned the responsibilities of a number of executives over the last several years – including both the Chief Executive Officer and Chief Financial Officer in 2015 – without impacting company performance. We'd like to thank current chairman and former CEO Tom Watjen for leading the company through this well-planned transition process.

Our focus on succession planning isn't limited to the executive ranks at the company. In fact, the Board itself has undergone significant change and will continue to do so over the next two years as several directors approach mandatory retirement age. At the Annual Meeting this year, current Lead Independent Director and former Chairman William J. Ryan will retire after 12 years on our Board. Director A.S. (Pat) MacMillan, who is our longest-serving board member, will also retire at the meeting after 21 years on our Board. Retiring at the end of 2015 was Tom Kinser, who was a director for 11 years. We wish Bill, Pat and Tom well and thank them for their many years of leadership. Kevin T. Kabat, who joined our Board in 2008, is slated to become Lead Independent Director upon his re-election at the Annual Meeting.

In closing, we are pleased with our 2015 operating and financial performance and remain confident that we are continuing to do all the things necessary to create value for our shareholders.

On behalf of our employees and the entire leadership team, thank you for your continued support of Unum.

Theodore H. Bunting, Jr.

E. Michael Caulfield

Joseph Echevarria

Cynthia L. Egan

Pamela H. Godwin

Kevin T. Kabat


Timothy F. Keaney

Gloria C. Larson

A.S. (Pat) MacMillan, Jr.


Richard P. McKenney

Edward J. Muhl


Ronald P. O'Hanley

William J. Ryan


Francis J. Shammo

Thomas R. Watjen

NOTICE OF 2016 ANNUAL MEETING OF SHAREHOLDERS

The 2016 Annual Meeting of Shareholders of Unum Group will be held:

Date: **Thursday, May 26, 2016**

Time: **10:00 a.m. Eastern Daylight Time**

Place: **Unum Group**
2211 Congress Street
Portland, Maine 04122

The items of business are:

- **To elect 13 directors named in the proxy statement, each for a one-year term expiring in 2017;**
- **To conduct an advisory vote to approve executive compensation;**
- **To ratify the appointment of Ernst & Young LLP as the company's independent registered public accounting firm for 2016; and**
- **To approve the Unum European Holding Company Limited Savings-Related Share Option Scheme 2016.**

Shareholders also will transact any other business that may properly come before the meeting.

Management will also review the company's 2015 performance and its outlook for the future.

Shareholders of record of the company's common stock (NYSE: UNM) at the close of business on March 28, 2016, are entitled to vote at the meeting and any adjournments or postponements of the meeting.



J. Paul Jullienne
Vice President, Managing Counsel and Corporate Secretary
April 14, 2016

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 26, 2016: The proxy statement and annual report to shareholders are available at www.envisionreports.com/unm.

PROXY SUMMARY

This summary is intended to highlight certain key information contained in this proxy statement that we believe will assist your review of the items of business to be voted on at the 2016 Annual Meeting of Shareholders of Unum Group (the "Annual Meeting"). As it is only a summary, we encourage you to review the full proxy statement and our annual report on Form 10-K for the year ended December 31, 2015 (the "2015 Form 10-K") for more complete information about these topics.

Management and Board Transitions

Upon the conclusion of the 2015 Annual Meeting, Thomas R. Watjen retired as the Chief Executive Officer of Unum Group ("Unum" or the "company") after more than 20 years with the company, including the last 12 as CEO. Richard P. McKenney, who had served as Executive Vice President and Chief Financial Officer since August 2009, succeeded Mr. Watjen as President and was elected as a director of the company in April 2015. Mr. McKenney then succeeded Mr. Watjen as CEO upon his retirement the following month. John F. McGarry, formerly President and Chief Executive Officer of Closed Block Operations, succeeded Mr. McKenney as Chief Financial Officer in April 2015.

Mr. Watjen assumed the role of non-executive Chairman of the Board of Directors in May 2015, with plans to serve for two years to ensure continuity at both the Board and management levels. In this role, he has guided the Board through recent changes and has positioned us well for a smooth transition when he leaves.

When Mr. Watjen made the transition to Chairman last year, William J. Ryan, our previous non-executive Chairman, became Lead Independent Director. After 12 years of service, Mr. Ryan will retire from the Board at the 2016 Annual Meeting. The independent directors have named Kevin T. Kabat to assume the role of Lead Independent Director if re-elected at the Annual Meeting. The Board views this as an important step toward naming a successor Chairman as Mr. Watjen nears the end of his two-year commitment.

Succession planning for the Chairman and Lead Independent Director roles has been led by the Governance Committee using a transparent process developed with director input on appropriate selection criteria to ensure broad support. The process was initiated soon after Mr. Watjen became the Chairman and is reflective of a desire that succession for both roles be considered together. The Lead Independent Director role is naturally aligned with the Chairman role, and although Mr. Kabat is not assured of being named Chairman in the future, his Lead Independent Director service will provide a basis for assessing his performance for the Chairman's role in 2017 when Mr. Watjen's Board service is expected to end. The Board is confident with the succession plan for the Lead Independent Director and Chairman roles and expects the upcoming transition for each to be as successful as the recent series of management changes.

Performance Highlights

Unum had another successful year in 2015 as we built on the sales and premium growth begun the prior year and continued our track record of consistent financial and operating performance. The persistently low interest rate environment continues to pressure our results, but price increases and management of discount rates have allowed us to maintain our profitability.

Financial highlights[1] from 2015 include:

- Pre-tax operating income of $1.29 billion and after-tax operating income of $901.0 million, based on revenues of $10.7 billion;

- Record operating earnings per share (EPS) of $3.64, a 3.7% increase from the prior year and the tenth consecutive year of operating EPS growth;

- Consolidated operating return on equity (ROE) of 11.3% (14.5% in our core operating segments);

- Book value per share growth of 8.4% from 2014 (excluding accumulated other comprehensive income, or AOCI), the seventh consecutive year of growth; and

- Solid investment results in a difficult interest rate environment while emphasizing sound risk management and credit quality.

Operating highlights from 2015 include:

- Approximately $6.8 billion in benefits paid to people facing illness, injury, or loss of life;

- Healthy growth in sales of 4.6% and premium of 5.1% throughout our core businesses;

- Acquisition of a leading dental carrier to complement the offerings of our U.K. business;

- High client satisfaction metrics that generally exceeded our plan benchmarks;

- A strong company brand, image, and reputation; and

- Recognition of our corporate citizenship efforts by several independent organizations, including: being recognized as one of the best places to work in America by *Forbes* magazine and in the insurance industry by *Business Insurance* magazine; and being included in the Dow Jones Sustainability North American Index.

Capital Generation for Shareholders

Our capital generation remained strong and allowed us to deploy that capital in a number of ways.

- Shareholders received $174.2 million in Unum dividends, representing an increase in the dividend rate of 12.1% over the prior year, bringing our cumulative dividend rate increase since 2008 to 146.6%;

- We also repurchased approximately 12.3 million shares at a cost of nearly $427 million, bringing our total share repurchases since 2007 to $3.2 billion; and

- Our credit ratings remain high as a result of the strength of our strong brand in the employee benefits market, our favorable operating results and our strong balance sheet.

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[1] Operating results referenced in this document are non-GAAP financial measures that exclude certain specified items. For 2015, these excluded items were net realized investment gains and losses and non-operating retirement-related gains or losses. For reconciliations of the non-GAAP financial measures, including operating income, operating revenue, operating earnings per share, operating return on equity and book value per share (excluding accumulated other comprehensive income, or AOCI), to the most directly comparable GAAP measures, refer to Appendix B. Effective January 1, 2015, we adopted an accounting standards update for tax credit partnership investments in qualified affordable housing projects and applied the amendments retrospectively, adjusting all comparative prior periods. See Note 1 of the Consolidated Financial Statements in Part II, Item 8 of our 2015 Form 10-K for further discussion.

Total Shareholder Return

Unum has been a steady performer and a solid long-term investment during one of the most challenging economic periods in memory, with a 5.7% compound annual growth rate over the last 10 years. In fact, our total shareholder return has outperformed the S&P Life and Health Index during the same time period, and matched or exceeded our Proxy Peer Group in all but the five-year comparison.

Due to the long-term nature of some of our businesses, our performance is pressured by the historically low interest rate environment. As a result, our stock price, as well as the stock price of many of our peers in the financial services sector, has underperformed the broader stock market indices over the past 10 years. However, by leveraging our market leading positions, strong underwriting and risk management discipline and effective capital management, we have been able to outperform our Proxy Peer Group and the S&P Life and Health Index as a whole.



2015 Say-on-Pay Vote

Although our 2015 shareholder advisory vote on executive compensation passed, the Board and the Human Capital committee were disappointed that it received only approximately 69% support. To better understand these results, we engaged in an extensive shareholder outreach effort, contacting each of our top 40 investors, representing the holders of over 69% of our outstanding shares. Eleven of these investors, representing holders of more than 45% of our outstanding shares, accepted our invitation for engagement. We met with each of them.

During the meetings, shareholders provided feedback on a variety of topics. Multiple shareholders commented that they were pleased to see a robust process for Board succession along with a focus on diversity and skills needed to support our business strategy. We did not receive many comments or suggestions for changes to our compensation programs. In fact, the shareholders we spoke with generally had favorable comments about the design of our executive compensation programs and policies.

While shareholders had a range of perspectives, the one consistent theme was to include disclosure on our reasons for using return on equity as a performance metric in our annual and long-term incentive plans (see discussion beginning on page 51). Beyond that, there were a few suggestions with respect to enhancements we could make to our proxy statement, including disclosure of:

- The goal-setting process to provide additional insight into the rigor of our performance goals (discussed beginning on page 51);
- The change to 2015 pay as a result of recent leadership changes (discussed beginning on page 40);
- Incentive plan adjustments that would be made during the current calendar year, if applicable (in addition to those actually made the prior year) (discussed beginning on page 56); and
- Addressing what we have heard from our shareholders and how we are responding.

Overall, shareholders told us they appreciated the opportunity to engage in these discussions and the company's willingness to consider their input with respect to both executive compensation and governance practices.

In addition to our meetings with shareholders, we also met with two large proxy advisory firms to provide an update on our shareholder engagement efforts and gain further insight into their views regarding our programs and disclosure. We believe that the changes to our disclosure referenced above are also responsive to comments that we received from these firms. Specifically, our disclosures with respect to the leadership transition and related compensation, rigor of the goal setting process, and use of return on equity as a performance goal are responsive to comments from their reports and/or the meetings we held with them.

Key Corporate Governance and Executive Compensation Practices

We are committed to good corporate governance and executive compensation practices, as evidenced by the following:

- Pay for performance linking a majority of our compensation to individual, financial and stock price performance measures;

- Annual say-on-pay votes;

- Robust stock ownership and retention requirements for senior officers and directors;

- Anti-pledging and anti-hedging policies applicable to executives and directors;

- No poison pill;

- Majority voting for directors (in uncontested elections);

- Board declassification (effective as of our 2016 Annual Meeting);

- Proxy access (for discussion, see "Shareholder proposals and nominations for our 2017 Annual Meeting" on page 106);

- Annual Board, committee, and individual director evaluations;

- Substantially independent Board (13 of 15 directors are independent);

- Restriction on other board and audit committee service;

- Frequent executive sessions of independent directors at scheduled Board meetings;

- High meeting attendance by directors (average attendance of 97% in 2015);

- Double-trigger (change in control and termination) required for accelerated vesting of equity;

- Independent compensation consultant to the Human Capital Committee;

- Minimal perquisites; and

- Elimination of golden parachute excise tax gross-ups.

Voting Items

The following items will be voted on at the Annual Meeting:

Description	Pages	Board Recommends
Item 1. Election of directors	**97**	**FOR each nominee**
Thirteen director nominees are standing for election this year, each for a one-year term expiring in 2017 and until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification, or removal from office. The Board and the Governance Committee believe that each director nominee possesses the necessary skills and qualifications to provide effective oversight of the business. The director nominees are: Theodore H. Bunting, Jr.; Pamela H. Godwin; Gloria C. Larson; Ronald P. O'Hanley; E. Michael Caulfield; Kevin T. Kabat; Richard P. McKenney; Francis J. Shammo; Joseph J. Echevarria; Timothy F. Keaney; Edward J. Muhl; Thomas R. Watjen; Cynthia L. Egan		
Item 2. Advisory vote to approve executive compensation	**97-98**	**FOR**
We are seeking a non-binding advisory vote to approve the compensation of our named executive officers. We describe our compensation programs in the Compensation Discussion and Analysis section of this proxy statement. The Human Capital Committee believes these programs reward performance and align the long-term interests of management and shareholders. Although non-binding, the Human Capital Committee will take into account the outcome of the advisory vote and shareholder feedback when considering future executive compensation decisions.		
Item 3. Ratification of appointment of independent registered public accounting firm	**98**	**FOR**
The Audit Committee has appointed Ernst & Young LLP as our independent registered public accounting firm for 2016, and the shareholders are being asked to ratify the appointment.		
Item 4. Approval of the Unum European Holding Company Limited Savings-Related Share Option Scheme 2016	**99-101**	**FOR**
The Human Capital Committee has adopted the Unum European Holding Company Limited Savings-Related Share Option Scheme 2016, and the shareholders are being asked to approve the plan. The plan would enable our eligible employees in the U.K. to purchase shares of our common stock at a 10% discounted price, similar to an employee stock purchase plan for U.S. employees.		

INFORMATION ABOUT THE BOARD OF DIRECTORS

Below are brief biographies for each of our directors and descriptions of the directors' key qualifications, skills, and experiences that contribute to the Board's effectiveness as a whole.

Director Nominees



Director since 2013

Age 57

Theodore H. Bunting, Jr.
Independent Director

Member of the Audit Committee
Member of the Human Capital Committee

Mr. Bunting is the Group President, Utility Operations of Entergy Corporation, an integrated energy company engaged primarily in electric power production and retail distribution operations in Arkansas, Louisiana, Mississippi, and Texas, a position he has held since June 2012. From August 2007 to May 2012, he served as Senior Vice President and Chief Accounting Officer for Entergy and its subsidiaries. Prior to that, he held numerous executive positions within the Entergy organization, which he joined in 1983. He began his professional career in public accounting with Arthur Andersen & Co. in 1981 and is a certified public accountant. Mr. Bunting was a director of Imation Corp., a global data storage and information security company, from November 2012 until August 2014.

Mr. Bunting possesses extensive financial, accounting, and operational experience as a senior executive with a public company in a regulated industry. His leadership responsibilities have included financial reporting oversight, strategic and financial planning, customer service, operations support, and risk management. He also has experience as a director of another publicly traded company and qualifies as an "audit committee financial expert" under SEC regulations.



Director since 2007

Age 69

E. Michael Caulfield
Independent Director

Chair of the Audit Committee
Member of the Risk and Finance Committee

Mr. Caulfield served as President of Mercer Human Resource Consulting from September 2005 until his retirement in September 2006, prior to which he served as Chief Operating Officer from July 2005. He retired from Prudential Insurance Company as Executive Vice President in 2000, after having held a number of executive positions, including Executive Vice President of Financial Management, Chief Executive Officer of Prudential Investments, and President of both Prudential Preferred Financial Services and Prudential Property and Casualty Company. He previously served as a director of our company from August 2004 to July 2005.

Mr. Caulfield has senior leadership experience in finance, investments, and executive management in both the insurance and broader financial services industry. His operating background with large global businesses included responsibility for financial reporting oversight, risk management, and strategic planning. He also qualifies as an "audit committee financial expert" under SEC regulations.



Director since 2016

Age 59

Joseph J. Echevarria
Independent Director

Member of the Audit Committee
Member of the Governance Committee

Mr. Echevarria served as Chief Executive Officer of Deloitte LLP, a global provider of professional services, from 2011 until his retirement in August 2014. During his 36-year tenure with Deloitte he held increasingly senior leadership positions prior to being named CEO, including U.S. Managing Partner and Chief Operating Officer, Deputy Managing Partner, and Southeast Region Audit Managing Partner. He also served on key boards and committees within Deloitte and its member firm network, including chair of the U.S. Executive and Americas Executive committees and memberships on the U.S. and global boards. Mr. Echevarria has been a director of The Bank of New York Mellon Corporation since January 2015 and a director of Pfizer Inc. since June 2015. In addition, he serves as the Chair of My Brother's Keeper Alliance and is a member of the President's Export Council and the Presidential Commission on Election Administration.

Mr. Echevarria brings to the Board significant experience in finance, accounting, global operations, strategic planning, executive management and corporate governance acquired through his leadership at Deloitte and on the boards of other publicly traded companies. He has a deep understanding of the financial services industry, including the current regulatory environment. He also brings public policy perspectives from his government service, is a certified public accountant and qualifies as an "audit committee financial expert" under SEC regulations.



Director since 2014

Age 60

Cynthia L. Egan
Independent Director

Member of the Audit Committee
Member of the Regulatory Compliance Committee

Ms. Egan was President of T. Rowe Price Retirement Plan Services, Inc., a retirement planning subsidiary of the global investment management firm T. Rowe Price Group, Inc., from May 2007 until her retirement in December 2012. She served an appointment as a senior advisor to the U.S. Department of the Treasury on the development of *my*RA, a Treasury-sponsored retirement savings program from April 2014 to April 2015. Prior to her work at T. Rowe Price, she was a long-time member of the executive team at Fidelity Investments where she was head of Fidelity Institutional Tax-Exempt Services Company and President of the Fidelity Charitable Gift Fund. Ms. Egan served as a director of Envestnet, Inc., a wealth management technology and services provider, from August 2013 to March 2016. She has also been a director of The Hanover Insurance Group, Inc., the holding company for several property and casualty insurers, and the BlackRock Closed-End Funds, since May 2015 and April 2016, respectively.

Ms. Egan has significant operational experience in delivering complex financial products and services on a large scale through her work at T. Rowe Price and Fidelity. She has used technology and process improvement to successfully lead businesses through transition, including growth and strategic redirection, and her knowledge of the retirement industry gives her insight into the need for the financial protection benefits we provide. She also has experience operating in a regulated environment, serving as a director of other publicly traded companies, and qualifies as an "audit committee financial expert" under SEC regulations.



Director since 2004

Age 67

Pamela H. Godwin
Independent Director

Chair of the Governance Committee
Member of the Risk and Finance Committee

Ms. Godwin has been President of Change Partners, Inc., a consulting firm specializing in organizational change and growth initiatives, since 2001. From 1999 to 2001, she was President and Chief Operating Officer of the personal lines agency division of GMAC Insurance. Prior to that time, she held a number of executive positions within the financial services industry, including Senior Vice President of customer management for the credit card division of Advanta Corporation, President and Chief Operating Officer of Academy Insurance Group, a unit of Providian Corporation, and Senior Vice President of property/casualty claims at Colonial Penn Group, Inc. Ms. Godwin has also been a director of the Federal Home Loan Bank of Pittsburgh since January 2013.

Ms. Godwin possesses executive management and operating experience within the insurance industry. She has expertise in strategic change initiatives, including cultural and operational integration of acquisitions, operational turnaround, and crisis intervention. She also has risk-assessment skills from her work as a chartered property/casualty underwriter and experience managing high-risk lines of insurance.



Director since 2008

Age 59

Kevin T. Kabat
Independent Director

Chair of the Human Capital Committee
Member of the Governance Committee

Mr. Kabat has served as Vice Chairman of the Board of Directors of Fifth Third Bancorp, a diversified financial services company, since September 2012. He is expected to retire from that Board in April 2016, having previously served at Fifth Third Bancorp as Chief Executive Officer from April 2007 to October 2015, as President from June 2006 to September 2012, and as Executive Vice President from December 2003 to June 2006. Before that, he was President and CEO of Fifth Third Bank (Michigan) from April 2001. Prior to joining Fifth Third Bancorp, Mr. Kabat served in a number of management and executive positions with Old Kent Financial Corporation, including as its Vice Chairman and President. Mr. Kabat has been a director of NiSource Inc., an energy holding company, since July 2015.

Mr. Kabat has agreed to serve as Lead Independent Director if re-elected as a director at the Annual Meeting.

Mr. Kabat brings to the Board executive leadership experience, including his recent service as CEO of a large public company in the financial services industry, along with extensive financial, operating, and strategic planning expertise. He understands the importance of risk management and the challenges of managing a business in a highly regulated industry. He also has a strong corporate governance perspective from his service as a director of other publicly traded companies, including board chairman experience.



Timothy F. Keaney
Independent Director

Chair of the Risk and Finance Committee
Member of the Audit Committee

Director since 2012

Age 54

Mr. Keaney served as Vice Chairman of The Bank of New York Mellon Corporation (BNY Mellon), a global investments company, from October 2010 to September 2014. While at BNY Mellon, he held a number of executive positions, including Chief Executive Officer of Investment Services from January 2013 to June 2014 and Chief Executive Officer of Asset Servicing from September 2010 to December 2012. He served as co-CEO of Asset Servicing at BNY Mellon following its formation in 2007 upon the merger of The Bank of New York Company, Inc. and Mellon Financial Corporation. Prior to the merger, Mr. Keaney was head of The Bank of New York's asset servicing business and head of that company's presence in Europe, with management responsibilities for all business activities in the region.

Mr. Keaney possesses significant operational, investment, and finance experience, both domestically and internationally. His work has included lengthy periods of executive leadership service in the United Kingdom, which has given him a deep understanding of many of the challenges and opportunities that we face there. He also qualifies as an "audit committee financial expert" under SEC regulations.



Gloria C. Larson
Independent Director

Chair of the Regulatory Compliance Committee
Member of the Governance Committee

Director since 2004

Age 65

Ms. Larson has been the President of Bentley University since July 2007. She previously served as co-chairperson of the Government Practices Group of the law firm Foley Hoag LLP and coordinator for its Administrative Practices Group after joining the firm in 1996. Prior to joining Foley Hoag, she served as Secretary of Economic Affairs and as Secretary of Consumer Affairs and Business Regulation for the Commonwealth of Massachusetts, and prior to that was Deputy Director of Consumer Protection for the Federal Trade Commission. Ms. Larson has served as a director of Boston Private Financial Holdings, Inc., a wealth management company servicing high net worth individuals, families and select institutions, since January 2015.

Ms. Larson has executive management experience as president of a major university. In addition, she brings regulatory insight from her service as a regulator and her experience advising clients in the course of her practice of law. She also has corporate governance experience from her current and prior service on the boards of other publicly traded companies.



Richard P. McKenney
Director

President and Chief Executive Officer

Director since 2015

Age 47

Mr. McKenney has served as President and Chief Executive Officer of Unum since May 2015. He previously served as Executive Vice President and Chief Financial Officer from August 2009 until April 2015. Before joining Unum in July 2009, Mr. McKenney served as Executive Vice President and Chief Financial Officer of Sun Life Financial, Inc., an international financial services company, from February 2007 until July 2009, having joined that company as Executive Vice President in September 2006.

Mr. McKenney has significant executive management, financial, and insurance industry experience through his prior service as chief financial officer of our company and other publicly traded insurance companies, and his current service as chief executive officer of our company. He has an intimate knowledge of all aspects of our business, including strategic planning, risk management and public policy, and close working relationships with senior management.



Edward J. Muhl
Independent Director

Member of the Human Capital Committee
Member of the Regulatory Compliance Committee

Director since 2005

Age 71

Mr. Muhl served as the National Leader of the Insurance Regulatory Advisory Practice of PricewaterhouseCoopers from 2001 until his retirement in June 2005. He was Senior Managing Director of Navigant Consulting, Inc. from 1998 to 2000, which he joined as Executive Vice President in 1997. Prior to that time, Mr. Muhl held important regulatory positions within the insurance industry, including Superintendent of Insurance of the State of New York, Insurance Commissioner of the State of Maryland, and President of the National Association of Insurance Commissioners. Mr. Muhl is also a director of Farm Family Insurance Company.

Mr. Muhl has over 45 years of experience in the insurance industry, including leadership service for important insurance and regulatory bodies, and understands the regulatory compliance environment in which we operate. He has experience serving on other public and private company boards, including current service in the insurance sector.



Ronald P. O'Hanley
Independent Director

Member of the Human Capital Committee
Member of the Risk and Finance Committee

Director since 2015

Age 59

Mr. O'Hanley is the President and Chief Executive Officer of State Street Global Advisors, the investment management arm of State Street Corporation, a provider of financial services to institutional investors worldwide. Prior to joining State Street in this capacity in April 2015, he served as President of Asset Management and Corporate Services for Fidelity Investments, a leading provider of financial products and services, from July 2010 until March 2014 and was a member of Fidelity's Executive Committee. From 2007 until May 2010, Mr. O'Hanley served as Vice Chairman of The Bank of New York Mellon Corporation (BNY Mellon), a global investments company, and President and Chief Executive Officer of BNY Mellon Asset Management. Prior to the merger of The Bank of New York and Mellon Financial Corporation, he was Vice Chairman of Mellon Financial Corporation and President and Chief Executive Officer of Mellon Asset Management. Before joining Mellon in 1997, he was a partner with McKinsey & Company, Inc., a management consulting firm.

Mr. O'Hanley has significant executive management and operational experience within the financial services industry, both domestically and internationally. He has served in senior leadership positions at large, global organizations, which has included responsibility for investment, finance, human resources, legal, risk, corporate compliance, and enterprise technology functions.



Francis J. Shammo
Independent Director

Member of the Audit Committee
Member of the Regulatory Compliance Committee

Director since 2015

Age 55

Mr. Shammo is Executive Vice President and Chief Financial Officer of Verizon Communications, Inc., a leading communications provider, where he has held this position since November 2010. After joining Bell Atlantic Corporation in 1989, which merged with GTE Corporation in 2000 to form Verizon, he held positions of increasing responsibility in finance, mergers and acquisitions, logistics, facilities, regional operations, and planning. His prior positions include President and Chief Executive Officer of Verizon Telecom and Business, Senior Vice President and Chief Financial Officer of Verizon Business, President – West Area of Verizon Wireless, and Vice President and Controller of Verizon Wireless.

Mr. Shammo has significant executive management, financial, and operational experience, including service as chief financial officer, for large publicly traded companies in the telecommunications industry, where technology and connectivity are integral to the business. He has led major business units, with responsibility for sales, marketing, and customer service for customers worldwide. He is also a certified public accountant and qualifies as an "audit committee financial expert" under SEC regulations.



Director since 2002

Age 61

Thomas R. Watjen

Non-Executive Director   Chairman of the Board of Directors

Mr. Watjen has served as the Chairman of the Board of Directors of Unum since May 2015, having served as President and Chief Executive Officer from 2003 until April 2015 and May 2015, respectively, when he retired from the company. He previously served as Vice Chairman and Chief Operating Officer from 2002 until 2003 and, before that, was named Executive Vice President, Finance in 1999. Prior to the 1999 merger between Unum and Provident, he served as Chief Financial Officer from 1994. Before that, Mr. Watjen served as a Managing Director of the insurance practice of the investment banking firm Morgan Stanley & Co. Mr. Watjen has been a director of SunTrust Banks, Inc. since April 2010.

Mr. Watjen has executive management and financial experience as chief executive officer of our company as well as his prior positions within the financial services industry. He also serves as a director and the chair of the audit committee of another publicly traded company in the financial services industry.

Additional Directors – Retiring at the Annual Meeting



Director since 1995

Age 72

A.S. (Pat) MacMillan, Jr.

Independent Director Retiring in 2016

Member of the Human Capital Committee
Member of the Regulatory Compliance Committee

Mr. MacMillan has served as the Chief Executive Officer of Triaxia Partners, Inc., an international consulting firm, since 1980. Triaxia's practice areas include strategy, team, leadership, and organizational development. Specific services include management consulting, management training, and organizational audits. He is also a trustee of The Maclellan Foundation, Inc.

Mr. MacMillan brings talent management, strategic planning, and organizational insight from his consulting practice. He has expertise in leadership development and team building practices that help businesses successfully achieve their strategic visions. He has a long history with our company, and also brings insights from his prior service on the boards of other companies, including publicly traded companies.



William J. Ryan
Lead Independent Director Retiring in 2016

Member of the Risk and Finance Committee
Member of the Governance Committee

Director since 2004

Age 72

Mr. Ryan has served as Lead Independent Director of Unum since May 2015 and previously served as Chairman of the Board of Directors from October 2011 until May 2015. He was Chairman, President and Chief Executive officer of TD Banknorth, Inc., a banking and financial services company, from March 2005 until March 2007, and continued as its Chairman until November 2009. He was Chairman, President and Chief Executive Officer of Banknorth Group, Inc. from 2000 until its merger with TD Banknorth, Inc. in March 2005, and prior to that served as President and Chief Executive Officer of People's Heritage Savings Bank. Mr. Ryan has served as a director of Anthem, Inc., a health benefits company, since 2001, and as Chairman of the Board of Directors of Berkshire Hills Bancorp, Inc., a bank holding company, since June 2014.

Mr. Ryan has extensive executive leadership experience, including service as a board chairman and chief executive officer, with large companies in the banking and financial services industry. As the former chairman of our Board and current lead independent director, he has experience with corporate governance matters and a firm understanding of our business. He also has experience serving on the boards of other publicly traded companies in regulated industries.

Director Compensation

The Human Capital Committee (the Committee) reviews our non-employee director compensation annually and makes recommendations to the Board as appropriate.

Benchmarking

With the assistance of its independent third-party compensation consultant, Pay Governance LLC, the Committee reviews peer group data to understand market practices for director compensation.

Our non-employee director compensation is compared to that of companies in two peer groups: (1) the Proxy Peer Group described beginning on page 44 of this proxy statement; and (2) a general industry peer group, which consisted of 158 companies for the review completed in December 2015. The Committee believes the companies in the general industry peer group provide appropriate comparisons given that their market capitalizations and revenues are well aligned with those of the company (data below as of December 2014):

- Market capitalizations ranging from $6.7 billion at the 25th percentile to $14.5 billion at the 75th percentile (compared to Unum market capitalization of $8.8 billion); and

- Revenues ranging from $4.1 billion at the 25th percentile to $12.3 billion at the 75th percentile (compared to Unum revenues of $10.5 billion).

The use of two peer groups provides an indication of director pay levels both within the insurance industry as well as the broader market. The Committee uses the approximate median of these peer groups as a reference point for setting director compensation.

The Committee's consultant provided its annual analysis of non-employee director compensation at the December 2015 Committee meeting. Year-over-year, the consultant observed an increase in director compensation and noted that our total non-employee director compensation was below the Proxy Peer Group median. Given that the higher median remuneration by peers was based on 2014 data, as reported in 2015 proxy statements, the Committee approved an increase in non-employee director compensation as outlined in the table below, to be effective in May 2016. The analysis also showed that committee chair retainers are below the Proxy Peer Group median; however, the Committee elected not to make changes to the retainers at this time.

Elements of Non-Employee Director Compensation

Non-employee directors receive cash retainers and equity awards as outlined in the following table:

NON-EMPLOYEE DIRECTOR COMPENSATION

All Directors:	2015 Pay	2016 Pay
Annual cash retainer	$95,000	$110,000
Annual restricted stock unit award	140,000	150,000
Committee Chairs:		
Additional annual cash retainer – Audit Committee	22,500	22,500
Additional annual cash retainer – Human Capital Committee	17,500	17,500
Additional annual cash retainer – other Board committees	10,000	10,000
Board Chairman:		
Additional annual cash retainer (paid in quarterly installments)	200,000	200,000
Lead Independent Director:		
Additional annual cash retainer (paid in quarterly installments)	50,000	50,000

For new Board members, these amounts are prorated for partial-year service based on the date of election to the Board. Amounts may be deferred at the election of each director for payment in company common stock at a future date. Directors deferring cash compensation receive a number of deferred share rights equal to the number of whole shares of common stock that could be purchased for the deferred amount, based on the closing price of a share of common stock on the date the cash compensation would otherwise be payable.

Directors' expenses of attending Board and committee meetings, or other meetings relating to company business, are paid by the company. Directors are eligible to participate in our employee matching gifts program. Under this program, we match up to $10,000 each year for eligible gifts to non-profit organizations.

Mr. McKenney is employed by the company and receives no additional compensation for his Board service. We paid no additional compensation to Mr. Watjen for his Board service during the time that he was an employee of the company.

We do not have a retirement plan for non-employee directors. Dr. Goldsberry, who retired from our Board in May 2015, and previously served as a director of UNUM Corporation prior to its merger into our company in 1999, is entitled to receive an annual payment of $27,500 for four years under the legacy UNUM Corporation plan. The first annual payment was made in January 2016.

2015 Compensation

Our Board compensation year starts at the Annual Meeting each year and runs to the next Annual Meeting. The annual cash retainer and restricted stock unit award are paid/granted annually in advance. The additional cash retainers for the Chairman and Lead Independent Director are paid quarterly in advance. The following table provides details of the compensation of each person who served as a non-employee director during 2015, other than Mr. Watjen, whose non-employee director compensation is included in the Summary Compensation table on page 73 of this proxy statement, as required. Mr. O'Hanley was elected to the Board on February 26, 2015, prior to the 2015 Annual Meeting. Therefore, his compensation shown in the below table reflects prorated amounts for the 2014/2015 board year in addition to the annual amounts for the 2015/2016 board year.

NON-EMPLOYEE DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	All Other Compensation[3]	Total
Theodore H. Bunting, Jr.	$95,000	$140,010	$10,000	$245,010
E. Michael Caulfield	117,500	140,010	7,500	265,010
Cynthia L. Egan	95,000	140,010	10,000	245,010
Pamela H. Godwin	105,000	140,010	3,000	248,010
Ronald E. Goldsberry	-	-	15,000	15,000
Kevin T. Kabat	112,500	140,010	-	252,510
Timothy F. Keaney	105,000	140,010	-	245,010
Thomas Kinser	95,000	140,010	6,400	241,410
Gloria C. Larson	105,000	140,010	7,500	252,510
A.S. (Pat) MacMillan, Jr.	95,000	140,010	-	235,010
Edward J. Muhl	95,000	140,010	-	235,010
Ronald P. O'Hanley	118,711	174,998	10,000	303,709
William J. Ryan	190,833	140,010	-	330,843
Francis J. Shammo	79,167	116,651	-	195,818

(1) Amounts represent retainers, including for service as Board Chairman and committee chairs, which were paid in 2015, either in cash or deferred, for 2015/2016 board service. Mr. O'Hanley's amount also includes a prorated retainer for his 2014/2015 board year service. Mr. O'Hanley elected to defer a total of $117,580, which was converted to deferred share rights. Upon his election to the Board on July 27, 2015, Mr. Shammo received a prorated retainer of $79,167. Mr. Watjen's retainer and stock awards can be found in the Summary Compensation Table on page 73.

(2) On May 21, 2015, each then serving non-employee director was granted 4,006 restricted stock units (RSUs) under our Stock Incentive Plan of 2012. Dr. Goldsberry retired from the Board at the 2015 Annual Meeting and did not receive a grant of RSUs for the 2015/2016 board year. Upon his election to the Board, Mr. Shammo received a prorated grant of 3,157 RSUs. Additionally, upon his election to the Board, Mr. O'Hanley received a prorated grant of 1,041 RSUs for his 2014/2015 board year service. The amounts shown are the grant date value of these units.

We account for stock-based payments under the requirements of Accounting Standards Codification Topic 718 Compensation - Stock Compensation (ASC 718). A complete discussion of the assumptions made as well as the financial impact of this type of compensation can be found in Notes 1 and 11 of the Consolidated Financial Statements in Part II, Item 8 of our 2015 Form 10-K.

The following table provides details of the unvested RSUs, including dividend equivalent units, held by each non-employee director as of December 31, 2015.

Director Name	Number of Unvested Restricted Stock Units at Fiscal Year End
Theodore H. Bunting, Jr.	4,048
E. Michael Caulfield	4,048
Cynthia L. Egan	4,048
Pamela H. Godwin	4,048
Ronald E. Goldsberry	-
Kevin T. Kabat	4,048
Timothy F. Keaney	4,048
Thomas Kinser	-
Gloria C. Larson	4,048
A.S. (Pat) MacMillan, Jr.	4,048
Edward J. Muhl	4,048
Ronald P. O'Hanley	5,105
William J. Ryan	4,048
Francis J. Shammo	3,190

(3) With the exception of Mr. Kinser and Dr. Goldsberry, who both retired from the company in 2015, the amounts shown represent the company's matching gifts resulting from the directors' charitable gifts. In addition to the $1,400 in matching gifts for Mr. Kinser and $10,000 in matching gifts for Dr. Goldsberry, the company made a $5,000 charitable contribution on behalf of each director, in recognition of their retirement from the Board.

Director Stock Ownership and Retention Requirements

Each non-employee director is required to own Unum equity securities with an aggregate value of five times the director's annual cash retainer ($475,000 at the end of 2015; and $550,000 effective May 2016). New directors have five years from the date of their election to meet the ownership requirement.

In addition, each non-employee director is required to retain 60% of Unum equity securities received as a result of director compensation for at least one year from the time the equity securities vest, and to retain at least the number of equity securities necessary to meet his or her ownership requirement until retirement from the Board.

The Committee annually reviews each director's stock ownership level. If a director does not reach his or her ownership requirement within the time period provided, the Committee will determine whether action is appropriate. As of December 31, 2015, 9 of the 13 current non-employee directors serving on the Board at that time had met the ownership requirement. The other four directors joined the Board within the past five years and are expected to meet the ownership requirement within the applicable time period provided. In addition, Mr. Echevarria joined the Board on April 1, 2016 and is expected to meet the ownership requirement within the applicable time period.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Board of Directors has adopted corporate governance guidelines on a number of significant matters, including director selection and independence, director responsibilities, Board leadership, and management succession. The corporate governance guidelines are available on our investor relations website under the "Corporate Governance" heading at www.investors.unum.com. The Governance Committee regularly reviews developments in corporate governance and recommends updates to the corporate governance guidelines and other documents as necessary or appropriate in response to regulatory requirements and evolving practices.

Board Leadership Structure

At present, Thomas R. Watjen serves as Chairman of the Board, and Richard P. McKenney serves as President and Chief Executive Officer (CEO) of the company. William J. Ryan currently serves as the Lead Independent Director, and will retire from the Board at the Annual Meeting. The independent directors of the Board have elected Kevin T. Kabat to serve as the Lead Independent Director effective upon the conclusion of the Annual Meeting provided he is re-elected to the Board.

As Lead Independent Director, Mr. Kabat will have certain responsibilities outlined in our corporate governance guidelines, including:

- Presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the non-management and independent directors;
- Communicating actions/issues arising from executive sessions to the Chairman and/or the CEO, as appropriate;
- Authority to call meetings of the independent directors;
- Authority to approve meeting schedules, agendas and information provided to the Board;
- In conjunction with the Chairman, advising the Board on Board development, including Board and committee leadership succession planning;
- Unless otherwise determined by the Board, together with the Chairman, meeting with each director to evaluate the Board and committees and reporting this evaluation to the Governance Committee;
- When requested by the independent directors, hiring advisors to the independent directors, to be paid by the company;
- Receiving through the Corporate Secretary communications from shareholders seeking to communicate with the Board;
- Serving as liaison between the Chairman and the independent directors; and
- If requested by major shareholders, ensuring that he is available for consultation and direct communication.

The Board believes this leadership structure, together with our active and engaged independent directors, will continue to provide significant independent oversight of management, as Messrs. Watjen and McKenney are the only members of the Board who are not independent directors – Mr. Watjen because he is a recent employee of our company, and Mr. McKenney because he is a current employee of our company. The Board generally holds executive sessions, without management present, as part of each regularly scheduled in-person Board meeting. In 2015, the independent directors met alone in executive session five times, and the independent Chairman or Lead Independent Director, as applicable, chaired each of these executive sessions.

Our bylaws and corporate governance guidelines allow the offices of Chairman and CEO to be filled by the same or different individuals. This allows the Board flexibility to select the appropriate leadership for our company based on a number of factors, including the specific needs of the business and what best serves the company and our shareholders at a given time. The independent directors of the Board will continue to review the Board's leadership structure periodically and may modify this structure from time to time as they determine appropriate in the best interests of the company and our shareholders.

Chairman Succession Planning

Soon after Mr. Watjen became Chairman, the Governance Committee began considering succession for the Lead Independent Director and Chairman roles given that both were expected to be vacated within two years (in May 2016 and May 2017, respectively). The Governance Committee and the Board recognized that an independent director could be named to succeed the Chairman. It was therefore agreed that the succession planning process should consider the possibility that the successor Lead Independent Director might later be named the successor Chairman. Transparency was deemed fundamental to ensuring broad support, so director input was solicited in developing appropriate selection criteria for the roles. This process ultimately led the independent directors to name Mr. Kabat as successor Lead Independent Director if he is re-elected to the Board at the 2016 Annual Meeting. Although Mr. Kabat is not assured of being named the successor Chairman, the Governance Committee and the Board believe that Lead Independent Director service aligns well with the Chairman role and provides both valuable training and a basis for evaluating his potential candidacy for Chairman.

Director Independence

Our corporate governance guidelines provide that a substantial majority of the Board will be independent. For a director to be considered independent, the Board must determine that the director has no material relationship with our company, and the director must meet the requirements for independence under the listing standards of the New York Stock Exchange (NYSE). The Board has also determined that certain categories of relationships are not considered to be material relationships that would impair a director's independence. These independence standards are listed in our corporate governance guidelines.

The Governance Committee reviews information about the directors' relationships and affiliations that might affect their independence and makes recommendations to the Board as to the independence of the directors. In making independence determinations, the Board considers all relevant facts and circumstances. In this regard, the Board considered that each of Messrs. Bunting, Caulfield, Echevarria, Kabat, Keaney, Muhl, O'Hanley, Ryan and Shammo, and Mses. Egan and Godwin, or one of their immediate family members, is or was during the last three fiscal years a director, trustee, advisor, or executive or served in a similar position at another business that had dealings with our company during those years. In each case, these have been ordinary course dealings (business where the other business obtains insurance policies from us or we receive interest on debt security investments or make payments for trustee, depository and commercial banking business relationships) involving amounts less than 1% of both our and the other business' total consolidated revenues for such fiscal year. In addition, each of Mses. Egan and Larson, or one their immediate family members, is or was during the last three fiscal years, a director, executive, or employee of a charitable organization or university that received contributions from us (other than non-discretionary matching contributions) of less than $120,000 in any one fiscal year.

Based on a review of the findings and recommendations of the Governance Committee and applying the standards described above, the Board has determined that each of Messrs. Bunting, Caulfield, Echevarria, Kabat, Keaney, MacMillan, Muhl, O'Hanley, Ryan and Shammo and Mses. Egan, Godwin and Larson is (as well as Dr. Goldsberry and Mr. Kinser who retired in 2015, were each during their tenure) an independent director.

Mr. McKenney, our President and CEO, and Mr. Watjen, our Chairman, are not independent directors.

Process for Selecting and Nominating Directors

The Governance Committee is responsible for identifying and evaluating director candidates and recommending to the Board a slate of nominees for election at each annual meeting of shareholders. The Committee has engaged a third-party search firm to assist with recruitment efforts in preparation for anticipated retirements. This firm identifies candidates who meet the criteria of our search, provides requested background and other relevant information regarding candidates, and coordinates arrangements for interviews as necessary. Nominees may also be suggested by directors, management, or shareholders. Messrs. Bunting, Echevarria, O'Hanley and Shammo were first recommended to the Governance Committee by a third-party search firm.

Shareholders who wish to recommend director candidates for consideration by the Governance Committee must submit to the Corporate Secretary at Unum Group, 1 Fountain Square, Chattanooga, Tennessee 37402 the same information that would be required to nominate a director candidate as described on page 106 in the section titled "Shareholder proposals and nominations for our 2017 Annual Meeting." The Governance Committee's policy is to consider candidates recommended by shareholders in the same manner as other candidates.

In addition, our bylaws permit shareholders to nominate directors for inclusion in our proxy materials or directly at an Annual Meeting in accordance with the procedures in our bylaws, as described on page 106 in the section titled "Shareholder proposals and nominations for our 2017 Annual Meeting."

Our corporate governance guidelines specify the following criteria to be used in evaluating the candidacy of a prospective nominee:

- Reputation for high ethical conduct, integrity, sound judgment, and accountability;
- Current knowledge and experience in one or more core competencies identified in the corporate governance guidelines;
- Ability to commit sufficient time to the Board and its committees;
- Collegial effectiveness; and
- Diversity, whether in viewpoints, gender, ethnic background, age, professional experience or other demographics (though no specific diversity policy has been adopted).

The core competencies sought in any particular candidate depend on the current and future needs of the Board based on an assessment of the composition of the Board and the mix of attributes and qualifications represented. Core competencies include knowledge and experience in finance and accounting, executive management, the insurance or financial services industry, risk oversight, technology, marketing, strategic planning, regulatory compliance, public policy and such other areas that may be considered appropriate by the Board.

In addition to the criteria described above, the Governance Committee considers other specific qualifications that may be desired or required of nominees, including their independence and ability to satisfy specific Audit Committee or Human Capital Committee requirements. The Governance Committee assesses the effectiveness of its Board membership criteria as part of the director selection and nomination process. In determining whether to recommend a director for re-election, the Governance Committee also considers the director's interest in continuing to serve, past attendance at meetings, contributions to the Board and committees on which the director serves, the skills, experience and background that the director brings to the Board relative to the Board's needs and existing composition, and the results of the most recent Board, committee and individual director evaluations.

Board Tenure

The Governance Committee periodically reviews the mix of our directors' tenure on the Board and favors maintaining a balance that helps transition the knowledge and experience of longer-serving directors and contributes to a range of perspectives. The average tenure of the 11 independent directors who are director nominees is 5.5 years, with six members having served fewer than 5 years, two members having served between 5 and 10 years, and three members having served more than 10 years.

Limits on Board and Audit Committee Service

While we recognize that Board members benefit from service on the boards of other companies and such service is encouraged, the Board believes it is critical that directors be able to dedicate sufficient time to their service on our Board. To that end, no director may serve on more than three public company boards in addition to our Board, or on more than two audit committees of public companies in addition to our Audit Committee.

Board Meetings and Attendance

The Board of Directors met nine times during 2015. Depending upon committee assignments, a director generally would have had 24 to 31 meetings to attend in 2015. Average director attendance at Board and committee meetings was 97%, and each incumbent director attended at least 75% of the total number of meetings of the Board and committees on which he or she served during the period of the director's service in 2015.

Directors are expected to attend annual meetings of shareholders. All current directors serving on the Board at the time of the 2015 Annual Meeting attended that meeting.

Committees of the Board

The Board of Directors has five standing committees: Audit, Risk and Finance, Governance, Human Capital, and Regulatory Compliance. Each committee has a charter that is available on our investor relations website under the "Corporate Governance" heading at www.investors.unum.com. In addition to the duties contained in their respective charters, each committee may be assigned additional tasks by the Board, and each is charged with reporting its activities to the Board.

BOARD MEMBERS AND COMMITTEES

Name	Term Expires	Audit	Risk & Finance	Governance	Human Capital	Regulatory Compliance
Theodore H. Bunting, Jr.	2016	●			●	
E. Michael Caulfield	2016	Chair	●			
Joseph J. Echevarria[1]	2016	●		●		
Cynthia L. Egan	2016	●				●
Pamela H. Godwin	2016		●	Chair		
Kevin T. Kabat	2016			●	Chair	
Timothy F. Keaney	2016	●	Chair			
Gloria C. Larson	2016			●		Chair
A.S. (Pat) MacMillan, Jr.[2]	2016				●	●
Richard P. McKenney	2016					
Edward J. Muhl	2016				●	●
Ronald P. O'Hanley	2016		●		●	
William J. Ryan[2]	2016		●	●		
Francis J. Shammo	2016	●				●
Thomas R. Watjen	2016					
2015 Committee Meetings		11	5	10	11	5

(1) Mr. Echevarria joined the Board effective April 1, 2016 and therefore did not attend committee meetings in 2015.
(2) As noted on page 30, Messrs. MacMillan and Ryan will retire from the Board at the Annual Meeting in May 2016.

Audit Committee

The Audit Committee assists the Board in oversight of financial statement and disclosure matters, the effectiveness of internal control over financial reporting, the relationship with our independent auditor, the internal audit function, compliance with legal and regulatory requirements, and financial risk. The Audit Committee has the sole authority to appoint, oversee and, if necessary, replace the company's independent auditors. A more complete description of the responsibilities of the Audit Committee is included in the Report of the Audit Committee beginning on page 32.

All members of the Audit Committee meet the independence requirements of the SEC and the NYSE for audit committee members and our corporate governance guidelines. The Board has further determined that all six members of the Audit Committee, Theodore H. Bunting, Jr., E. Michael Caulfield, Joseph J. Echevarria, Cynthia L.

Egan, Timothy F. Keaney, and Francis J. Shammo, are "audit committee financial experts" under SEC regulations, and are "financially literate" as required by the NYSE.

Risk and Finance Committee

The Risk and Finance Committee assists the Board in oversight of our investments, capital and financing plans and activities, including dividends and borrowings, and related financial matters and the associated risks. It also oversees our enterprise risk management activities and other risks not specifically allocated to another committee. Among other responsibilities, the Risk and Finance Committee:

- Monitors, evaluates and recommends to the Board capital and financing plans, activities, requirements and opportunities;

- Oversees implementation of and compliance with investment strategies, guidelines and policies;

- Reviews, assesses and reports on the impact of various finance activities on our debt ratings; and

- Monitors, evaluates and makes recommendations regarding matters pertaining to our Closed Block segment, including the long-term care business, that could have a meaningful impact upon any of the matters for which the Risk and Finance Committee has oversight responsibility.

All members of the Risk and Finance Committee meet the independence requirements of our corporate governance guidelines.

Governance Committee

The Governance Committee assists the Board in implementation and oversight of our corporate governance policies. Among other responsibilities, the Governance Committee:

- Oversees compliance with our corporate governance guidelines;

- Identifies qualified candidates for the Board, consistent with criteria approved by the Board, and periodically reviews such criteria;

- Oversees the process for Board and committee evaluations; and

- Periodically makes recommendations to the Board regarding committee membership.

All members of the Governance Committee meet the independence requirements of the NYSE and our corporate governance guidelines.

Human Capital Committee

The Human Capital Committee assists the Board in oversight of our compensation and benefit programs and related risks to support business plans, attract and retain key executives and tie compensation to performance. Among other responsibilities, the Human Capital Committee:

- Establishes our general compensation philosophy, principles and practices;

- Takes into consideration the results of the company's most recent say-on-pay vote;

- Evaluates and approves compensation and benefit plans;

- Annually reviews and approves compensation of the CEO and other executive officers;

- Reviews and recommends to the Board the form and amount of director compensation; and

- Reviews the Compensation Discussion and Analysis and related disclosures in our proxy statements.

All members of the Human Capital Committee meet the independence requirements of the NYSE for directors and compensation committee members and our corporate governance guidelines and are "non-employee directors" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934 and "outside directors" for purposes of Section 162(m) of the Internal Revenue Code.

Regulatory Compliance Committee

The Regulatory Compliance Committee assists the Board in its oversight of regulatory, compliance, policy and legal matters and related risks and compliance with laws and regulations. Among other responsibilities, the Regulatory Compliance Committee:

- Monitors the effectiveness of our compliance efforts concerning applicable regulatory and legal requirements and internal policy;

- Reviews and discusses with management any communication to or from regulators or governmental agencies and any complaints, reports and legal matters that raise significant issues regarding our compliance with applicable laws or regulations; and

- Monitors the investigation and resolution of any significant instances of noncompliance or potential compliance violations.

All members of the Regulatory Compliance Committee meet the independence requirements of our corporate governance guidelines.

The Board's Role in Risk Oversight

The Board has an active role, as a whole and also at the committee level, in overseeing management of the company's risks. The Board is responsible for managing strategic risk, and it regularly reviews information regarding our capital, liquidity and operations, as well as the risks associated with each. The Risk and Finance Committee is responsible for oversight of the company's enterprise risk management program and receives a report on these activities at least quarterly. The Risk and Finance Committee is also responsible for overseeing risks associated with investments and related financial matters, including those pertaining to our Closed Block segment, and any other risks not specifically allocated to another committee for oversight. The Audit Committee is responsible for oversight of financial risk and continues to fulfill its NYSE-mandated responsibility to discuss guidelines and policies with respect to the process by which the company undertakes risk assessment and risk management. The Audit Committee and Risk and Finance Committee may also meet jointly as appropriate to oversee certain risks for which they have overlapping responsibility, including operational risks relating to data privacy, cybersecurity and business continuity. The Human Capital Committee is responsible for overseeing the management of risks relating to our compensation plans and programs and, as more fully described below, receives an annual report from the company's chief risk officer with respect to these risks. The Regulatory Compliance Committee oversees management of risks related to regulatory, compliance, policy and legal matters, both current and emerging and whether of a local, state, federal or international nature. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through committee reports about such risks in addition to the risk information it receives directly.

Compensation Risk

Each year, the company's chief risk officer, in consultation with the Human Capital Committee, undertakes a risk assessment of our compensation programs and practices. This year's process included the following steps:

- Review of the overall design and philosophy of the incentive compensation programs.

- Review and assessment of the 2015 annual incentive program and long-term incentive program performance measures for alignment between actual results and achievement payout levels.

- Identification of fundamental principles to test, including the SEC's non-exclusive list of situations where compensation programs may have the potential to raise material risks to the company.

- Assessment of the incentive programs in light of the company's primary risks (as disclosed in the company's 2015 Form 10-K) and the company's annual financial and capital plans.

- Assessment of proposed design changes to the 2016 incentive plans.

Based on this assessment, the following conclusions were reached by the chief risk officer and presented to the Human Capital Committee:

- The company's incentive program targets, thresholds, caps, weights and payout curves are effective control mechanisms.

- The incentive plans are balanced and align the long-term interests of stakeholders and management.

- The program's goals are effectively balanced and consistent with the risk levels embedded in the company's financial and capital plans.

- All potential awards are subject to Human Capital Committee discretion and the company has a recoupment policy in place in the event of a material earnings restatement.

Accordingly, our chief risk officer and the Human Capital Committee do not believe the company's compensation programs create risks that are reasonably likely to have a material adverse effect on the company.

Director Retirement Policy

Our bylaws do not allow any person to serve as a director beyond the date of the annual meeting of shareholders immediately following his or her 72nd birthday. In accordance with this policy, Messrs. MacMillan and Ryan will retire from the Board effective at the Annual Meeting. We expect that one other director (Mr. Muhl) will retire pursuant to this policy at the 2017 Annual Meeting.

Compensation Committee Interlocks and Insider Participation

None of the members of the Human Capital Committee has served as an officer of the company, and during 2015 none of the members of the Human Capital Committee was an employee of the company. None of our executive officers served as a member of a board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our Board or Human Capital Committee.

Related Party Transactions and Policy

The Board has adopted a written policy concerning related party transactions. This policy covers any transaction in which the company was or is to be a participant and the amount involved exceeds $120,000, and in which any related party had or will have a direct or indirect material interest. A "related party" means any of our directors, director nominees, executive officers, persons known to us to beneficially own more than 5% of our outstanding common stock, and any of their respective immediate family members, and any entity in which any of these persons has an interest as an employee, principal or 10% or greater beneficial owner or other material financial interest.

Prior to entering into a transaction that may be viewed as a related party transaction, the related party must notify our general counsel of the facts and circumstances of the transaction. If the general counsel determines that the proposed transaction is a related party transaction, it is submitted to the disinterested members of the Audit Committee for consideration at the next Committee meeting (or to the chair of the Committee if it is not practical to wait until the next meeting and the chair is not a related party to the transaction). The Committee considers all relevant facts and circumstances, including the benefits to the company, if the related party is an independent director or nominee, the potential effect of entering into the transaction on the director's or nominee's independence, any improper conflict of interest that may exist, the availability of other sources for the products and services, the terms of the transaction, and the terms available from or to unrelated third parties generally.

The transaction may be approved if it is determined in good faith not to be inconsistent with the best interests of the company and shareholders. Certain types of transactions are deemed to be pre-approved by the Audit Committee, including executive officer and director compensation arrangements approved by the Board of Directors or the Human Capital Committee, indemnification payments and any transaction between the company and any entity in which a related party has a relationship solely as a director, less than 10% equity holder, or employee (other than an executive officer), or all of these relationships.

Transactions with Related Persons

During 2015 and up to the date of this proxy statement, there have been no related party transactions required to be disclosed.

Codes of Conduct and Ethics

The Board has adopted a code of conduct establishing certain business practices and ethics applicable to all of our directors, officers and employees. The Board has also adopted a separate code of ethics applicable to our CEO and certain of our senior financial officers. Both of these codes, together with any information on certain amendments or any waivers applicable to certain of our executive officers, are available on our investor relations website under the "Corporate Governance" heading at www.investors.unum.com.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee[1] (in this report, the "Committee") is appointed by the Board of Directors and operates under a written charter adopted by the Board, a copy of which is available on the company's investor relations website at www.investors.unum.com. The Committee is comprised solely of independent directors who meet the independence requirements of the SEC and the NYSE. All members of the Committee are "financially literate" as required by the NYSE, and the Board has determined that all six members are "audit committee financial experts" under SEC regulations. In July 2015, Francis J. Shammo became a member of the Committee upon his election to the Board. In April 2016, Joseph J. Echevarria became a member of the Committee upon his election to the Board. Former Committee member Thomas Kinser retired from the Board at the end of 2015.

The primary purpose of the Committee is to assist the Board in its oversight of the:

- Integrity of the company's financial statements and related disclosures;
- Effectiveness of the company's internal control over financial reporting;
- Compliance by the company with legal and regulatory requirements;
- Qualifications, independence and performance of the company's independent auditor;
- Responsibilities and performance of the company's internal audit function; and
- Management of the company's financial risks.

The Committee is also responsible for discussing guidelines and policies with respect to the process by which the company undertakes risk assessment and management, and communicates with the Risk and Finance Committee as necessary for this purpose. The Committee receives regular enterprise risk management (ERM) reports, including results of the Own Risk and Solvency Assessment (ORSA). In 2015, the Committee Chair and another member of the Committee reviewed and provided input in the development of the ORSA Summary Report. This report provides strong evidence of the strengths of the company's ERM framework, measurement approaches, key assumptions utilized in assessing our risks, and prospective solvency assessments under both normal and stressed conditions.

The Committee met 11 times during 2015. The Committee regularly held executive sessions and met separately with its independent auditor, Ernst & Young, and with the internal auditors without management present.

In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management and the independent auditor matters relating to the company's accounting and financial reporting processes, including the internal control over financial reporting; reviewed and discussed with management and the independent auditor the company's annual and quarterly financial statements and related disclosures in reports filed with the SEC; pre-approved all audit services and permitted non-audit services to be performed by the company's independent auditor; reviewed and discussed with management the responsibilities and performance of the internal audit function; discussed with management policies relating to risk assessment and risk management, as well as specific financial risks; and obtained and reviewed reports concerning the company's policies and procedures for ensuring compliance with legal and regulatory requirements.

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[1] Joseph J. Echevarria did not join the Committee until April 1, 2016, and therefore did not participate in Committee actions with respect to the Report of the Audit Committee contained in this proxy statement.

Management is primarily responsible for the preparation, presentation and integrity of the company's financial statements and for the reporting process, including the establishment and effectiveness of the company's internal control over financial reporting. The company's independent auditor is responsible for performing an independent audit of the financial statements and of the effectiveness of the company's internal control over financial reporting in accordance with auditing standards promulgated by the Public Company Accounting Oversight Board (PCAOB). The independent auditor reports directly to the Committee, which is responsible for the appointment, compensation, retention and oversight of the work performed by the independent auditor.

The Committee reviewed and discussed with management the company's audited financial statements for the year ended December 31, 2015, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant estimates and assumptions which could impact the amounts reported in the company's financial statements, and the clarity of disclosures in the financial statements. The Committee reviewed and discussed with the independent auditor the overall scope and results of the independent audit and its judgments of the quality and acceptability of the company's accounting principles. The Committee also engaged in discussions with management and the independent auditor, among other matters, concerning management's assessment of reserve adequacy across all major business lines, which is presented to the Committee each year. The Committee discussed with the independent auditor the matters required to be discussed by applicable standards of the PCAOB. The Committee received the written disclosures and the letter from the independent auditor required by applicable requirements of the PCAOB regarding the auditor's communications with the Committee concerning independence. The Committee also discussed with the independent auditor matters relating to its independence, including consideration of whether the independent auditor's provision of non-audit services to the company is compatible with the auditor's independence. In order to assure continuing auditor independence, the Committee periodically considers whether there should be a regular rotation of the independent auditor.

The company's internal audit function, under the direction of the chief auditor, reports directly to the Committee, which is responsible for the oversight of the work performed by the internal auditors. The internal auditors are responsible for, among other matters, conducting internal audits designed to evaluate the company's system of internal controls. The Committee reviewed and discussed with the company's internal auditors, and received regular status reports from them concerning, the overall scope and plans for their audits. The Committee met with the internal auditors, with and without management present, to discuss their audit observations and findings, and management's responses, and their evaluation of the effectiveness of the company's internal control over financial reporting.

The Committee evaluates the performance of its independent auditor, including the senior audit engagement team, each year and considers whether to retain the current independent auditor or consider other audit firms. In doing so, the Committee took into consideration a number of factors, including the professional qualifications of the firm and the lead audit partner, the quality and candor of the firm's communications with the Committee and the company, and evidence supporting the firm's independence, objectivity, and professional skepticism. The Committee also reviewed the 2014 PCAOB inspection report of Ernst & Young which was published in 2015 and discussed its findings with the independent auditor. In conjunction with the mandated rotation of the independent auditor's lead engagement partner, the Committee and its chair are directly involved in the selection of the independent auditor's lead engagement partner, including the current partner who assumed this role in 2014 after meeting with a subgroup of the Committee during which his qualifications were discussed.

Based on this evaluation, the Committee has determined that the continued retention of Ernst & Young to serve as the company's independent auditor is in the best interests of the company and its shareholders. Accordingly, the Committee appointed Ernst & Young as the company's independent auditor for 2015. Ernst & Young has served as the company's independent auditor since the merger of Unum and Provident in 1999, and before that served at various times as the independent auditor for the company and certain predecessor companies. Although the Committee has sole authority to appoint the independent auditor, the Committee recommended that the Board of Directors seek shareholder ratification of the appointment at the Annual Meeting as a matter of good corporate governance.

Based on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board approved, that the company's audited financial statements for the year ended December 31, 2015 be included in the company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

2015 Audit Committee:
E. Michael Caulfield, Chair
Theodore H. Bunting, Jr.
Cynthia L. Egan
Timothy F. Keaney
Francis J. Shammo

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we provide an overview of our compensation philosophy and processes, and explain how the Human Capital Committee of our Board (referenced throughout as the "Committee") arrived at its compensation decisions for the below named executive officers (NEOs) for 2015, all of whom are included in the 2015 Summary Compensation Table on page 73.

- Richard P. McKenney, President and Chief Executive Officer
- John F. McGarry, Executive Vice President and Chief Financial Officer
- Thomas R. Watjen, Retired Former Chief Executive Officer
- Breege A. Farrell, Executive Vice President, Chief Investment Officer
- Michael Q. Simonds, President and Chief Executive Officer, Unum US
- Lisa G. Iglesias, Executive Vice President, General Counsel

As previously announced, Mr. McKenney was elected as the company's President in April 2015 and subsequently assumed the role of CEO following Mr. Watjen's retirement in May 2015. Mr. Watjen is currently serving as the Chairman of the Board and will continue in this role for one more year if re-elected as a director at the Annual Meeting. John F. McGarry, who had previously served as President and Chief Executive Officer of our Closed Block Operations, succeeded Mr. McKenney as Chief Financial Officer in April 2015.

Business and Performance Review

Our Business

We are a leading provider of financial protection benefits in the United States and United Kingdom. Our products include disability, life, accident, and critical illness insurance. These products, which are primarily offered through the workplace, help protect millions of working people and their families from the financial hardships that can occur in the event of illness, injury, or loss of life.

Our business operations are divided into three primary segments – Unum US, Unum UK, and Colonial Life – and a Closed Block of business that includes products we service and support but no longer actively market.

2015 Performance

Unum had another successful year in 2015 as we built on the sales and premium growth begun the prior year and maintained our track record of consistent financial and operating performance. The persistently low interest rate environment continues to pressure our results, but price increases and management of discount rates have allowed us to maintain our profitability.

Financial highlights[1] from 2015 include:

- Pre-tax operating income of $1.29 billion and after-tax operating income of $901.0 million, based on revenues of $10.7 billion;

- Record operating earnings per share (EPS) of $3.64, a 3.7% increase from the prior year and the tenth consecutive year of operating EPS growth;

- Consolidated operating return on equity (ROE) of 11.3% (14.5% in our core operating segments);

- Book value per share growth of 8.4% from 2014 (excluding accumulated other comprehensive income, or AOCI), the seventh consecutive year of growth; and

- Solid investment results in a difficult interest rate environment while emphasizing sound risk management and credit quality.

Operating highlights from 2015 include:

- Approximately $6.8 billion in benefits paid to people facing illness, injury or loss of life;

- Healthy growth in sales of 4.6% and premium of 5.1% throughout our core businesses;

- Acquisition of a leading dental carrier to complement the offerings of our U.K. business;

- High client satisfaction metrics that generally exceeded our plan benchmarks;

- A strong company brand, image and reputation; and

- Recognition of our corporate citizenship efforts by several independent organizations, including: being recognized as one of the best places to work in America by Forbes magazine and in the insurance industry by Business Insurance magazine; and being included in the Dow Jones Sustainability North America Index.

Our capital generation remained strong and allowed us to deploy that capital in a number of ways.

- Shareholders received $174.2 million in Unum dividends, representing an increase in the dividend rate of 12.1% over the prior year, bringing our cumulative dividend rate increase since 2008 to 146.6%;

- We also repurchased approximately 12.3 million shares at a cost of nearly $427 million, bringing our total share repurchases since 2007 to $3.2 billion; and

- Our credit ratings remain high as a result of the strength of our strong brand in the employee benefits market, our favorable operating results and our strong balance sheet.

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[1] Operating results referenced in this document are non-GAAP financial measures that exclude certain specified items. For 2015, these excluded items were net realized investment gains and losses and non-operating retirement-related gains or losses. For reconciliations of the non-GAAP financial measures, including operating income, operating revenue, operating earnings per share, operating return on equity and book value per share (excluding accumulated other comprehensive income, or AOCI), to the most directly comparable GAAP measures, refer to Appendix B. Effective January 1, 2015, we adopted an accounting standards update for tax credit partnership investments in qualified affordable housing projects and applied the amendments retrospectively, adjusting all comparative prior periods. See Note 1 of the Consolidated Financial Statements in Part II, Item 8 of our 2015 Form 10-K for further discussion.

CAPITAL GENERATION AND DEPLOYMENT

Year	Share Repurchases	Dividend Increase
2008	$700 million	—
2009	—	10.0%
2010	$356 million	12.1%
2011	$620 million	13.5%
2012	$500 million	23.8%
2013	$319 million	11.5%
2014	$301 million	13.8%
2015	$427 million	12.1%

Business Highlights

The following are 2015 performance highlights within our primary business segments and other key areas of the company:

Unum US

0.6% increase in operating income
4.2% increase in sales
6.4% increase in premium income
13.3% operating return on equity

Our Unum US segment, representing 61% of our consolidated premium income in 2015, built on the momentum of the prior year by delivering continued sales and premium growth, and favorable risk results. Operating income improved slightly from 2014, primarily due to strong premium growth and effective expense management.

Unum UK

2.4% increase in operating income*
6.2% increase in sales*
2.3% increase in premium income*
18.0% operating return on equity
* Results in British Pounds

Our Unum UK segment, representing 7% of our consolidated premium income in 2015, showed continued improvement as a result of actions we took to address profitability and expand into the dental market through acquisition. Strong sales and premium growth, coupled with favorable risk results, led to an excellent ROE and a good year for this business.

Colonial Life

3.4% increase in operating income
6.9% increase in sales
5.1% increase in premium income
16.6% operating return on equity

Our Colonial Life segment, representing 17% of our consolidated premium income in 2015, had another good year with a healthy increase in income, solid sales and premium growth, and stable risk results. Consistent with past years, Colonial Life continues to generate solid margins and returns.

Closed Block

Our Closed Block segment, representing 15% of our consolidated premium income in 2015, performed at or above our expectations, with a slight decrease in operating income of 0.8%. We continue to see consistent results from this block of business largely as a result of our continued investments in management resources and capabilities.

Investments

Our investment results remain solid, although we recorded lower net investment income in 2015. This was primarily due to a decline in the yield on invested assets as we continue to invest new cash flows at lower rates.

Total Shareholder Return

Unum has been a steady performer and a solid long-term investment during one of the most challenging economic periods in memory. Our share price has grown at a compound annual growth rate of 5.7% over the last 10 years. In fact, our total shareholder return (TSR) has outperformed the S&P Life and Health Index during the same time period, and matched or exceeded our Proxy Peer Group in all but the five-year comparison.

Due to the long-term nature of some of our businesses, our performance is pressured by the historically low interest rate environment. As a result, our stock price, as well as the stock price of many of our peers in the financial services sector, has underperformed the broader stock market indices over the past 10 years. However, by leveraging our market leading positions, strong underwriting and risk management discipline and effective capital management, we have been able to outperform our Proxy Peer Group and the S&P Life and Health Index as a whole.



2015 Say-on-Pay Vote

Although our 2015 shareholder advisory vote on executive compensation passed, the Board and the Human Capital committees were disappointed that it received only approximately 69% support. To better understand these results, we engaged in an extensive shareholder outreach effort, contacting each of our top 40 investors, representing the holders of over 69% of our outstanding shares. Eleven of these investors, representing holders of more than 45% of our outstanding shares, accepted our invitation for engagement.

During meetings with each of these 11 investors, shareholders provided feedback on a variety of topics. Multiple shareholders commented that they were pleased to see a robust process for Board succession along with a focus on diversity and skills needed to support our business strategy. We did not receive many comments or suggestions for changes to our compensation programs. In fact, the shareholders we spoke with generally had favorable comments about the design of our executive compensation programs and policies. Below is a summary of the key feedback we heard and our response.

	What We Heard	Our Response
Most Common Shareholder Feedback	Need to disclose why we use return on equity (ROE) as a performance metric in both annual and long-term incentive plans	• ROE is one of the most important metrics for our shareholders and we think tightly aligned with shareholder value • Including this metric in both incentive plans is designed to keep employees focused on both short-term and long-term results • We assign it only a 20% weighting in the annual incentive plan, which minimizes risk of overemphasis and, in the Committee's view, provides the right overall balance • (see disclosure beginning on page 51 for details)
Other Shareholder Comments	Suggest enhanced disclosure of goal-setting process to provide additional insight into the rigor of performance goals	• Performance goals are a direct output of our business plans for the year • Metrics carefully balance the current performance of the business and the risk appetite of the enterprise with an appropriate amount of stretch • External economic factors and their impact on our business are considered as part of business plan process • Sensitivity tests of possible upside and downside scenarios to the plans are used to ensure appropriate degree of rigor • (see disclosure beginning on page 51 for details)
	Disclosure on changes to pay as a result of recent leadership changes	• Messrs. McKenney and McGarry received promotional increases in April 2015 based on their new positions • The compensation packages for each are below what we paid the predecessors in their positions and are also below the median relative to the Proxy Peer Group • This reflects the Committee's practice of setting the pay of newly-promoted employees and making adjustments over time based on tenure and performance in the job • (see Management Transition section on page 40 for details)
	Suggest disclosing incentive plan adjustments that will be made during the current calendar year in addition to those actually made during the prior year	• Each year, the Committee determines that certain items not included in the financial plan for the year will be excluded from the calculation of the company's performance, for purposes of both the annual and long-term incentive plans, should they occur. Disclosure on page 56 confirms that the same list of items that were used for 2015 have also been approved for 2016.
	Provide information on what you heard from shareholders and how you are responding	• See the information provided or referenced in this section

In addition to our meetings with shareholders, we also met with two large proxy advisory firms to provide an update on our shareholder engagement efforts and gain further insight into their views regarding our programs and disclosure. We believe that the changes to our disclosure referenced above are also responsive to comments that we received from these firms. Specifically, our disclosure with respect to the leadership transition and related compensation, rigor of the goal setting process, and use of return on equity as a performance goal are responsive to comments from their reports and/or the meetings we held with them.

Key Executive Compensation Practices

We are committed to good executive compensation practices, including the following:

- Pay for performance linking a majority of compensation to individual, financial and stock price performance measures;
- Annual say-on-pay votes;
- Robust stock ownership and retention requirements for senior officers and directors;
- Anti-pledging and anti-hedging policies applicable to executives and directors;
- Double-trigger vesting of long-term incentives which would only occur upon a qualifying termination following a change in control;
- Independent compensation consultant to the Human Capital Committee;
- Minimal perquisites; and
- Elimination of golden parachute excise tax gross-ups.

Management Transition

Upon the conclusion of the 2015 Annual Meeting, Thomas R. Watjen retired as the President and Chief Executive Officer of Unum Group after more than 20 years with the company, including the last 12 as CEO. Richard P. McKenney, who had previously served as Executive Vice President and Chief Financial Officer since August 2009, succeeded Mr. Watjen as President and was elected as a director of the company in April 2015. Mr. McKenney then succeeded Mr. Watjen as CEO upon his retirement the following month. John F. McGarry, formerly President and Chief Executive Officer of Closed Block Operations, succeeded Mr. McKenney as Chief Financial Officer in April 2015.

The management transition has been smooth and seamless. As is noted in the individual performance comments on page 48, the Board noted the effective transition and that company performance has continued at a high level.

Mr. McKenney's Accomplishments as CEO

In addition to facilitating the changes in management roles, Mr. McKenney led the company to strong operating performance in 2015. The company achieved record operating earnings per share of $3.64, a 3.7% increase over the prior year. Each operating business unit met or exceeded its goals. Capital metrics and the balance sheet remained strong and book value per share grew by 8.4%. Under Mr. McKenney's leadership, we believe that the company is well positioned for future success. See page 48 for Mr. McKenney's additional accomplishments.

Compensation Components

The Committee established the following key components of Mr. McKenney's compensation package effective with his promotion to President in April 2015 (which remained unchanged with his subsequent promotion to CEO):

- Base Salary: Mr. McKenney's base was set at $975,000;

- Annual Incentive Award: The annual incentive target for Mr. McKenney was set at 175%, prorated for the portion of the year he would serve as President and later as CEO; and

- Long-Term Incentive Award: The annual long-term incentive target for Mr. McKenney was set at $5,000,000. For his 2015 award, this amount was prorated for the portion of the year that he would serve as CEO, producing a target award of $3,000,000.

Upon Mr. McGarry's promotion to CFO in April 2015, the Committee approved the following compensation package for him:

- Base Salary: Mr. McGarry's base salary was set at $550,000;

- Annual Incentive Award: The annual incentive target for Mr. McGarry was set at 100%, prorated for the portion of the year he would serve as CFO; and.

- Long-Term incentive Award: The annual long-term incentive target for Mr. McGarry was set at 150% of base salary. For his 2015 award, this amount was prorated for the portion of the year that he would serve as CFO, producing a target award of $618,750.

The compensation packages for Messrs. McKenney and McGarry are below what we paid the predecessors to their positions and are currently below the median relative to the Proxy Peer Group. This reflects the Committee's practice of pay positioning newly-promoted employees and making adjustments over time based on tenure and performance in the job.

The Committee's 2015 compensation decisions for the remaining NEOs can be found beginning on page 57.

Mr. Watjen's Retirement

Mr. Watjen retired coincident with the company's 2015 Annual Meeting. He then assumed the role of non-executive Chairman.

His director compensation for the 2015/2016 board year consists of an annual cash retainer of $95,000, a restricted stock unit grant of $140,000 and an additional cash retainer of $200,000 for serving as Chairman of the Board. An overview of our director compensation program can be found, beginning on page 19 of this proxy statement.

Compensation Program Structure and Committee Decisions

Our executive compensation philosophy is designed to reward performance that helps us achieve our corporate objectives, increase shareholder return, and attract and retain talented individuals. We do this by:

- Offering base salaries that reflect the competitive market as well as the roles, skills, abilities, experience, and performance of employees;

- Providing incentive opportunities for all employees based on the achievement of corporate and individual performance goals; and

- Aligning the long-term interests of management and shareholders by offering performance-based equity compensation opportunities and requiring senior officers to own a specified value of shares and retain equity awards for a specified period of time after vesting. This practice also promotes a culture of ownership and accountability in the company.

Elements of Pay

There are five primary elements of pay in our executive compensation program, which are summarized in the following table.

Those pay elements that are "at risk," or contingent upon individual or corporate performance, are noted in the table below. Our NEOs, as the most senior officers of the company, have a majority of their targeted total direct compensation (consisting of fixed salary and variable annual and long-term incentive awards), at risk. This design creates an incentive for achievement of performance goals (short- and long-term) and aligns the interests of executives with those of our shareholders. For 2015, 87% of Mr. McKenney's targeted total direct compensation was at risk. For the remaining NEOs (except Mr. Watjen who retired on May 21, 2015), an average of 70% of their aggregate targeted total direct compensation was at risk.

PAY ELEMENTS

Annual base salary

To provide a fixed amount of compensation that is reflective of the market for similar jobs as well as individual skills, abilities, and performance. Aligns with our compensation philosophy of attracting and retaining talented individuals.

Annual incentive awards (at risk)

To motivate executives to achieve short-term corporate financial goals as well as individual objectives. This form of compensation is paid in cash based on the achievement of corporate and individual goals and aligns with our compensation philosophy of rewarding performance in the achievement of short-term corporate objectives.

Long-term incentive awards (at risk)

To motivate long-term performance and align the interests of management and shareholders. This form of compensation is awarded in performance-based restricted stock units (PBRSUs) and performance share units (PSUs) based on a corporate earnings threshold and individual performance. Additionally, PSU vesting is based on achievement of three-year, prospective corporate financial goals, modified by relative total shareholder return. This aligns with our compensation philosophy of rewarding long-term performance and attracting and retaining talented individuals.

Retirement and workplace benefits

To provide a competitive program that addresses health, welfare, and retirement needs of executives and other employees. Aligns with our compensation philosophy of attracting and retaining talented individuals.

Perquisites and other personal benefits

Most perquisites were eliminated as of 2008. The limited perquisites we currently offer are in support of a specific business purpose.

Roles of the Committee, Executive Officers and Consultants

The Committee, CEO, and compensation consultant each have important roles in our compensation program. The Committee, with input from the CEO, and compensation consultant, has the final authority to:

- Evaluate, design, and administer a compensation program for executive officers that appropriately links pay, company and individual performance, and the creation of shareholder value;
- Establish performance goals and certify whether they have been attained;
- Review the performance of the CEO, with input from the full Board, and determine his compensation; and
- Determine compensation for each of the other NEOs.

The CEO provides to the Committee:

- A self-assessment outlining his own performance for the year;
- Performance assessments and compensation recommendations for executives who report directly to him, which includes all of the NEOs (except Mr. Watjen); and
- His perspective on the business environment and the company's performance.

The CEO does not participate in any decisions related to his own compensation.

Pay Governance LLC, as compensation consultant to the Committee, provides objective, expert analyses, independent advice, and comparative data across peer companies on executive and director compensation. Pay Governance reports directly to the Committee, which is responsible for the appointment, compensation, retention, and oversight of the work performed by the consultant. A senior representative of the compensation consultant generally attends Committee meetings, participates in executive sessions of the Committee without management present, and communicates directly with Committee members outside of meetings. Management interacts with the compensation consultant only when doing so on behalf of the Committee or concerning proposals the Committee will review for approval.

The Committee has adopted a policy requiring that its compensation consultant be independent. During 2015, the Committee completed its annual assessment of the independence of Pay Governance, taking into account the following factors:

- Compliance with the Committee's independence policy;
- Other services, if any, provided to the company by the consultant;
- The amount of fees paid by the company to the consultant as a percentage of the consultant's total revenues;
- Any business or personal relationships between the consultant (including its representatives) and the company's directors or senior officers; and
- The policies and procedures the consultant has in place to prevent conflicts of interest, which include a prohibition against stock ownership in the company.

Pay Governance has attested to its independence and does not provide any services to the company other than those related to director and executive compensation consulting. Fees paid to Pay Governance for such services provided in 2015 totaled $143,370.

Based on its assessment, the Committee concluded that the compensation consultant is independent under the Committee's policy and that the compensation consultant's work has not raised any conflict of interest.

The company's finance, human resources, and legal staff, including the chief financial officer, support the Committee in its work. Employees from these departments discuss various executive compensation topics with the Committee and its compensation consultant, including how compensation plans fit in with other programs and business objectives. Although these staff members may make recommendations, the final decision on all executive compensation matters rests solely with the Committee.

Compensation Benchmarking

The Committee compares the compensation of our named executive officers to the median pay of executives in similar positions at peer companies. By targeting each pay element to the approximate median of the applicable comparator group (as described below), we ensure that the balance among the elements is competitive, while at the same time allowing company and individual performance to determine a majority of the compensation received by our NEOs. Overall, these benchmarking comparisons are used as points of reference and are secondary to the primary factors considered by the Committee when making compensation decisions. The primary factors are: company performance; individual performance; the executive's level of responsibility and tenure; internal equity considerations; the creation of shareholder value; our executive compensation philosophy; and the results of the most recent shareholder say-on-pay vote.

The two sources used by the Committee for benchmarking executive compensation are:

- For CEO and CFO compensation, a proxy peer group comprised of insurance and financial services companies that are either our business competitors or primary competitors for talent (Proxy Peer Group). The Proxy Peer Group is also a reference for compensation programs and practices. The composition of the Proxy Peer Group is determined by the Committee and reviewed annually as outlined below; and
- For the compensation of our other NEOs, the Willis Towers Watson Diversified Insurance Study of Executive Compensation (Diversified Insurance Study). This source is used because responsibilities of our other NEOs may not be directly comparable with those of named executives at other companies in the Proxy Peer Group.

In addition to benchmarking executive compensation, the Committee uses a subset of the Proxy Peer Group (which we refer to as the "PSU Peer Group") for purposes of measuring relative TSR for our PSU awards (see page 55 for details on these awards). This subset is selected because they are considered to be direct business competitors of Unum.

The Committee evaluates the composition of the Proxy Peer Group every year. Peer companies are determined based on five primary criteria (life and health GICS code; reasonable range of: assets; revenues; and market capitalization; and competition with Unum for talent and/or market share). Based on our review in August 2015, on average, the peer companies met three of the five criteria. Overall, Unum is above the median asset level and approximately 82% of the revenue median. Additionally, 10 of the 17 peers (59%) selected Unum as a peer for compensation benchmarking purposes in their 2015 proxy statements.

During its annual Proxy Peer Group analysis in August 2015, the Committee determined to remove the managed healthcare companies (Aetna, Cigna, and Humana) from the Proxy Peer Group in 2016 due to their expected size increase as a result of recently announced deals as well as the evolving dynamics within this space of the insurance market. Additionally, the Committee, after consideration of: (a) the number of peers needed for statistical validation, (b) the size of peers relative to the company and relative to each other, (c) whether peers selected the company as a peer, (d) the potential skewing of total shareholder return data following deal announcements, and (e) consistency in the treatment of announced deals involving peers, decided to remove StanCorp Financial from the group given that Meiji Yasuda acquired them. Furthermore, the Committee considered other insurance and financial services companies with its consultant, Pay Governance LLC, and determined that Voya Financial, a company that the Committee believes closely matches the criteria above based on its discussion and analysis, will be added to the 2016 Proxy Peer Group. The effect of these changes to the peer group was a 9.7% reduction in median CEO targeted total direct compensation (TDC).

Since the Proxy Peer Group contains a dispersion of companies (7 proxy peers are larger than Unum based on assets; 10 are smaller), annual sensitivity tests are performed to understand the impact of both larger and smaller peers on median CEO compensation levels. For the tests conducted in 2015, excluding the two smallest and two largest peers for testing purposes had no impact on CEO targeted TDC. An additional sensitivity test was conducted using a common statistical approach known as regression analysis. Regression analysis considers the correlation between two factors (e.g., compensation and asset or revenue size) and is commonly used to adjust compensation data to remove the effects of company size. A regression analysis that considered the correlation between asset size and compensation yielded a corresponding TDC level based on our asset size that was 7% less than the median TDC. A regression analysis that considered the correlation between revenue and compensation yielded a corresponding TDC based on our revenue that was 9% less than the median. Based on these tests, the Committee determined that the 2016 Proxy Peer Group is appropriate.

The following table lists the companies in the Diversified Insurance Study (DIS), PSU Peer Group and Proxy Peer Group.

BENCHMARKING EXECUTIVE COMPENSATION

Company	DIS Survey Partici-pant[1]	PSU Peer Group[3]	2015 Proxy Peer	Proxy Peer Indicators[1][2]				
				Life & Health GICS	*0.4x to 2.5x Unum Revenues*	*0.4x to 2.5x Unum Assets*	*0.5x to 5.0x Unum Market Capitalization*	*List Unum as a Peer*
Aetna			●			✓	✓	
Aflac	●	●	●	✓	✓	✓	✓	✓
AIG	●							
Allstate	●							
Aon			●		✓	✓	✓	
Assurant		●	●		✓	✓	✓	✓
AXA Group	●							
Cigna	●		●			✓	✓	✓
CNO Financial	●		●	✓	✓	✓		✓
Genworth Financial	●		●		✓	✓	✓	✓
Guardian Life	●							
Hartford Financial Services	●	●	●		✓		✓	✓
Humana			●			✓	✓	✓
John Hancock	●							
Lincoln National	●	●	●	✓	✓		✓	✓
Marsh & McLennan			●		✓		✓	
Massachusetts Mutual	●							
MetLife	●	●	●	✓				
Nationwide	●							
New York Life	●							
Northwestern Mutual	●							
One America Financial	●							
Pacific Life	●							
Phoenix Companies	●							
Principal Financial	●	●	●	✓	✓		✓	
Prudential Financial	●	●	●	✓			✓	
Reinsurance Group of America			●		✓	✓	✓	✓
Securian Financial	●							
StanCorp Financial		●	●	✓		✓		
Sun Life Financial	●							
Thrivent Financial	●							
TIAA-CREF	●							
Torchmark		●	●	✓			✓	✓
Transamerica	●							
USAA	●							
Voya Financial	●							

(1) For compensation decisions made in early 2015, benchmarking comparisons were made using the 2015 Proxy Peer Group and the 2014 DIS (the latest data available at the time). Although Unum participates in the DIS, we are excluded from this table. The number of participants in the DIS remained the same as the prior year; the only change was the inclusion of Voya Financial instead of ING.

(2) The Proxy Peer Group includes both property and casualty insurers and life and health insurers, with Unum's assets equal to 117% of the peer median as of December 31, 2014, and our revenue at 81% of the peer median for the year ended December 31, 2014. Unum is not part of the Proxy Peer Group.

(3) This peer group will be used for the TSR comparison under the 2015 PSU grant. These companies are our direct competitors, are generally followed by the same sell-side research analysts, and generally compete with us for talent.

Individual Performance Assessments

The Committee uses individual performance assessments as a factor in its determination of compensation for each NEO. Individual performance is measured against the leadership criteria and Board assessment goal areas described in the table below, as well as the common performance goals outlined on the following page. Collectively, these can be used to adjust earned annual incentive and long-term incentive awards between 0% and 125%.

Evaluation Criteria

In evaluating how effectively each NEO met the leadership criteria, the Committee considered:

- Company performance;
- For Mr. McKenney, the Board's assessment of his performance, as well as his self-assessment;
- For NEOs other than the CEO and Mr. Watjen, the CEO's performance assessments of the NEOs. For each individual, the performance assessment is based on a combination of performance feedback from the individual's direct manager, peers, direct reports, and other partners, as well as the individual's self-assessment; and
- Written assessments by all Board members of each NEO against the stated goals in the areas listed in the table below.

INDIVIDUAL PERFORMANCE ASSESSMENTS

Leadership Criteria	Board Assessment Goal Areas
- Delivers results - Builds organizational talent - Makes effective decisions - Creates business and enterprise value - Engages employees in the corporate vision - Adheres to the company's values	- Leadership - Strategic planning, succession planning, and leadership development - Demonstrated performance - Building and sustaining a high-functioning organization and team - Humility and ego maturity - Statesmanship - Balance of putting the company first with appropriate self-care and resilience - Ability to balance complex competing factors - Commitment to the enterprise as well as their business unit - Board relations

2015 Performance Assessment and Highlights

The named executive officers' achievement levels, for purposes of the 2015 annual incentive paid in March 2016 and long-term incentive awards granted in February 2016, were determined in part based on the following common performance goals. Each common performance goal has specific areas of focus for each executive and his or her respective business areas.

2015 COMMON PERFORMANCE GOALS

Achieve the business and financial objectives the Board approved for the company, which includes the following areas of focus:

- Positioning each business to deliver planned results and capitalize on market positions and opportunities
- Appropriately redeploying the company's excess capital
- Continuing to manage the plans of the company on an integrated basis

Deepen the management talent and employee engagement throughout the company:

- Strengthen the senior leadership succession plan
- Maintain a high level of employee engagement in all businesses
- Continue to take actions to assure that our workforce diversity matches that of our key stakeholders

Continue to develop the culture and values of the company at all levels which includes:

- Ethics and compliance
- Social responsibility
- Risk management

Build on the image and reputation of the company with key constituents:

- Including with regulators, media and public policy makers

Provide for a seamless management transition which includes:

- Visibility across the employee base
- Visibility with investors, regulators and media
- Continued development of strong relationships between the Board and management

Based on the above criteria, the Committee assessed the individual performance of our NEOs and awarded each an individual performance percentage. These percentages were used to calculate the final payout of 2015 annual incentives and long-term incentive awards granted in 2016, as described later in this section.

Individual performance highlights for each NEO, and their respective awarded performance percentages, are included below:

Richard P. McKenney
President and Chief Executive Officer

In assessing Mr. McKenney's performance for 2015, the Committee noted that he:

- Successfully transitioned into the CEO role as well as facilitated a seamless transition of his former CFO role;
- Achieved substantially all of the company's financial objectives, with each business segment meeting or exceeding its goals for the year. This resulted in operating earnings per share growth of 3.7%, which is the tenth consecutive year of operating earnings per share growth;

- Maintained a strong balance sheet and capital position. This capital position allowed us to continue to invest in our business, fund an acquisition, and return capital to shareholders through dividend increases and share repurchases;

- Completed an acquisition of a dental insurer in the U.K. which further strengthens our market presence in that country; and

- Made significant progress developing the company's long term Closed Block strategy as well as better aligning the Global Technology Services organization to meet future business needs.

Given these accomplishments, and consistent with the company's overall performance achievement of 103%, the Committee awarded Mr. McKenney an individual performance percentage of 103% for his 2015 annual incentive award and 103% as the strategic performance modifier for his long-term incentive award granted in February 2016.

John F. McGarry
Executive Vice President and Chief Financial Officer

In assessing Mr. McGarry's performance for 2015, the Committee noted that he:

- Effectively transitioned into the CFO role in 2015 and facilitated a seamless transition of his former role;

- Achieved substantially all of the company's financial objectives, with each business segment meeting or exceeding its goals for the year;

- Maintained a strong capital position which allowed the company to continue to invest in the growth of the business, fund an acquisition in the U.K., and return capital to shareholders through dividend increases and share repurchases;

- Worked closely with the Finance leadership team to drive appropriate organizational change, strengthen talent, and create a more efficient organization; and

- Undertook a lead role representing the company with external audiences including shareholders and the financial community.

Given these accomplishments, the Committee applied an individual performance percentage of 100% for Mr. McGarry's 2015 annual incentive award and 110% as the individual performance modifier for his long-term incentive award granted in February 2016, reflecting longer term expectations.

Thomas R. Watjen
Retired Chief Executive Officer

Mr. Watjen's bonus was calculated and paid per the terms of his employment agreement. Based on his retirement on May 21, 2015, the agreement stated that he was to receive a prorated bonus based on the number of days he served as CEO in the year of retirement divided by 365. This fraction was multiplied by the average of the annual bonuses paid for the three completed calendar years prior to the year in which retirement occurred.

Breege A. Farrell
Executive Vice President, Chief Investment Officer

In assessing Ms. Farrell's performance for 2015, the Committee noted that she:

- Achieved positive results despite a continued difficult investment environment;
- Remained disciplined in asset selection and maintained the overall strong credit quality of the portfolio;
- Continued to develop good partnerships with the business segment owners to help ensure we have appropriate alignment between products and investments;
- Remained focused on building and enhancing talent and depth within the investment team; and
- Maintained a strong external focus with the broader investment community allowing us to leverage industry trends and developments.

Given these accomplishments, the Committee applied an individual performance percentage of 100% for Ms. Farrell's 2015 annual incentive award and 100% as the individual performance modifier for her long-term incentive award granted in February 2016.

Michael Q. Simonds
Executive Vice President, President and Chief Executive Officer, Unum US

In assessing Mr. Simonds' performance for 2015, the Committee noted that he:

- Led Unum US to strong financial results despite a continued difficult interest rate environment;
- Delivered strong sales and premium growth while maintaining risk and pricing discipline. Sales increased 4.2% while premium growth of 6.4% was the strongest in over 10 years;
- Continued to focus on talent development within Unum US as well as the enterprise overall;
- Drove the assessment and early stage development of our new technology platform to better serve our customers and simplify our operations; and
- Represented the company with a variety of outside stakeholders including shareholders, regulators, customers, and brokers.

Given these accomplishments, the Committee applied an individual performance percentage of 110% for Mr. Simonds' 2015 annual incentive award and 110% as the individual performance modifier for his long-term incentive award granted in February 2016.

Lisa G. Iglesias
Executive Vice President, General Counsel

In assessing Ms. Iglesias' performance for 2015, the Committee noted that she:

- Contributed to effective transition in leadership as she assumed the role of General Counsel;
- Assessed and executed significant changes in the legal organization to better align the organization with the needs of the business;
- Produced strong performance despite instituting significant change in the department, with most performance indicators on track for the year;

- Integrated quickly and effectively to a new organization and culture. She has built solid connections within the businesses as well as the Board of Directors; and

- Continues to build industry and company knowledge while at the same time utilizing her considerable legal and public company expertise to move the organization forward.

Given these accomplishments, the Committee applied an individual performance percentage of 105% for Ms. Iglesias' 2015 annual incentive award and 105% as the individual performance modifier for her long-term incentive award granted in February 2016.

Company Performance Targets

Each year, the Committee sets targets for several performance measures that are used to calculate annual and long-term incentive awards. Performance measures and their respective targets are established for the company as a whole as well as for each of our principal operating business segments, and weightings are assigned to each performance measure based on its relative importance to the company or business segment.

The performance targets are aligned with the company's primary business objectives:

- Strong operational performance

- Disciplined growth

- Effective risk management

- Consistent capital generation

The performance goals in our incentive plans are a direct output of our business plans which are approved by the Board of Directors each year.

The business plans and the associated metrics carefully balance the current performance of the business and the risk appetite of the enterprise with an appropriate amount of stretch designed to drive consistent growth and improvement.

In addition, the Committee considered external economic factors including: (1) the overall economic growth rate, (2) employment and wage growth which impacts our overall premium levels, and (3) the interest rate and investment environment which can have a significant impact on our overall profit margins.

While the absolute year-over-year goals for most of the performance metrics generally increase, there are instances where a performance goal for the year may be below or equivalent to the prior year goal, based on pressures in each of the identified factors above. Our after-tax operating performance metric in the 2015 annual incentive plan and our return-on-equity (ROE) metric in the 2015 long-term incentive plan were each below the level of the comparable prior year metric. This was due to the continued low interest rate environment and increases in statutory capital requirements rather than lower operational expectations.

In setting the business plans and performance metrics, a number of sensitivity tests are run to determine the possible upside and downside scenarios to the plan. These scenarios are reviewed to be certain we have the appropriate degree of rigor in the plan. We set challenging plans to ensure that their achievement will drive long-term value for shareholders.

Once the performance measures are established, the incentive payout targets are set to appropriately reward performance above the targets and to penalize results that are below target.

Generally, for each annual incentive performance measure, the typical payout range begins at achieving 75% of target with a 0% payout for achieving less than 75% of target. Performance which is 100% of the target will equate to a 100% payout while achieving 115% of target will result in a 200% payout for that performance measure. However, the overall plan maximum payout is 150%. Our incentive plans are subject to an annual risk assessment by our chief risk officer, which is discussed with the Committee as described on page 30.

After careful evaluation, the Committee decided to use the ROE performance measure under both our annual and our long-term incentive plans. The Committee has concluded that ROE is one of the most important metrics for shareholders, over both a near-term and an extended timeframe. The Committee believes that including this metric in incentive plans that payout over both one-year and three-year periods encourages executives to focus on both short- and long-term results. The Committee also believes that any risk of overemphasizing ROE in the annual and long-term incentive plans is avoided by assigning it only a 20% weighting to the Unum Group ROE performance measure in the annual incentive plan and by giving equal weighting to another performance measure (in recent years, average after-tax operating earnings per share) with further adjustment based on relative TSR for PSUs awarded under our long-term incentive plan.

Prior to 2016, consolidated ROE was included as an annual performance measure for Unum Group but not for the individual business segment plans (see table below for 2015 performance measures by business). Effective in 2016, the consolidated ROE metric will be included as a performance measure for each business segment.

An additional change has been made in 2016 to the Unum Group annual performance measures. The business area composite metric has been replaced with individual metrics for earned premium, sales, service and operating expense ratio for the core operating business segments. For the business segments, beginning in 2016, we are measuring the quality of our customers' experiences from their point of view, focusing on a few specific areas that we know most directly impact customer loyalty and satisfaction. For this reason, we are renaming the service performance measure "customer experience."

The changes to the annual performance measures for Unum Group and the business segments are designed to create consistency among the plan metrics which should provide better alignment between the business segments and overall company performance.

Incentive Funding Performance Requirement

Our annual and long-term incentive plans are conditioned on the company achieving a specified level of performance. We apply an incentive funding performance requirement because we believe employees and officers should receive incentive awards only after our shareholders and creditors are paid. Additionally, the company intends that meeting this incentive funding performance requirement will allow the company to retain certain deductions in accordance with Section 162(m) of the Internal Revenue Code (the "Code"). However, the Committee retains discretion to pay compensation that is not deductible under Section 162(m) of the Code, and it is possible that compensation intended to qualify for exemption under Section 162(m) of the Code may not so qualify if all requirements for the "qualified performance-based compensation" exemption are not met.

The Annual Incentive Plan specifies a performance requirement of $250 million of statutory after-tax operating earnings to fund the plan. At the time this plan was established, this was approximately enough to cover dividends to shareholders and after-tax interest on our recourse debt. For 2015, the Committee established the same performance requirement to fund the long-term incentive plan. Funds used to attain the performance requirement are derived from statutory after-tax operating earnings and other sources of cash flow available from the company's insurance and non-insurance subsidiaries.

The company successfully achieved the 2015 performance requirement for funding the 2015 annual incentive awards and the long-term incentive grants made in February 2016.

Annual Incentive Targets

Depending on their role in the company, our NEOs' annual incentive awards are tied in various ways to the performance of Unum Group and its business units. The annual incentive awards of Messrs. McKenney and McGarry, and for Ms. Iglesias are based entirely on Unum Group performance. Mr. Watjen's award was calculated based on the terms of his employment agreement, as outlined above. For business unit executives 25% of their award is based on Unum Group performance and 75% is based on their business unit's performance (Investments for Ms. Farrell and Unum US for Mr. Simonds). The following table outlines the targets for annual incentives awarded for 2015 performance and how the company and business units performed against those targets in 2015.

2015 ANNUAL INCENTIVE AWARD PERFORMANCE TARGETS AND RESULTS ($s/£s IN MILLIONS)

Performance Measure	Component Weighting	Threshold[1]	Target	Maximum	Actual
Unum Group					
After-tax operating income[2]	40%	$672.9	$897.2	$1,031.8	$901.0
Business area composite[3]	40%	75%	100%	150%	102%
Return on equity[4]	20%	8.43%	11.25%	12.93%	11.32%
Unum US					
Before-tax operating income[5]	40%	$597.5	$853.5	$1,024.2	$850.0
Earned premium	20%	$4,203.6	$4,945.4	$5,934.5	$4,960.0
Sales	15%	$691.6	$922.1	$1,290.9	$939.6
Service[6]	15%	90%	100%	150%	102%
Operating expense ratio	10%	21.70%	19.70%	17.70%	19.89%
Colonial Life					
Before-tax operating income[5]	40%	$215.2	$307.4	$368.9	$309.1
Earned premium	20%	$1,131.5	$1,331.2	$1,597.4	$1,338.6
Sales	15%	$326.3	$435.0	$609.0	$438.5
Service[6]	15%	90%	100%	150%	104%
Operating expense ratio	10%	18.37%	16.37%	14.37%	16.70%
Unum UK					
Before-tax operating income[5]	40%	£64.1	£91.6	£110.0	£92.0
Earned premium	20%	£319.1	£375.4	£450.5	£376.9
Sales	15%	£41.0	£54.6	£76.5	£55.1
Service[6]	15%	90%	100%	150%	103%
Operating expense ratio	10%	23.21%	21.21%	19.21%	20.70%
Investments					
Net Investment Income[7]	50%	$2,354.0	$2,479.0	$2,604.0	$2,512.0
Avoided Losses[8]	25%	($100.0)	$25.0	$150.0	$4.4
Market Composite[9]	25%	83%	100%	175%	105%

(1) For each performance measure, there is no payout at or below the threshold. For each performance measure, the payout would be 200% for performance at or above the maximum. However, the overall payout for the aggregate annual incentive plan is capped at 150% of target. For performance between defined levels, the payout is interpolated.

(2) After-tax operating income is defined as net income adjusted to exclude after-tax net realized investment gains or losses and after-tax non-operating retirement-related gains or losses and certain other items specified in the reconciliation of non-GAAP (generally accepted accounting principles) measures attached hereto as Appendix B.

(3) The business area composite component weighting for Unum Group includes a weighted average of the overall business unit incentive plan results (excluding before-tax operating earnings which is already captured in both after-tax operating income and

return on equity), weighted as follows: Unum US at 40%, Unum UK at 25%, Colonial Life at 25% and Investments at 10%. Performance for each business unit could be zero to a maximum of 150%.

(4) Return on equity is calculated by taking after-tax operating income and dividing it by the average of the beginning- and end-of-year stockholders' equity adjusted to exclude the net unrealized gain or loss on securities and the net gain on cash flow hedges.

(5) Before-tax operating income is defined as net income adjusted to exclude net realized investment gains or losses, non-operating retirement-related gains or losses, income tax expense and certain other items specified in the reconciliation of non-GAAP measures attached hereto as Appendix B.

(6) Service is based on the average of several service metrics for policyholders, producers and claimants.

(7) Net investment income reflects the impact of investment results on after-tax operating income. Net investment income excludes interest on policy loans, investment income on floating rate securities backing floating rate debt, investment income on index-linked securities which support claim reserves that provide for index-linked claim payments, variances to plan for asset levels and specified portions of miscellaneous net investment income, and includes investment income related to investments managed by Unum supporting reserves related to a block of individual disability business assumed through a modified coinsurance agreement.

(8) Avoided losses are calculated by multiplying an industry standard weighted default rate by Unum's total credit exposure and comparing to Unum's actual investment losses.

(9) Market composite consists of comparing the average of three targets: (1) credit spreads on purchases to a specified benchmark, (2) yields on purchases to a specified benchmark, and (3) realized investment losses to a specified peer group.

Each performance target has been selected because the Committee believes it is an appropriate driver of long-term shareholder value:

- The growth and competitiveness of the company are measured using sales and earned premium targets;

- Profitability achievement is measured using after-tax operating income for Unum Group; pre-tax operating income for Unum US, Colonial Life, and Unum UK; and net investment income for Investments;

- The balance of profitability and capital management effectiveness is measured using return on equity; and

- Effective and efficient customer service is measured using the service and operating expense ratio targets.

A business area composite performance measure is included in Unum Group's annual incentive targets to better align our corporate staff functions, which provide support to each of our business units, with the results generated in those units.

Long-Term Incentive Targets

The achievement of a corporate performance threshold must be met before any award may be granted under the company's long-term incentive program, as described on page 52. All of our NEOs except Ms. Iglesias, who had recently joined the company, received a portion of the long-term incentive grant in February 2015 in the form of PSUs. The PSUs will vest based on the achievement of three-year, prospective (2015-2017) average operating earnings per share and average return on equity goals, and the achievement will be modified (up to +/-20%) based on linear interpolation on our total shareholder return relative to 9 members of our Proxy Peer Group, referred to herein as our "PSU Peer Group." These nine companies (Aflac, Assurant, Hartford Financial, Lincoln National, MetLife, Principal Financial, Prudential Financial, Stancorp, and Torchmark) were selected because they are considered to be direct business competitors of Unum (see discussion beginning on page 44 for the differences in our Proxy Peer Group and PSU Peer Group). We believe it is appropriate to adjust these awards for relative TSR, since Unum's individual TSR performance directly affects the value of the equity awards. The table below outlines the three-year performance targets established by the Committee for the PSU grants made in February 2015.

TARGETS FOR PERFORMANCE SHARE UNITS (PSUs) GRANTED IN 2015

Corporate Performance Factors	Driver of Shareholder Value	Component Weighting	Threshold	Target	Maximum
Average 3-year Return on Equity (2015-2017)	Capital Management Effectiveness	50%	8.18%	10.90%	12.54%
Average 3-year After-Tax Operating EPS (2015-2017)	Profitability	50%	$2.86	$3.81	$4.38
Relative Total Shareholder Return		Modifier Percentile	-20% @ 35th	0 @ 50th	+20% @ 75th

Items Excluded When Determining Company Performance

When pre-establishing the performance measures and weightings for 2015, the Committee determined that certain items not included in the 2015 financial plan would be excluded from the calculation of the company's performance, for purposes of both the annual and long-term incentive plans, should they occur. These criteria are the same ones that we used in 2014 and the Committee has also approved them for use in the 2016 plans as well. The Committee believes it is appropriate to exclude these items because they are unusual or infrequent in nature, do not directly reflect company or management performance, or could serve as a disincentive to decisions which are in the best interest of the company and shareholders. These items are:

- Unplanned adjustments resulting from accounting policy changes, legal or regulatory rule or law changes;
- The impact of any unplanned acquisitions, divestitures, or block reinsurance transactions;
- Unplanned adjustments to the Closed Block of business;
- The effect of any unplanned regulatory, legal, or tax settlements;
- The effect of unplanned changes to strategic asset allocation;
- Unplanned debt issuance, repurchasing or retirement; or stock repurchase or issuance;
- The effect of differences between actual currency exchange rates versus exchange rates assumed in the financial plan;
- Unplanned fees or assessments, including tax assessments, from new legislation; and
- The effect on revenue from unplanned variances from floating rate securities and index-linked securities.

Applying these criteria, the Committee adjusted targets for the impact of the following three items on our 2015 financial results that were not included in the 2015 financial plan from which the targets were initially derived:

- The effect of differences between actual stock repurchases versus the amount assumed in the financial plan (actual repurchases were higher than planned);

- The effect of differences between actual foreign currency rates versus exchange rates assumed in the financial plan; and

- The effect of the unplanned acquisition of National Dental Plan Limited and associated companies.

Each year, the Committee undertakes an overall assessment of the results while also maintaining the discretion to make final adjustments. Any adjustments are based on a review of the actual achievement for each performance measure compared to the annual incentive targets listed beginning on page 53, as well as a qualitative assessment of results. For 2015, the Committee made minor adjustments to each business unit's performance based on a number of qualitative considerations that impacted the aggregate annual incentive payout by less than 1%. The resulting annual incentive plan achievement levels for 2015 and their comparison to the previous year are shown in the accompanying table.

The achievement levels for 2015 were used in calculations for annual incentive awards described in the "Compensation Decisions" section below.

ANNUAL INCENTIVE PLAN ACHIEVEMENT LEVELS

Plan	2015	2014
Unum Group	103%	103%
Unum US	100%	103%
Unum UK	105%	103%
Colonial Life	102%	108%
Investments	105%	99%

Compensation Decisions

Annual Base Salary

Salaries for our NEOs are established based on their position, skills, experience, responsibility, and performance. Competitiveness of salary levels is assessed annually relative to the approximate median of salaries in the marketplace using the sources noted beginning on page 44 for similar executive positions. Increases may be considered for factors such as changes in responsibilities, individual performance, and/or changes in the competitive marketplace.

In early 2015, the Committee approved base salary increases for NEOs as outlined in the following table. For a discussion of 2016 salary adjustments, see "2016 Compensation Decisions" beginning on page 64.

2015 ANNUAL BASE SALARY DECISIONS

Name	2015	2014	% Change
Mr. McKenney[1]	$975,000	$715,000	36.4%
Mr. McGarry[1]	550,000	430,624	27.7%
Mr. Watjen[2]	1,150,000	1,150,000	– %
Ms. Farrell	446,500	435,625	2.5%
Mr. Simonds[3]	575,000	525,000	9.5%
Ms. Iglesias[4]	485,000	N/A	N/A

(1) Messrs. McKenney and McGarry's increases were based on their promotions to president and chief financial officer, respectively, which were effective April 1, 2015.

(2) Mr. Watjen's salary was not increased given his pending retirement.

(3) A portion of Mr. Simonds increase is related to a market driven adjustment.

(4) Ms. Iglesias was not eligible for an increase given that she had just been hired by the company in January 2015.

Setting Incentive Targets

For purposes of determining the amount of annual incentive and long-term incentive awards for our NEOs, the Committee establishes a target amount as a percentage of each executive's salary, except that the long-term incentive target is set as an absolute dollar amount for the CEO, and Mr. Watjen's target was not set given his pending retirement. In establishing each target, the Committee considered market data from the appropriate peer group as well as each individual's target relative to other NEOs, given their respective levels of responsibility. In early 2015, the Committee approved annual and long-term incentives for each NEO as outlined in the tables below.

2015 ANNUAL INCENTIVE TARGET DECISIONS

Name	2015	2014	% Change
Mr. McKenney[1]	175%	100%	75%
Mr. McGarry[1]	100%	80%	25%
Mr. Watjen[2]	N/A	200%	N/A
Ms. Farrell	120%	120%	– %
Mr. Simonds	90%	90%	– %
Ms. Iglesias[3]	75%	N/A	N/A

(1) Messrs. McKenney and McGarry's incentive targets were based on their promotions to president and chief financial officer, respectively, which were prorated for 2015.

(2) A target was not set for Mr. Watjen given his pending retirement.

(3) Ms. Iglesias' target was set as part of her employment compensation in January 2015.

2015 LONG-TERM INCENTIVE TARGET DECISIONS

Name	2015	2014	% Change
Mr. McKenney[(1)]	$5,000,000	$1,400,000	257.1%
Mr. McGarry[(1)]	150%	100%	50.0%
Mr. Watjen[(2)]	N/A	$6,000,000	N/A
Ms. Farrell	100%	100%	– %
Mr. Simonds	150%	150%	– %
Ms. Iglesias[(3)]	125%	N/A	N/A

(1) Messrs. McKenney and McGarry's incentive targets were based on their promotions to president and chief financial officer, respectively, which were prorated for 2015. The prorated amounts were $3,000,000 for Mr. McKenney and $618,750 for Mr. McGarry.

(2) A target was not set for Mr. Watjen given his pending retirement.

(3) Ms. Iglesias' target was set as part of her employment compensation in January 2015.

Annual Incentive Awards

Our annual incentive awards reward performance based on the achievement of both company and individual performance, which the Committee believes aligns compensation with the objectives of shareholders. The Annual Incentive Plan, under which 2015 annual incentive awards were granted, includes:

- Eligibility for all non-sales employees to receive an annual incentive;
- An Executive Officer Incentive Plan in which our NEOs participate; and
- An objective performance threshold of $250 million of statutory after-tax operating earnings and other sources of cash flow available from the company's insurance and non-insurance subsidiaries for the fiscal performance year that provides funding for incentive payments. This goal must be achieved before participants are eligible to receive an award. If the goal is not achieved, no awards are paid.

The decision making process to determine 2015 annual incentive awards was as follows:


Was 2015 performance threshold met?
YES
($)
2015 Annual Incentive Award
=
($)
2015 Annual incentive target for NEO's
X
(%)
2015 Company(1) performance
X
(%)
2015 Individual(2) performance
NO
Award not paid under plan

(1) The Committee exercises discretion as to the final percentage considering all performance factors, including, but not limited to, the quality of financial results. For details on adjustments for 2015, see page 56.

(2) Individual performance may range from 0% to 125%.

Once it was determined that the performance threshold had been met for 2015, specific awards for our NEOs were arrived at by:

- Applying the individual annual incentive targets, which had been set in early 2015, to each individual's base salary;
  - The individual annual incentive targets for Messrs. McKenney and McGarry were prorated based on the earnings and targets for each job they held during the year and the time in each position.
- Calculating company and business unit performance percentages by comparing actual results to the performance targets described beginning on page 51 (the Committee may also take into account other factors, including economic considerations as well as non-financial goals);
- Establishing an individual performance percentage (from 0% to 125%) using the individual assessment process described beginning on page 47; and
- Multiplying company and business unit performance by individual performance and the NEO's annual incentive target. The "qualified performance-based compensation" exemption under Section 162(m) of the Code requires that a maximum individual award be established. The maximum award that an individual may receive under the Annual Incentive Plan is $8 million.

The table below sets forth the target incentive and the actual annual incentive awards approved by the Committee to our NEOs for 2015 performance. For a discussion of 2016 annual incentive award targets, see "2016 Compensation Decisions" beginning on page 64.

ANNUAL INCENTIVE PAID IN 2016   (for 2015 Performance)

Executive	2015 Incentive Target (%)		Eligible Earnings[6] ($)		Company Performance (%)		Individual Performance (%)		2015 Annual Incentive Paid ($)
Mr. McKenney[1]	159.05%	X	905,000	X	103%	X	103%	=	1,527,033
Mr. McGarry[2]	95.52%	X	517,860	X	103%	X	100%	=	509,513
Mr. Watjen[3]	N/A		N/A		N/A		N/A		771,233
Ms. Farrell[4]	120%	X	444,618	X	104.5%	X	100%	=	557,551
Mr. Simonds[5]	90%	X	566,346	X	100.75%	X	110%	=	564,888
Ms. Iglesias	75%	X	470,077	X	103%	X	105%	=	381,291

(1) Mr. McKenney's annual incentive target was increased from 100% to 175% upon his promotion to President in April 2015. His actual 2015 annual incentive target was prorated (rounded to two decimal places) based on his time in each position.

(2) Mr. McGarry's annual incentive target was increased from 80% to 100% upon his promotion to Chief Financial Officer in April 2015. His actual 2015 annual incentive target was prorated (rounded to two decimal places) based on his time in each position.

(3) Mr. Watjen's incentive amount was paid per the terms of his employment agreement. The agreement stated that he is to receive a prorated bonus based on the number of days he served as CEO in the year of retirement, divided by 365. This fraction was multiplied by the average of the annual bonuses paid for the three completed calendar years prior to the year in which retirement occurred.

(4) Company performance for Ms. Farrell was weighted with 75% based on Investments and 25% based on Unum Group performance. Investments achievement was 105% and Unum Group achievement was 103%, which when weighted, resulted in an achievement of 104.5%.

(5) Company performance for Mr. Simonds was weighted with 75% based on Unum US and 25% based on Unum Group performance. Unum US achievement was 100% and Unum Group achievement was 103%, which when weighted, resulted in achievement of 100.75%.

(6) Eligible earnings differed from the annual salary amounts discussed above because the 2015 increases, if any, became effective March 1, 2015 and the promotional increases for Messrs. McKenney and McGarry became effective on April 1, 2015.

Long-Term Incentive Awards Granted in 2015

Our long-term incentive plan aligns the long-term interests of management and shareholders by tying a substantial portion of executive compensation directly to the company's stock price. The grants to each NEO in February 2015, other than Ms. Iglesias, were based on the Compensation Committee's February 2015 assessment of the executives' performance for the prior year.

Beginning with the February 2015 grant, the mix of awards for all NEOs was 50% performance-based restricted stock units (PBRSUs) and 50% performance share units (PSUs), other than Ms. Iglesias who received only an award of PBRSUs, due to her recently joining the company. PBRSUs were awarded in 2015 based on the achievement of an after-tax statutory earnings threshold for 2014, as modified by individual achievement factors for 2014. They vest ratably over three years.

PSUs granted in 2015 vest based upon the achievement of three-year (2015-2017) pre-established average operating earnings per share and average return on equity goals, modified (up to +/-20%) based on Unum's relative total shareholder return as described on the prior page. PSUs can be earned at 40% to 180% of target.

All long-term incentive awards are granted under the Stock Incentive Plan of 2012. Our long-term incentive award mix is based on a review of peer practices as well as what the Committee believes most appropriately retains and rewards our NEOs and ensures that a significant portion of each executive's compensation is tied to the increase of our stock price over the long-term.

PBRSUs, which are valued in terms of company stock, do not include any actual stock issued at the time of grant. Instead, company stock is issued only when the grant is settled. During the restricted period, dividends are not paid in the form of cash but rather additional PBRSUs that are settled only when, and to the extent, that the underlying PBRSUs vest. In addition, there are no shareholder voting rights unless and until the award is settled in shares.

PSUs are notional units that will track the value of our share price over the three-year performance period, and will vest and be settled through the issuance of shares based upon the achievement of predetermined performance metrics. Dividend equivalents accrue during the three-year performance period and will vest only when and to the extent that the underlying shares vest.

The decision-making process to determine long-term incentive awards granted in February 2015 was as follows:


Was the 2014 performance threshold met?
YES
($)
2015 Long-term Incentive Award
=
($)
2014 Long-term Incentive Target for NEOs
X
(%)
2014 Individual Performance(1)
NO
Award not granted under plan

(1) Individual performance may range from 0% to 125%.

As outlined in the previous diagram, once it was determined that the performance threshold had been met, the total value of the long-term incentive awards for our NEOs were determined by:

- Applying the individual long-term incentive targets, which were set in early 2014 by considering the market data from the appropriate comparator group (as described beginning on page 44) as well as each individual's target relative to other NEOs, given their respective levels of responsibility, to each individual's base salary, except that, the long-term incentive targets are set as a dollar amount for Messrs. McKenney and Watjen;

- Establishing an individual performance percentage (from 0% to 125%) using the individual assessment process described beginning on page 47 for 2014; and

- Multiplying each NEO's long-term incentive target by his or her individual performance.

Once the long-term incentive award value was determined, it was awarded as described below:

- The 2015 long-term incentive award was divided evenly between PBRSUs (50%) and PSUs (50%) for all NEOs other than Ms. Iglesias; and

- The PBRSU awards vest based on each NEO's continued service over a three-year period. The PSUs vest based on the achievement of three-year pre-established goals (2015-2017) for average return on equity and average operating earnings per share, modified by relative total shareholder return as previously described.

In February 2015, the Committee approved grants of PBRSUs and PSUs for the NEOs as outlined below. For a discussion of 2016 long-term incentive award targets, see "2016 Compensation Decisions" below.

LONG-TERM INCENTIVE GRANTED IN 2015 (for 2014 Performance)

Executive	Long-Term Incentive Target		Individual Performance		2015 Long-Term Incentive Grant[2]
Mr. McKenney[1]	$ 3,000,000	X	100%	=	$ 3,000,000
Mr. McGarry	618,750	X	100%	=	618,750
Mr. Watjen[1]	6,000,000	X	100%	=	6,000,000
Ms. Farrell	435,625	X	100%	=	435,625
Mr. Simonds	787,500	X	120%	=	945,000
Ms. Iglesias					300,006

(1) Mr. McKenney's target (and Mr. Watjen's previous target) was set as a dollar amount vs. a percentage of salary for the other NEOs.

(2) The long-term incentive granted in February 2015 was based on individual performance during 2014, except for Ms. Iglesias who joined the company in January 2015. The grant date fair value of the long-term incentive grant (as reported in the Summary Compensation Table on page 73) differs due to the valuation of the PSUs based on a Monte Carlo valuation.

Executive	Grant Date Fair Value	Performance Share Units Granted (Feb. 2015)	Restricted Stock Units Granted (Feb. 2015)
Mr. McKenney	$ 2,999,994	44,014	44,014
Mr. McGarry	618,756	9,078	9,078
Mr. Watjen	5,999,988	88,028	88,028
Ms. Farrell	435,611	6,391	6,391
Mr. Simonds	944,970	13,864	13,864
Ms. Iglesias	300,006	-	8,803

Given that Mr. Watjen was retirement-eligible under the Stock Incentive Plan, his unvested PBRSUs accelerated upon his retirement in May 2015. Of the 50% portion of Mr. Watjen's long-term incentive award that was paid in PBRSUs, 50% was settled in stock and 50% was settled in cash upon vesting.

Vesting of 2013 Performance Share Units (PSUs)

The company first granted performance share units in 2013 in response to shareholder feedback received during our 2012 outreach. In 2013, our former CEO, Mr. Watjen, was the only participant who received 50% of his long-term incentive award in the form of PSUs. Today, the long-term incentive mix for all of our NEOs includes 50% in the form of PSUs.

The table below provides an overview of the three-year goals for the 2013 grant as well as the achievement on each goal.

2013 PERFORMANCE SHARE UNIT (PSU) AWARDS

Corporate Performance Factors	Component Weighting	Threshold	Target	Maximum	Actual
Average 3-year Return on Equity (2013-2015)	50%	8.19%	10.92%	12.56%	11.29%
Average 3-year After-Tax Operating EPS (2013-2015)	50%	$2.49	$3.33	$3.83	$3.48
Relative Total Shareholder Return	Modifier Percentile	-20% @ 35th	0 @ 50th	+20% @ 75th	Below 35th

Based on the above performance, and after taking into account the factors described on the following page, in February 2016, the Committee certified the results for this grant and approved a payout of 90.5%. The business goals were achieved at 113.1%, with this achievement being reduced by 20% based on relative TSR.

When setting the performance measures and weightings for the 2013 PSU grant, the Committee determined that certain items not included in the financial plan for fiscal years 2013 to 2015 would be excluded from the calculation of the company's performance, for purposes of the performance share units, should they occur. The list of items is the same list used for our annual incentive plan, the details of which can be found under "Items Excluded When Determining Company Performance," beginning on page 56.

Applying these criteria, the Committee adjusted targets for the impact of the following four items that were not included in the financial plans from which the targets were initially derived:

- The effect of differences between actual stock repurchases versus the amount assumed in the financial plan;

- The effect of differences between actual foreign currency rates versus exchange rates assumed in the financial plan;

- The effect of the unplanned acquisition of National Dental Plan Limited and associated companies; and

- The effect of an accounting policy election to account for certain investments in qualified affordable housing projects using the proportional amortization method.

In calculating the relative TSR, the PSU grant agreement provided that any company that was a part of the peer group at the beginning would be removed from the peer group for the entire period if it has been acquired by another company. Therefore, Protective Life was removed from the peer group when calculating relative TSR given that they were acquired and no longer a public company.

2016 Compensation Decisions

At its February 2016 meeting, after consideration of company and individual performance during 2015, each executive's responsibilities, tenure and market data, the Committee made decisions with respect to our NEOs' base salaries as well as annual and long-term incentive targets for each of the NEOs for 2016 as outlined below.

2016 ANNUAL BASE SALARY DECISIONS

Name	2016	2015	% Change
Mr. McKenney	$1,000,000	$975,000	2.6%
Mr. McGarry	600,000	550,000	9.1%
Mr. Watjen	N/A	1,150,000	N/A
Ms. Farrell	453,000	446,500	1.5%
Mr. Simonds	600,000	575,000	4.3%
Ms. Iglesias	495,000	485,000	2.1%

The base salary increases noted above, were approved in recognition of each NEO's individual performance in 2015.

Annual and long-term incentive targets were set based on consideration of each NEO's current target, the approximate median of the appropriate comparator group and each individual's target relative to other NEOs, given their respective levels of responsibility.

2016 ANNUAL INCENTIVE TARGET DECISIONS

Name	2016	2015	% Change
Mr. McKenney	175%	175%	- %
Mr. McGarry	100%	100%	- %
Mr. Watjen	N/A	N/A	N/A
Ms. Farrell	120%	120%	- %
Mr. Simonds	90%	90%	- %
Ms. Iglesias	75%	75%	- %

2016 LONG-TERM INCENTIVE TARGET DECISIONS

Name	2016	2015	% Change
Mr. McKenney	$5,250,000	$5,000,000	5.0%
Mr. McGarry	150%	150%	- %
Mr. Watjen	N/A	N/A	N/A
Ms. Farrell	100%	100%	- %
Mr. Simonds	150%	150%	- %
Ms. Iglesias	125%	125%	- %

The Committee believes the 2016 compensation decisions position all of our NEOs' targeted total direct compensation within an appropriate range of the market median given each executive's performance and time in their current position. The compensation packages for Messrs. McKenney and McGarry are currently below the median relative to the Proxy Peer Group, which is consistent with the Committee's practice of pay positioning newly-promoted employees and making adjustments over time based on tenure and performance in the job.

Retirement and Workplace Benefits

We provide a benefits package for employees, including all NEOs, and their dependents, portions of which are paid for, in whole or in part, by the employee.

Among the retirement benefits we offer are:

The Unum Group Defined Contribution Retirement Plan. On January 1, 2014, Unum replaced its defined benefit pension plans, which were frozen to further accruals as of December 31, 2013, with an enhanced defined contribution retirement offering. This includes: (1) a non-contributory tax-qualified defined contribution for all regular U.S. employees who are scheduled to work at least 1,000 hours per year, which is offered within our existing tax-qualified 401(k) retirement plan (401(k) Plan), and (2) a separate, non-qualified defined contribution plan (Non-qualified Plan) for employees whose benefits under the tax-qualified plan are limited by the Internal Revenue Code (the Code). Base pay and annual incentives are included in covered earnings for these defined contribution plans, but long-term incentive awards are not. Unum provides the following contributions:

- 5% match contribution (for elected deferrals provided through the 401(k) and Non-Qualified Plans)

- 4.5% contribution (provided through the 401(k) and Non-Qualified Plans)
- 3.5% transition contribution on all earnings and an additional 3.5% transition contribution for earnings above $70,000 (both contributions are provided to employees who met certain age and service requirements, through the 401(k) Plan, and for those eligible employees whose earnings exceed the qualified plan limits, under the Non-Qualified Plan)

The transition contributions are being provided to eligible employees to more closely align with the benefits which were accrued under the frozen defined benefit plans. This benefit is provided to those employees who, due to their age and years of service, would not have the same opportunity to adjust to the new defined contribution plan as other employees. Transition contributions will be made to active eligible employees until December 31, 2020.

The Unum Group Defined Benefit Retirement Plan. We sponsor both a tax-qualified defined benefit pension plan and a non-qualified defined benefit pension plan for employees whose benefits under the tax-qualified plan are limited by the Code. Base pay and annual incentives are counted in eligible earnings for the purposes of the defined benefit pension plans, but long-term incentive earnings are not. Prior to his retirement, Mr. Watjen also participated in the Unum Group Senior Executive Retirement Plan (the SERP). Following his retirement, we no longer have any active employees covered under the SERP. As noted above, during 2013, we amended the terms of our defined benefit pension plans (tax-qualified and non-qualified) and the SERP to freeze the further accrual of retirement benefits provided under those plans as of December 31, 2013. For a more complete description of pension benefits for our NEOs, see page 82.

The other workplace benefits we offer include: life, health, dental, vision, voluntary products and disability insurance; dependent and healthcare reimbursement accounts; tuition reimbursement; an employee stock purchase plan; paid time off; holidays; and a matching gifts program for charitable contributions.

In April 2000, we purchased corporate owned life insurance (COLI) on all officers who gave their approval. In the event of a covered officer's death while still employed, we will provide a death benefit to the officer's beneficiary in the amount of $200,000. Of the NEOs, only Messrs. Watjen and McGarry, who were officers of the company at such time, are covered under a COLI policy.

Perquisites and Other Personal Benefits

We provide a limited number of perquisites to our employees, including all NEOs, which are described below:

- One of our largest employee locations is in Tennessee, which has no state income tax. Due to the frequency of travel between our corporate offices and other locations, employees often incur non-resident state taxes in multiple states. Therefore, when any employee travels to other company locations outside of his or her primary state of employment and incurs state income tax based on another state's law, we provide a tax gross-up for the non-resident state taxes.
- While corporate policy would have entitled Mr. Watjen to a company-paid benefit of up to 40 hours of personal use of the corporate aircraft while serving as CEO, he had voluntarily elected to discontinue this company-paid benefit. In addition, he had entered into a time-sharing agreement under which he reimbursed the company for the costs of personal use of the aircraft. This time-sharing agreement terminated in May 2015 as a result of his retirement. Prior to his retirement, he made payments to the company of $15,554 for 6.7 hours of personal usage. This amount has not been included in the Summary Compensation Table because there is no incremental cost to the company of such benefit.

- As part of the transition in leadership during 2015, the Committee decided that it will no longer offer 40 hours of personal corporate aircraft usage. However, the company has entered into an aircraft time-sharing agreement with Mr. McKenney dated effective as of May 21, 2015, pursuant to which he agrees to reimburse the company for the costs of his personal use of the corporate aircraft. Mr. McKenney did not use this benefit during 2015.

- We pay relocation expenses for any employees that we relocate. Our policies provide various levels of support depending upon the job level of the employee we relocate. We also pay the taxes related to these expenses.

- A tax gross-up is provided to employees who incur income on company-sponsored events where attendance is expected, including a limited number of events we host each year to recognize the contributions of various employees. These functions serve specific business purposes, and in some cases the attendance of an NEO and his or her spouse or guest is expected. If so, we attribute income to the NEO for these costs when required under Internal Revenue Service regulations. For more information, see the All Other Compensation table on page 75.

Compensation Contracts and Agreements

We have the following compensation contracts and agreements with NEOs.

Employment Agreements

Prior to his retirement, Mr. Watjen was covered under an employment agreement. The agreement terminated upon his retirement in May 2015. Under the agreement, Mr. Watjen was entitled to the following compensation:

- Base salary of at least $1,122,000;

- Target annual incentive of no less than 150% of his base salary, excluding any special or supplemental bonuses that may be awarded;

- Payment of a pro-rated bonus in the event of termination other than for cause or as a result of death, disability or retirement;

- Eligibility for annual equity grants and/or cash-based awards as determined by the Committee;

- Participation in all savings, retirement, health and welfare benefit programs generally available to our other senior executive officers;

- A minimum annual retirement benefit equal to 2.5% of Mr. Watjen's final average earnings, defined as the average of the highest 5 years' earnings in the 10 years of employment prior to December 31, 2013, multiplied by his years of service, which benefit was frozen as to further accruals as of December 31, 2013; and

- Post-retirement welfare benefit coverage for a period of three years following the date of termination in the event of termination by the company without cause or by Mr. Watjen for good reason within certain change in control periods, and for a period of two years if such terminations occur outside of these change in control periods.

The agreement stipulates that Mr. Watjen is prohibited from using or divulging confidential information and from competing with us or soliciting any officer at the level of vice president or above for a period of 18 months after his retirement.

We had also entered into an aircraft time-sharing agreement with Mr. Watjen in 2007. This agreement also terminated upon Mr. Watjen's retirement in May 2015. Details about that agreement can be found in the Perquisites and Other Personal Benefits section beginning on page 66.

Severance Benefits

The company provides severance benefits to all employees in the event of involuntary termination, other than for death, disability or cause.

Mr. McKenney's severance benefits are provided under a severance agreement dated effective as of April 1, 2015. This agreement replaced his prior change in control severance agreement (described below) and provides comparable severance benefits in the event of his termination of employment within two years after a change in control, except that if termination is by the company other than for cause, death or disability or is a resignation by Mr. McKenney for good reason, the severance payment is three times salary plus bonus, and medical and other benefits will continue for three years after termination. The agreement also eliminated the golden parachute excise tax gross-up provided under his prior agreement and instead provides for "best net after-tax" provisions that cut back payments to avoid potential excise taxes, but only if the after-tax value is greater than providing full payments (which would be subject to excise tax that would be borne by Mr. McKenney). The agreement also provides for severance when termination of employment occurs outside the two-year period following a change in control, and in such circumstances the severance payment is two times salary and bonus, and medical and other benefits will continue for two years after termination.

The remaining NEOs are covered under our Separation Pay Plan for Executive Vice Presidents. In general, we provide severance in order to give our employees competitive benefits with respect to the possibility of an involuntary termination of their employment.

When termination of employment is accompanied by severance payments, the former executive is required to release all claims he or she may have against us. The release contains restrictions on the former executive with respect to confidentiality, solicitation of company employees, competition, and disparagement. We also agree to indemnify the former executive for certain actions taken on the company's behalf during his or her employment.

Change in Control Severance Agreements

Each of the NEOs, other than Messrs. McKenney and Watjen, are covered by a change in control severance agreement with the company. These agreements provide an enhanced severance benefit in the event of a termination following a change in control. This ensures that shareholders have the benefit of our NEOs' focused attention during the critical times before and after a major corporate transaction regardless of any uncertainty with respect to their future employment. Details about these agreements can be found in the "Terminations Related to a Change in Control" section beginning on page 87.

Messrs. McKenney and McGarry previously held change in control severance agreements which included a modified excise tax gross-up provision. However, each of them agreed to the cancellation of this provision in connection with their promotions during 2015. Therefore, as of April 2015, none of the NEOs have an excise gross-up provision in their agreements.

As described above, change in control benefits are available to Mr. McKenney under his severance agreement. Change in control benefits were also available to Mr. Watjen prior to his retirement under the terms of his employment agreement. However, these benefits expired upon his retirement in May 2015.

Compensation Policies and Practices

Equity Grant Practices

Equity grants awarded under the long-term incentive program are approved at the February meeting of the Committee, which typically occurs two to three weeks after the company's annual earnings are released to the public. The date of approval is the grant date of the awards. The closing stock price on the grant date is used to determine the number of units awarded.

Stock Ownership and Retention Requirements

Ensuring that senior officers have a significant ownership stake in the company aligns the long-term interests of management and shareholders and promotes a culture of ownership. We require certain senior officers, including each NEO, to:

- Hold a multiple of the officer's base salary in Unum shares (including unvested restricted stock units) throughout employment; and

- Retain a fixed percentage of the net shares (shares after the payment of taxes and the costs of exercise and commissions) received as compensation for a specified period of time. These holding period requirements apply to shares acquired upon the exercise of options and the vesting of PBRSUs and PSUs even if the stock ownership requirements have been met. Exceptions to this requirement may be made only by the Board of Directors.

The following table presents the stock ownership and retention requirements for our NEOs who are current employees. Newly promoted or newly hired senior officers have five years to achieve the ownership requirement. Not meeting the requirements may impact future equity grants. All of our then employed NEOs with the exception of Ms. Iglesias, who joined the company in January 2015, exceeded the requirements as of December 31, 2015.

STOCK OWNERSHIP AND RETENTION REQUIREMENTS* (as of December 31, 2015)

Executive	Common Stock[1]	Restricted Stock Units[2]	Total Current Ownership	Ownership as % of Salary		Retention Requirements	
				Owned	Required	Retention %[3]	Holding Period[4]
Mr. McKenney	$ 3,527,774	$ 2,909,280	$ 6,437,054	6.6x	6x	75%	3 years
Mr. McGarry	1,485,933	642,630	2,128,563	3.9x	3x	60%	1 year
Ms. Farrell	1,166,948	649,454	1,816,402	4.1x	3x	60%	1 year
Mr. Simonds	944,837	940,642	1,885,479	3.3x	3x	60%	1 year
Ms. Iglesias	10,986	1,152,466	1,163,452	2.4x	3x	60%	1 year

* Mr. Watjen was excluded from this table because of his May 21, 2015 retirement.

(1) Amount includes shares held in certificate form, brokerage accounts, and 401(k) Plan accounts. Shares were valued using a closing stock price of $33.29 on December 31, 2015, the last trading day of the year.

(2) Shares/units were valued using a closing stock price of $33.29 on December 31, 2015, the last trading day of the year. Performance-based restricted stock units (PBRSUs) vest over three years (see the Vesting Schedule for Unvested Restricted Stock Units table on page 80).

(3) Retention percentage is the net percentage of shares to be held after the payment of taxes and the costs of exercise and commissions. Retention requirements apply to shares acquired upon the exercise of options and the vesting of PBRSUs and PSUs.

(4) After this holding period, the officer would then be able to sell the shares as long as his or her ownership requirement is met or would be reached in the time period allotted.

Hedging, Pledging and Insider Trading Policies

We have a policy that no director or executive officer, which includes our NEOs, may purchase or sell options, puts, calls, straddles, equity swaps or other derivatives that are directly linked to our stock.

In addition, our insider trading policy prohibits directors, executive officers (including NEOs) and employees from buying or selling our stock while in possession of material nonpublic information about the company and from conveying any such information to others. Under this policy, additional trading restrictions apply to the NEOs and other "corporate insiders," who are generally permitted to buy or sell our stock only during predetermined window periods following earnings announcements, and only after they have pre-cleared the transactions with our general counsel or designee. Also under this policy, no corporate insider may make "short sales" of our stock, and no director or executive officer may pledge our stock as security for a loan.

Recoupment Policy

If the company makes a material restatement of its financial results, then the Board will, to the extent permitted by applicable law, seek recoupment of performance-based compensation paid to certain senior officers if it determines that:

- The senior officer has committed or engaged in fraud or willful misconduct that resulted, either directly or indirectly, in the need to make such restatement; and

- Such performance-based compensation paid or awarded to the senior officer would have been a lesser amount if calculated using the restated financial results.

The amount of performance-based compensation to be recouped will be determined by the Board after taking into account the relevant facts and circumstances. Performance-based compensation includes annual cash incentive awards, bonuses and all forms of equity compensation. The company's right to recoup compensation is in addition to other remedies that may be available to us under applicable law.

The Dodd-Frank Act, which contemplates an expansion of the reach of recoupment policies, was enacted into law in July 2010. On July 1, 2015, the Securities and Exchange Commission issued a proposal related to compensation clawbacks but final rules have not yet been issued. Once the rules and administrative guidance on requirements of this legislation are final, the Committee will implement any necessary changes to our current recoupment policy at that time.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code generally places a limit of $1 million per year on the amount of deductible compensation paid to all named executive officers other than the CFO, unless the compensation satisfies the "qualified performance-based compensation" exception to Section 162(m).

The current annual incentive payout and long-term incentive grants are intended to be deductible under Section 162(m). From time to time, the Committee may, in its sole discretion, pay compensation that is not deductible under Section 162(m) if it determines that paying such compensation is needed in order to attract, retain or provide incentive to our NEOs, or is otherwise desirable, and it is possible that compensation intended to qualify for the "qualified performance-based compensation" exception does not so qualify.

We account for stock-based payments under the requirements of ASC Topic 718. A complete discussion of the assumptions made as well as the financial impact of this type of compensation can be found in Notes 1 and 11 of the Consolidated Financial Statements in Part II, Item 8 of our 2015 Form 10-K. Each year, the company provides a report to the Committee of the expense for stock-based payments. Additionally, in the event the Committee is considering new equity-based compensation programs or changes to existing programs, the accounting implications of the program or change are presented and discussed as part of the decision process.

REPORT OF THE HUMAN CAPITAL COMMITTEE

The Human Capital Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on such review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

2015 Human Capital Committee:
Kevin T. Kabat, Chair
Theodore H. Bunting, Jr.
A.S. (Pat) MacMillan, Jr.
Edward J. Muhl
Ronald P. O'Hanley

COMPENSATION TABLES

2015 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[4]	Option Awards ($)	Non-Equity Incentive Plan Compen-sation ($)	Change in Pension Value & Non-qualified Deferred Compen-sation Earnings ($)	All Other Compen-sation ($)	TOTAL ($)
Richard P. McKenney[1]									
President and Chief Executive Officer, and a Director	2015	905,000	-	3,051,050 [5]	-	1,527,033 [9]	- [10]	247,931 [11]	5,731,014
	2014	712,404	-	1,692,153	-	880,531	175,000	226,237	3,686,325
	2013	696,869	-	1,165,358	388,455	889,553	26,000	51,413	3,217,648
John F. McGarry									
Executive Vice President, and Chief Financial Officer	2015	517,860	-	629,287 [5]	-	509,513 [9]	- [10]	221,024 [11]	1,877,684
Thomas R. Watjen[2]									
Chairman of the Board of Directors Retired Former Chief Executive Officer	2015	695,994 [3]	-	6,242,111 [5][6]	-	-	- [10]	1,339,100 [11]	8,277,205
	2014	1,145,154	-	5,985,384	-	2,359,017	3,227,000	598,034	13,314,589
	2013	1,118,277	-	5,609,489	-	2,141,221	144,000	99,933	9,112,920
Breege A. Farrell									
Executive Vice President and Chief Investment Officer	2015	444,618	-	443,024 [5]	-	557,551 [9]	- [10]	109,762 [11]	1,554,955
	2014	433,786	-	449,470	-	520,543	79,000	90,526	1,573,325
	2013	417,131	-	424,278	-	560,922	234,000	17,242	1,653,573
Michael Q. Simonds									
Executive Vice President, President and Chief Executive Officer, Unum US	2015	566,346	-	961,052 [5]	-	564,888 [9]	- [10]	113,967 [11]	2,206,253
	2014	512,019	-	611,877	-	545,838	344,000	93,728	2,107,462
Lisa G. Iglesias									
Executive Vice President, General Counsel	2015	470,077	-	1,149,997 [7][8]	-	381,291 [9]	-	40,410 [11]	2,041,775

(1) Mr. McKenney was named Chief Executive Officer upon Mr. Watjen's retirement on May 21, 2015.

(2) After his retirement, Mr. Watjen was named non-executive Chairman of the Board of Directors.

(3) This amount consists of Mr. Watjen's salary earned prior to his retirement, director compensation, and accrued paid time off. His director compensation consists of his annual cash retainer of $95,000 and a prorated additional cash retainer of $116,667 of the $200,000 retainer for serving as Chairman of the Board. For more information on our director compensation arrangements, see "Director Compensation" beginning on page 19.

(4) "Stock Awards" consists of performance share units (PSUs), performance-based restricted stock units (PBRSUs), and restricted stock units (RSUs). The number of shares payable under the PSU awards will be based on the actual performance, modified (+/- 20%) based on relative total shareholder return, and may result in the ultimate award of 40-180% of the initial number of PSUs issued, with the potential for no award if company performance goals are not achieved during the three-year period. PSUs assuming the highest possible outcomes of performance conditions (180%) to which 2015 awards are subject, determined based on the award amount at the time of grant and thus excluding dividend equivalent units that accrue during the performance period, would be: $2,699,995 for Mr. McKenney; $556,881 for Mr. McGarry; $5,399,990 for Mr. Watjen; $392,050 for Ms. Farrell; and $850,473 for Mr. Simonds.

(5) These awards were comprised of 50% PSUs and 50% PBRSUs granted to Messrs. McKenney, McGarry, Watjen, and Simonds and Ms. Farrell on February 24, 2015 for their performance in 2014. The grant date fair value of stock awards for the PSUs was calculated in accordance with FASB ASC Topic 718 – Compensation – Stock Compensation (ASC 718) as the number of units multiplied by the Monte Carlo simulation value of $35.24 on the grant date. The grant date fair value of stock awards for the PBRSUs was calculated in accordance with ASC 718 as the number of units multiplied by the closing market price of $34.08 on the grant date.

(6) For Mr. Watjen, this amount also includes his annual director RSU award granted on May 21, 2015. The grant date fair value of this award was calculated in accordance with ASC 718 as the number of units multiplied by the closing market price of $34.95 on the date of grant.

(7) Ms. Iglesias was granted RSUs as part of her employment offer to compensate her for a portion of the forfeiture of equity awards she received from her former employer. The grant date fair value of stock awards was calculated in accordance with ASC 718 as the number of units multiplied by the closing market price of $33.77 on the grant date.

(8) Ms. Iglesias was also granted RSUs in February 2015 as part of her employment package. The grant date fair value of stock awards was calculated in accordance with ASC 718 as the number of units multiplied by the closing market price of $34.08 on the grant date.

(9) Amounts reflect the annual incentive awards granted in February 2016 for performance in 2015. These are discussed in further detail beginning on page 59 under the Annual Incentive Awards heading.

(10) The amounts of the actuarial present value decreases from December 31, 2014 through December 31, 2015 under all pension plans established by the company was as follows: Mr. McKenney $(37,000); Mr. McGarry $(69,000); Mr. Watjen $(24,000); Ms. Farrell $(12,000); and Mr. Simonds $(84,000). Pursuant to regulation, these amounts are shown as zero in the above table. Pension values may fluctuate from year-to-year depending on a number of factors, including age at benefit commencement and the assumptions used to determine the present value, such as the discount rate and mortality rate. The assumptions used by the company in calculating the change in pension value are described beginning on page 84 and are consistent with those set forth in Note 9 of our Consolidated Financial Statements in Part II, Item 8 of our 2015 Form 10-K , except as otherwise provided in footnotes to the Pension Benefits table on page 84.

(11) "All Other Compensation" amounts are included within the following table.

2015 ALL OTHER COMPENSATION

	Mr. McKenney	Mr. McGarry	Mr. Watjen	Ms. Farrell	Mr. Simonds	Ms. Iglesias
Employee and Spouse/Guest Attendance at Company Business Functions[a]	$ 38,521	$ -	$ 39,404	$ -	$ 4,013	$ -
Aircraft Shuttle[b]	-	36,415	-	-	-	-
Total Perquisites	**$ 38,521**	**$ 36,415**	**$ 39,404**	**$ -**	**$ 4,013**	**$ -**
Relocation Assistance[c]	$ -	$ 10,000	$ -	$ -	$ -	$ 18,967
Matching Gifts Program[d]	10,000	300	-	10,000	600	10,000
Company Matching Contributions Under our Qualified and Nonqualified Defined Contribution Retirement Plan[e]	89,277	45,343	140,951	48,258	55,609	-
Non-Resident State Taxes[f]	13,557	5,794	55,282	7,882	30	1,284
Company Contributions to the Qualified and Nonqualified Defined Contribution Retirement Plan[g]	80,349	101,838	321,737	43,432	50,048	-
Tax Reimbursement Payments[h]	16,227	8,706	10,493	190	3,667	10,159
Foreign Assignment[i]	-	12,628	-	-	-	-
Prorated Annual Bonus[j]	-	-	771,233	-	-	-
Total All Other Compensation	**$247,931**	**$ 221,024**	**$1,339,100**	**$109,762**	**$113,967**	**$ 40,410**

(a) Spouses or guests sometimes accompany the named executive officer at company business functions. When their attendance is expected, a tax gross up payment is provided. Where applicable, these payments have been included under "Tax Reimbursement Payments." Additionally, when these trips included travel on the corporate aircraft, the incremental cost was calculated to determine amounts to be included. For purposes of compensation disclosure, the use of company aircraft is valued using an incremental cost that takes into account fuel costs, landing fees, parking, weather monitoring and maintenance fees per hour of flight. Crew travel expenses are included based on the actual amount incurred for a particular trip. Fixed costs that do not change based on usage, such as pilot salaries and depreciation of the aircraft, are excluded. Amounts represent the imputed income each NEO incurred for such attendance plus the incremental cost of the aircraft when the aircraft was used.

(b) We provide business flights to our various locations. When Mr. McGarry was named CFO in 2015, he elected not to move his primary residence from Portland, Maine to Chattanooga, Tennessee. Instead he established a secondary residence in Chattanooga and periodically commutes to Portland using our aircraft shuttle that is already making the flights for business purposes. We have calculated the incremental costs of these flights using the methodology outlined in footnote (a) and imputed income according to Internal Revenue Service (IRS) guidelines.

(c) We pay relocation expenses for any employees that we relocate. Our policies provide various levels of support depending upon the job level of the employee we relocate. We also pay the taxes related to these expenses. For Mr. McGarry and Ms. Iglesias, the relocation expenses reported included both taxable and non-taxable expenses related directly to establishing a secondary residence and a primary residence, respectively, in Chattanooga, Tennessee, including temporary living expenses. The gross-up related to relocation expenses is reported in "Tax Reimbursement Payments" of this table.

(d) Amounts represent those provided through our Matching Gifts Program, available to all full-time employees and non-employee directors. During 2015, the company matched eligible gifts from a minimum of $50 to an aggregate maximum gift of $10,000 per employee/non-employee director, per calendar year. Amounts listed only represent matching gifts made to qualified non-profit organizations and educational institutions on behalf of the named executive officers, and do not represent total charitable contributions made by them during the year.

(e) Amounts represent the aggregate matching contributions into our 401(k) Plan as well as matching contributions into our Non-Qualified Plan. Matching contributions under our 401(k) Plan are provided to all eligible employees participating in the plan as described beginning on page 65 in the Retirement and Workplace Benefits section. The company matched contributions dollar-for-dollar up to 5% of eligible earnings in 2015. Matching contributions under our Non-Qualified Plan are provided to eligible officers participating in the plan as described beginning on page 65 in the Retirement and Workplace Benefits section. The company matched contributions dollar-for-dollar up to 5% of eligible earnings in 2015.

(f)   Many of our employees are required to travel to other company locations outside of their primary state of employment. While working in a state other than their primary state of employment, employees may become subject to state income taxes in that state if days worked or earnings accrued exceed an amount specified under state law. When this happens, we pay the state income tax on behalf of those employees (including our executives) and gross up the income amount for FICA and Medicare taxes (gross ups on these amounts are in row (h)). The employee remains responsible for any taxes they would have incurred had they worked only in their primary state of employment.

(g)   These amounts represent the aggregate of company and transition contributions under our 401(k) and Non-Qualified Plans as described beginning on page 65 in the Retirement and Workplace Benefits section. Full-time employees with one year of service with the company receive 4.5% of their salary and annual incentive contributed into their 401(k) Plan. Full-time employees who have reached the age of 50 with 10 years of service with the company as of December 31, 2013, receive an additional contribution into their 401(k) Plan through the transition contributions, as disclosed above in the Retirement and Workplace Benefits section.

(h)   The amounts shown in this row represent tax payments made by us on behalf of each named executive officer relating to other items in this table.

(i)   This amount includes tax equalization and foreign tax preparation benefits. We provided expatriate tax benefits to Mr. McGarry in connection with his non-permanent relocation, at the company's request, to the United Kingdom, consistent with the company's policy for employees working on non-permanent assignments outside their home countries. Under the company's expatriate assignment policy, the employee is responsible for the amount of taxes he would have incurred if he had continued to live and work in his home country. These taxes were paid in British Pounds and have been converted to U.S. dollars at a rate of GBP£1 = US$1.4969. Additionally, we provide all expatriate employees (including executives) foreign tax preparation services while they are on assignment outside their home countries and for the three-year period after they return. These gross ups have been included in row (h).

(j)   Per Mr. Watjen's employment agreement, upon his retirement, he received a prorated amount of his average non-equity incentive plan compensation paid for his previous three years of service.

2015 Grants of Plan-Based Awards

Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)[1]			Estimated Future Payouts Under Equity Incentive Plan Awards (#)[4]			All Other Stock Awards (Number of Shares of Stock or Units) (#)[5]	Grant Date Fair Value of Stock and Option Awards ($)
	Threshold	Target	Max	Threshold	Target	Max		
Mr. McKenney								
—	359,844	1,439,375	2,878,750					
02/24/15							44,014	1,499,997 [6]
02/24/15				17,606	44,014	79,225		1,551,053 [7]
Mr. McGarry[2]								
—	123,668	494,673	989,346					
02/24/15							9,078	309,378 [6]
02/24/15				3,631	9,078	16,340		319,909 [7]
Mr. Watjen[3]								
02/24/15							88,028	2,999,994 [6]
02/24/15				35,211	88,028	158,450		3,102,107 [7]
05/21/15							4,006	140,010 [8]
Ms. Farrell								
—	133,385	533,541	1,067,082					
02/24/15							6,391	217,805 [6]
02/24/15				2,556	6,391	11,504		225,219 [7]
Mr. Simonds								
—	127,428	509,711	1,019,422					
02/24/15							13,864	472,485 [6]
02/24/15				5,546	13,864	24,955		488,567 [7]
Ms. Iglesias								
—	88,140	352,558	705,116					
01/08/15							25,170	849,991 [9]
02/24/15							8,803	300,006 [6]

(1) These amounts reflect the threshold, target, and maximum award under the annual incentive plan. The threshold is the minimum level, which is 25% of the amount shown in the Target column. Target amounts are based on the individuals' earnings for 2015 and their annual incentive target. The maximum award is 200% of such target.

(2) Mr. McGarry's performance-based restricted stock units (PBRSUs) and performance share units (PSUs) are no longer subject to risk of forfeiture because he met the age and years of service requirements for retirement eligibility under the plans from which the awards were granted. His PBRSUs will continue to vest ratably over the three year vesting period on each anniversary of the grant date. The actual amount of PSUs that will vest will be determined based on the achievement of the three-year performance goals, modified by TSR, as described in further detail in the Long-term Incentive Targets section beginning on page 55.

(3) Per the terms of Mr. Watjen's employment agreement, he received a prorated bonus of his three previous calendar year awards. This amount is shown in the all other compensation column of the 2015 Summary Compensation Table.

(4) The vesting of PSUs ranges from 40% to 180% of target based on the performance and market conditions noted, beginning on page 55. The grant date fair value of each PSU was calculated in accordance with Accounting Standards Codification (ASC) 718 using a Monte Carlo simulation based on historical volatility, risk-free rates of interest, and pairwise correlation coefficients. Upon his retirement, Mr. Watjen was retirement eligible; and thus, will be eligible to earn the full grant, including dividend equivalents. The actual amount that will be issued will be determined based on the achievement of the three-year performance goals (2015-2017), modified by TSR, as described in further detail in the Long-term Incentive Targets section beginning on page 55.

(5) The grant of PBRSUs made on February 24, 2015 for Messrs. McKenney, McGarry, Watjen, and Simonds and Ms. Farrell was based on the achievement of a threshold of statutory after-tax operating earnings and individual performance for 2014 and vests ratably over three years. Ms. Iglesias' grants were awarded as part of her employment offer. These awards were granted under the Stock Incentive Plan of 2012. Details are provided in the Long-Term Incentive Awards Granted in 2015 Table and related footnotes beginning on page 62.

(6) The grant date fair value of stock awards for the PBRSUs on February 24, 2015 was calculated as the number of units multiplied by the closing market price of $34.08 on the grant date.

(7) As noted above, the grant date fair value of PSUs granted on February 24, 2015 was calculated in accordance with ASC 718 using a Monte Carlo simulation based on historical volatility, risk-free rates of interest, and pairwise correlation coefficients as of February 24, 2015. The Monte Carlo valuation per share was $35.24.

(8) Mr. Watjen was elected non-executive Chairman of the Board of Directors upon his retirement and was awarded his initial, annual restricted stock unit award. The grant date fair value of these restricted stock units (RSUs) on May 21, 2015 was calculated as the number of units multiplied by the closing market price of $34.95 on the grant date.

(9) This grant of RSUs was made to Ms. Iglesias on January 8, 2015 as a part of her employment offer to compensate for a portion of the forfeiture of equity awards she received from her former employer. The grant date fair value was calculated as the number of units multiplied by the closing market price of $33.77 on the grant date.

2015 Outstanding Equity Awards at Fiscal Year-End

	Option Awards				Stock Awards			
Number of Securities Underlying Unexercised Options	Number of Securities Underlying Unexercised Options	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[4]
(# Exercisable) (# Unexercisable)		(#)	($)		(#)	($)	(#)	($)
Mr. McKenney								
-	-	-	-	-	87,392	2,909,280	57,525	1,915,007
26,048	-	-	26.29	2/22/19	-	-	-	-
34,270	-	-	23.35	2/21/20	-	-	-	-
26,506	13,254[1]	-	24.25	2/20/21	-	-	-	-
Mr. McGarry								
-	-	-	-	-	19,304	642,630	12,604	419,587
5,520	-	-	26.29	2/22/19	-	-	-	-
6,613	-	-	23.35	2/21/20	-	-	-	-
3,233	1,617[1]	-	24.25	2/20/21	-	-	-	-
Mr. Watjen								
-	-	-	-	-	4,048	134,758	179,529	5,976,520
153,927	-	-	20.78	2/25/18	-	-	-	-
123,682	-	-	26.29	2/22/19	-	-	-	-
178,937	-	-	23.35	2/21/20	-	-	-	-
Ms. Farrell								
-	-	-	-	-	19,509	649,455	9,899	329,538
Mr. Simonds								
-	-	-	-	-	28,257	940,676	18,718	623,122
Ms. Iglesias								
-	-	-	-	-	34,619	1,152,467	-	-

(1) These options vested on February 20, 2016.

(2) The amounts in this column represent the aggregate value of performance-based restricted stock units (PBRSUs), including dividend equivalents, shown in the "Number of Shares or Units of Stock That Have Not Vested" column based on the closing price of $33.29 on December 31, 2015, the last trading day of the year.

(3) This column reflects the outstanding number of performance share units (PSUs) that would be received by each NEO at target for the 2014 and 2015 grants. These PSU awards were granted on February 25, 2014 and February 24, 2015 (to Messrs. McKenney, McGarry, Watjen, and Simonds as well as Ms. Farrell). They vest at the end of the respective performance period, subject to the level of achievement on applicable performance targets. In accordance with Instruction 3 to Regulation S-K Item 402(f)(2), the values for this award in the "Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested" and the "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested" columns are reported at initial target levels, as the company's performance for 2014 and 2015 relative to the business goals exceed the threshold. The PSUs that were granted in connection with the 2013-2015 performance period vested on December 31, 2015 and are shown in the "2015 Option Exercises and Stock Vested" table. Shares to be issued under PSUs granted

in connection with the 2014-2016 and 2015-2017 performance periods are not yet determinable and may differ from the performance level required to be disclosed in this table.

(4) The amounts in this column represent the aggregate value of PSUs (including dividend equivalents) shown in the "Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested" column based on the closing price of $33.29 on December 31, 2015, the last trading day of the year.

Vesting Schedule for Unvested Restricted Stock Units

Vesting Date	Grant Date	Number of Restricted Shares/Units Vesting[1]					
		Mr. McKenney	Mr. McGarry[2]	Mr. Watjen[3]	Ms. Farrell	Mr. Simonds	Ms. Iglesias
January 8, 2016	1/8/15	-	-	-	-	-	8,560
February 20, 2016	2/20/13	17,032	3,312	-	6,201	4,897	-
February 24, 2016	2/24/15	14,896	3,072	-	2,163	4,692	2,979
February 25, 2016	2/25/14	12,835	3,387	-	3,409	4,641	-
May 21, 2016	5/21/15	-	-	4,048	-	-	-
January 8, 2017	1/8/15	-	-	-	-	-	8,560
February 24, 2017	2/24/15	14,896	3,072	-	2,163	4,692	2,979
February 25, 2017	2/25/14	12,835	3,388	-	3,409	4,642	-
January 8, 2018	1/8/15	-	-	-	-	-	8,560
February 24, 2018	2/24/15	14,898	3,073	-	2,164	4,693	2,981
Total		**$ 87,392**	**$ 19,304**	**$ 4,048**	**$ 19,509**	**$ 28,257**	**$ 34,619**

(1) These performance-based restricted stock units (PBRSUs) include dividend equivalents earned through December 31, 2015.

(2) Mr. McGarry's PBRSUs are no longer subject to the risk of forfeiture because he meets the age and years of service requirement for retirement eligibility.

(3) Mr. Watjen's PBRSUs are no longer subject to the risk of forfeiture because he met the age and years of service requirement for retirement eligibility when he retired on May 21, 2015. These grants vested immediately upon his retirement and were distributed to him in accordance with Section 409A of the Code. His annual restricted stock unit award, for serving as a director, will be distributed one year following the grant date.

2015 Option Exercises and Stock Vested

Name	Option Awards Number of Shares Acquired on Exercise[1] (#)	Value Realized on Exercise[2] ($)	Stock Awards[3] Number of Shares Acquired on Vesting[4] (#)	Value Realized on Vesting[5] ($)
Mr. McKenney	-	-	44,503	1,511,271
Mr. McGarry	-	-	10,892	373,116
Mr. Watjen[6]	239,796	5,644,486	456,763	15,618,178
Ms. Farrell	-	-	15,051	511,217
Mr. Simonds	-	-	14,203	482,242
Ms. Iglesias	-	-	-	-

(1) A portion of the underlying shares were withheld to cover taxes due upon exercise.

(2) The amount is calculated as the number of shares acquired multiplied by the market price at the time of exercise less the option exercise/strike price.

(3) Reflects the performance-based restricted stock units (PBRSUs) and performance share units (PSUs) that vested during 2015.

(4) Includes the total number of unrestricted shares acquired upon the vesting of PBRSUs and PSUs. A portion of these shares were withheld to cover taxes due upon vesting. Additionally, 50% of Mr. Watjen's PBRSUs were cash-settled upon vesting.

(5) The amount calculated includes PBRSUs and PSUs acquired multiplied by the closing price on the vesting date. As mentioned above, 50% of Mr. Watjen's PBRSUs were cash-settled upon vesting.

(6) Included in "Stock Awards" for Mr. Watjen are PBRSUs that vested upon his retirement on May 21, 2015 and PSUs granted during 2013 (for the 2013-2015 performance period) that vested on December 31, 2015. Issuance of the PBRSUs was deferred until February 2016 consistent with Section 409A. The PBRSUs and PSUs were paid out on February 9 and 23, 2016 at values of $26.17 and $27.85, respectively.

POST-EMPLOYMENT COMPENSATION

Pension Benefits

The Unum Group Pension Plan, the Unum Group Supplemental Pension Plan (the Excess Plan), and the Unum Group Senior Executive Retirement Plan (SERP) were frozen on December 31, 2013. Benefits earned under these plans have been determined based on service and eligible earnings through December 31, 2013. NEOs hired prior to this date participated in both the Unum Group Pension and Supplemental Pension Plans. Benefits earned before the freeze will be paid to executives under the terms of the plans as the employees terminate employment or retire. Mr. Watjen participated in all three plans in 2015 until his retirement on May 21, 2015. Mr. Watjen commenced his Unum Group Pension Plan benefits on June 1, 2015 and his Excess Plan and SERP benefits on December 1, 2015.

FROZEN DEFINED BENEFIT PLANS

Unum Group Pension Plan (Qualified Plan)

Provides funded, tax-qualified benefits up to the limits on compensation and benefits under the Internal Revenue Code. The Qualified Plan was designed to provide tax-qualified pension benefits for most employees. On June 12, 2013 the Human Capital Committee approved a change to the terms of the Qualified Plan to freeze the further accrual of retirement benefits provided to employees on December 31, 2013.

Unum Group Supplemental Pension Plan (Excess Plan)

Provides unfunded, non-qualified benefits for compensation that exceeds the Code limits in the Qualified Plan. On June 12, 2013 the Human Capital Committee approved a change to the terms of the Excess Plan to freeze the further accrual of retirement benefits provided to employees on December 31, 2013.

Unum Group Senior Executive Retirement Plan (SERP)

Mr. Watjen was the last active employee in the Senior Executive Retirement Plan ("SERP") at his retirement on May 21, 2015. Mr. Watjen commenced his benefits under this plan on December 1, 2015. This plan provided unfunded, non-qualified benefits that are offset by benefits under the Qualified Plan and the Excess Plan. The SERP supplements the pension benefits that are provided under Qualified and Excess Plans (as outlined above), and in connection with the freezing of those plans, Mr. Watjen requested similar changes to his retirement benefit under the Unum Group SERP. On December 12, 2013 the Human Capital Committee approved amendments to Mr. Watjen's employment agreement, including freezing the further accrual of his retirement benefit under the SERP on December 31, 2013.

Plan Descriptions

Following are details of how each of the frozen plan benefits are calculated. These formulas incorporate base pay received in each plan year during which the employee accrued credited service through December 31, 2013 and payments received from the regular annual incentive plan and any field or sales compensation plans through that date. Not included are other bonuses, long-term incentive awards, commissions, prizes, awards, or allowances for incidentals.

Qualified Plan

In calculating the basic pension benefits in our Qualified Plan, three criteria are used:

FROZEN QUALIFIED PLAN CRITERIA

Credited service	A measure of the time individuals are employed at the company. One year of credited service is granted for each plan year in which 1,000 hours of employment are completed. No additional credited service will accrue to any participant after December 31, 2013.
Highest average earnings	The average of the highest 5 years of compensation (whether or not consecutive) during the earlier of the last 10 years of employment or as of the date the plan was frozen on December 31, 2013.
Social Security covered compensation	The average of the taxable wage bases in effect for each calendar year during the 35-year period ending when the plan was frozen on December 31, 2013.

The basic benefit is provided as an annual single life annuity and is calculated as follows:

(% of highest average earnings[1] x Years of service) + (3.5% of highest average earning in excess of Social Security covered compensation x Years of credited service)

divided by

Conversion factor based on retirement commencement age[2]

= Qualified Plan basic benefit

(1) Can range from 3%, if the sum of an employee's age and years of credited service is less than 30, to 8%, if the sum equals or exceeds 95.

(2) Equal to 9.0 for retirement at age 65 and increased by 0.2 for each whole year retirement occurs prior to age 65.

All frozen pension benefits are indexed on the first day of each plan year (January 1st) following December 31, 2013 using the National Average Wage rate of increase published by the Social Security Administration in the preceding year (minimum of 2.75% and maximum of 5%).

Benefits provided under the frozen Qualified Plan are based on pensionable earnings through December 31, 2013 up to the 2013 compensation limit of $255,000 under the Internal Revenue Code. In addition, benefits may not exceed $210,000 (payable as a single life annuity beginning at any age from 62 through Social Security Normal Retirement Age) under the Internal Revenue Code.

Excess Plan

As described above in the Frozen Defined Benefits Table, the Excess Plan disregards the annual benefit limit under Section 415 of the Code. The Excess Plan takes into account pension benefits outside of the current Qualified Plan and is calculated as follows:

Payment that would have been provided under the Qualified Plan if IRS compensation limit did not exist **-** **Payment actually provided** under the Qualified Plan **= Excess benefit plan**

SERP

The SERP is provided as a single life annuity beginning on the first day of the month following retirement. Mr. Watjen was the last active employee in the SERP at his retirement on May 21, 2015. Mr. Watjen commenced his benefits under this plan on December 1, 2015. The benefit is calculated as follows:

$$\left(\begin{array}{c} \textbf{2.5\%} \\ \text{of highest} \\ \text{average earnings} \end{array} \times \begin{array}{c} \textbf{Years} \\ \text{of service} \\ \text{(up to 20)} \end{array} \right) - \begin{array}{c} \text{Annual single life} \\ \text{annuity provided under} \\ \text{the Qualified and Excess plans} \end{array} = \begin{array}{c} \textbf{SERP} \\ \textbf{benefit} \end{array}$$

Retirement Age

Participants in the pension plans outlined above are eligible to retire as early as age 55. Under the Qualified and Excess Plans, participants may retire early at age 55 with 5 years of vesting service. However, if a participant begins receiving a benefit prior to the normal retirement age of 65, the normal retirement benefit will be reduced based on the applicable early reduction factors defined in the plan.

Under the SERP, Mr. Watjen became eligible for an unreduced pension in 2015 at age 60.

Current Value of Pension Benefits

Pension benefits payable to each NEO are summarized in the following table:

PENSION BENEFITS

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefits[3][4] ($)	Payments During Last Fiscal Year ($)
Mr. McKenney	Qualified	4.42	81,000	-
	Excess	4.42	443,000	-
Mr. McGarry	Qualified	28.00	963,000	-
	Excess	28.00	1,420,000	-
Mr. Watjen[1]	Qualified	19.50	692,000	25,950
	Excess	19.50	9,024,000	338,514
	SERP	19.50	11,874,000	445,433
Ms. Farrell	Qualified	3.00	87,000	-
	Excess	3.00	214,000	-
Mr. Simonds	Qualified	16.25	388,000	-
	Excess	16.25	515,000	-
Ms. Iglesias[2]	Qualified	-	-	-
	Excess	-	-	-

(1) Present value based on amount payable at actual retirement date on June 1, 2015.

(2) No amounts are shown for Ms. Iglesias because the plans were frozen to further accruals on December 31, 2013, before her employment began.

(3) The "Present Value of Accumulated Benefits" is based upon a measurement date of December 31, 2015 (except for Mr. Watjen as noted in footnote 1), which is the same measurement date used for financial statement reporting purposes for the Company's audited financial statements as found in Note 9 to the Consolidated Financial Statements contained in the company's 2015 Form 10-K.

(4) The "Present Value of Accumulated Benefits" is based upon a measurement date of December 31, 2015 (except for Mr. Watjen as noted in footnote 1). Accordingly, all calculations utilize credited service and Pensionable Earnings as of the pension freeze date, December 31, 2013, in addition to the following assumptions:

Retirement Age: Assumes age 65 except where noted for Mr. Watjen in footnote 1.

Discount Rate: 4.8%

Salary Increase Rate: Not applicable.

Social Security Indexing Rate: 3.5% to index the Qualified and Excess Plan benefits from the measurement date to commencement date.

Pension Increase Rate: Not applicable.

Pre-Retirement Decrements: None.

Post-Retirement Mortality Table: RP-2014 Mortality Tables projected using fully generational two-dimensional Scale BB from 2006.

Effective with employees who terminate on or after January 1, 2016, lump sum distributions are available under the plan to vested employees who have a present value of future pension benefits of $100,000 or less. Mr. McKenney and Ms. Farrell are the only NEOs that would be eligible for a lump sum distribution in the event of termination since the current present value of their future benefits in the Qualified Plan is less than $100,000, as shown in the preceding table. Based on current benefit levels and Mr. Watjen's benefit elections, pension payouts for all other NEOs will be paid in the form of a monthly annuity.

Nonqualified Deferred Compensation

We have one active nonqualified defined contribution plan that allows for deferrals of compensation by our NEOs. We also maintain one other nonqualified plan that allowed for deferrals of compensation and is an inactive plan originally maintained by a predecessor company in which Mr. McGarry is the only NEO participant. The last year that compensation deferrals occurred under this inactive plan was 2000.

NONQUALIFIED DEFERRED COMPENSATION

Name	Plan	Executive Contributions in Last FY[2]	Registrant Contributions in Last FY[3]	Aggregate Earnings in Last FY[4]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE[5]
		$	$	$	$	$
Mr. McKenney	Nonqualified DC	76,027	144,450	(10,275)	-	354,994
Mr. McGarry[1]	Inactive NQ Plan	-	-	(709)	-	26,336
	Nonqualified DC	64,185	112,181	(5,745)	-	292,818
Mr. Watjen	Nonqualified DC	1,277,009	427,687	27,224	(2,947,113)	-
Ms. Farrell	Nonqualified DC	49,012	66,515	370	-	207,666
Mr. Simonds	Nonqualified DC	42,359	80,482	(2,607)	-	198,232
Ms. Iglesias	Nonqualified DC	-	-	-	-	-

(1) Mr. McGarry has a balance under one inactive deferred compensation plan. This plan is a non-qualified 401(k) plan and includes 100% Unum stock to be paid out in cash. The change in market value and dividends earned is included in the "Aggregate Earnings in Last FY" amount. The value of the balance is included in the "Aggregate Balance at Last FYE" column.

(2) These amounts are included in the Summary Compensation Table in the "Salary" and "Non-Equity Incentive Plan Compensation" columns for 2015 for each NEO, except for Ms. Iglesias who joined the company in January 2015 and was not eligible to participate in this plan until completion of one year of service.

(3) These amounts represent company contributions through our Non-Qualified Plan, as described in the Retirement and Workplace Benefits section beginning on page 65. The amounts are included in the "All Other Compensation" column of the Summary Compensation Table for 2015 for each NEO, except Ms. Iglesias who joined the company in January 2015.

(4) These amounts were not included in the Summary Compensation Table because investment earnings were not preferential or above market. The investment options under the nonqualified retirement plans are the same choices available to all employees that are eligible to participate in the qualified plan and NEOs do not receive preferential earnings on their investments.

(5) This column includes amounts that were reported in prior year's Summary Compensation Table in the "Salary," "Non-Equity Incentive Plan Compensation," or "All Other Compensation" columns, as applicable, to the extent that the NEO was an NEO at the time. These amounts are as follows: $139,290 for Mr. McKenney; $1,171,282 for Mr. Watjen; $88,260 for Ms. Farrell; and $76,751 for Mr. Simonds.

Other Post-Employment Payments

The discussion below outlines estimated benefits payable to our NEOs under various termination scenarios as of December 31, 2015.

Some benefits changed in early 2015 based on the transition of leadership. Post-employment benefits after December 31, 2015 are described in the Compensation Contracts and Agreements section beginning on page 67.

The following terminology will be used throughout the discussion of the various termination scenarios:

TERMINATION DEFINITIONS

Termination with cause

One of the following factors is present: the failure to substantially perform duties; the willful engagement in illegal conduct or gross misconduct harmful to the company; or the conviction of a felony (or plea of "guilty" or "no contest").

Termination without cause

One of the following factors is present: poor performance, other than for misconduct or cause (as defined above); job elimination; job requalification; or the decision to fill the position with a different resource consistent with the direction of the company.

Resignation for good reason

One or more of the following events have preceded the resignation of the named executive officer: assignment to a position inconsistent with his or her existing position or any other action that diminishes such position; reduction of his base salary or annual incentive target; failure to continue any material employee benefit or compensation plan in which he or she participates; or relocation to an office more than 50 miles from his or her location.

Change in control

A change in control occurs when one of the following situations exists: (a) the incumbent directors cease to be a majority for two years; (b) an entity acquires 20% of our voting stock (30% in some instances); (c) we consummate certain transactions such as a merger or disposition of substantially all of our assets; or (d) shareholders approve a plan of liquidation or distribution.

In the event of any termination of employment, all named executive officers would receive benefits to which they are entitled, including unpaid base salary through the date of termination, accrued vacation, and accrued benefits under the retirement plan.

Terminations Related to a Change in Control

As outlined in the Compensation Contracts and Agreements section beginning on page 67, Mr. McKenney has a severance agreement that specifically addresses post-employment payments, including a change in control. The remaining NEOs, other than Mr. Watjen who retired in May 2015, are covered by change-in control severance agreements. In the event of termination upon the occurrence of a change in control, NEOs would receive the following benefits:

- Three times the sum of his annual base salary and the average annual incentive paid to him in the three years prior to the date of termination for Mr. McKenney; two times the sum of annual base salary and annual incentive (the greater of the current year target or the prior year annual incentive paid) for the remaining NEOs;

- Prorated annual incentive through the date of termination of employment;

- Health and welfare benefits for up to three years for Mr. McKenney and up to two years for the remaining NEOs;

- Payment of all deferred compensation;

- Outplacement services (20% of base salary, maximum of $50,000);

- Vesting of equity awards as follows:

    o A change in control would not trigger the vesting of grants unless a termination of employment for death, disability, involuntary (without cause), or good reason were to occur within two years of the change in control. Upon termination, the stock options would remain exercisable until the earlier of the expiration date or the 90th day after termination of employment. For Mr. McGarry, who is retirement eligible under the plan, the options would remain exercisable until the earlier of the expiration date or the fifth anniversary of such termination;

- Grants of performance share units would be deemed earned at target performance and be settled at the earlier of the end of the performance period or a termination of employment due to death, disability, or retirement, by the company without cause or by the executive for good reason within two years after the change in control; and

- In the event of a change in control and termination, the change in control payments would be reduced if such reduction would result in greater after-tax proceeds to the executive absent such a reduction. Otherwise, the executive officer receives payment of all change in control benefits and is responsible for paying any excise tax imposed on the payment.

Terminations Not Related to a Change in Control

There are instances in which an NEO's employment may be terminated that do not involve a change in control. The company may terminate for cause or without cause. Additionally, termination of employment may occur upon an NEO's voluntary resignation, retirement, death, or becoming disabled.

In the event of the death, disability or retirement (if eligible) of an NEO, all of the NEO's unvested PBRSUs and stock options would vest and the stock options would remain exercisable until the earlier of the expiration date or, as applicable, the third anniversary of the date of death or the fifth anniversary of the date of retirement. However, to the extent necessary to avoid the imposition of penalty taxes under Internal Revenue Code Section 409A, stock would not be distributed until at least six months after the date of termination.

NEOs receive additional benefits depending upon the termination scenario as outlined in the following table:

TERMINATION BENEFITS RECEIVED BY CEO AND NEOs UNDER NON-CHANGE IN CONTROL SCENARIOS

Benefits Received	Termination for Cause or Voluntary Resignation	Termination Without Cause or Resignation with Good Reason*	Disability	Death	Retirement
Severance [1]		CEO, NEOs			
Prorated Annual Incentive [2]		CEO	CEO, NEOs	CEO, NEOs	CEO, NEOs
Early Vesting of Equity [3]		CEO	CEO, NEOs	CEO, NEOs	If Retirement Eligible
Benefit Continuation [4]		CEO			
Outplacement Services [5]		CEO, NEOs			
Disability Benefits [6]			CEO, NEOs		
Group Life Ins. Benefits [7]				CEO, NEOs	
Corporate Owned Life Ins. [7]				NEO	

* Mr. McKenney is the only NEO entitled to benefits in the event of a resignation for good reason absent a change in control.

(1) If Mr. McKenney is terminated without cause or resigns with good reason, he will receive severance of two times the sum of his annual base salary and the average annual incentive paid to him in the three years prior to the date of termination, unless the termination occurs prior to the date that his annual bonus is determined for the first completed calendar year, in which case, the bonus would be $1,706,250. Other NEOs who are terminated without cause will receive eighteen months of base salary. See the following table for termination benefits related to a change in control.

(2) Annual incentive will be prorated based on the date of termination of employment. For all NEOs other than Mr. McKenney, the NEO will be eligible for prorated annual incentive in the event of death, disability, or retirement only if such termination occurs on or after the last pay period in March.

(3) If Mr. McKenney is terminated without cause, a prorated portion of his unvested equity awards, with the exception of his performance share units (PSUs) will accelerate vesting under the terms of the award agreements. In the event of his death, disability, or retirement or if he is terminated without cause or resigns for good reason, Mr. McKenney would be eligible to receive a prorated portion of the PSUs based on actual performance at the end of the three-year performance cycle. For the remaining NEOs, absent a change in control their unvested equity will accelerate only in the event of death, disability, or retirement (if eligible).

(4) If Mr. McKenney is terminated without cause or resigns with good reason, he will receive health and welfare benefits for up to 2 years.

(5) Outplacement services are equal to 20% of base salary (maximum of $50,000).

(6) Monthly benefits from the company's long-term disability plan until the earlier of age 65 or death.

(7) Group life insurance benefits are $50,000 for each full-time employee; Corporate owned life insurance benefits as applicable (if Mr. McGarry is an active employee on the date of his death, his beneficiaries as defined in the policy will receive $200,000).

Termination Payments

Termination payments are provided to NEOs as outlined in the following table and vary with the circumstances under which the termination occurs. In the event of termination as a result of death, payments will be made to the named executive officer's beneficiary.

Consistent with SEC requirements, all termination scenarios in the table assume a termination date of December 31, 2015. Accordingly, all calculations in the following table were made using the closing market price of our common stock as of that date ($33.29 per share). We have excluded amounts received as an annuity under our retirement plans and the "in-the-money" value of vested unexercised stock options held by NEOs since these amounts are not impacted by a termination. The amounts shown in the table also do not include distributions of plan balances under a nonqualified deferred compensation plan. Those amounts are shown in the Nonqualified Deferred Compensation table on page 85.

The amounts in the following table are hypothetical based on the rules of the SEC. Actual payments depend on the circumstances and timing of any termination. The information provided in this table constitutes forward-looking statements for purposes of the Private Litigation Securities Reform Act of 1995.

TERMINATION TABLE

Termination Scenario	Mr. McKenney ($)	Mr. McGarry ($)	Ms. Farrell ($)	Mr. Simonds ($)	Ms. Iglesias ($)
Termination for Cause or Voluntary Resignation					
	-	-	-	-	-
Total	$ -	$ -	$ -	$ -	$ -
Termination Without Cause or Resignation with Good Reason					
Severance	5,362,500	825,000	669,750	862,500	727,500
Prorated Annual Incentive[1]	1,706,250	-	-	-	-
Early Vesting of Equity[2]	3,029,087	-	-	-	-
Benefit Continuation	74,289	-	-	-	-
Outplacement Services	50,000	50,000	50,000	50,000	50,000
Total	$ 10,222,126	$ 875,000	$ 719,750	$ 912,500	$ 777,500
Disability					
Prorated Annual Incentive[1]	1,706,250	509,513	557,551	564,888	381,291
Early Vesting of Equity[2][3]	3,029,087	657,255	649,449	940,669	1,152,471
Disability Benefits	362,847	182,364	223,244	421,339	315,013
Total	$ 5,098,184	$ 1,349,132	$ 1,430,244	$ 1,926,896	$ 1,848,775
Death					
Prorated Annual Incentive[1]	1,706,250	509,513	557,551	564,888	381,291
Early Vesting of Equity[2][3]	3,029,087	657,255	649,449	940,669	1,152,471
Group Life Ins. Benefits	50,000	50,000	50,000	50,000	50,000
Corporate Owned Life Ins.	-	200,000	-	-	-
Total	$ 4,785,337	$ 1,416,768	$1,257,000	$ 1,555,557	$ 1,583,762
Termination Related to a Change in Control					
Severance	8,043,750	2,098,657	1,964,600	2,241,676	1,697,500
Prorated Annual Incentive[1]	1,706,250	499,329	535,800	517,500	363,750
Early Vesting of Equity	4,944,095	1,076,846	978,974	1,563,783	1,152,471
Benefit Continuation	111,433	66,718	59,690	80,226	78,876
Outplacement Services	50,000	50,000	50,000	50,000	50,000
DC Enhancement[4]	161,000	204,000	87,000	100,000	-
Total	$15,016,528	$ 3,995,550	$3,676,064	$ 4,553,185	$ 3,342,597
Retirement					
Prorated Annual Incentive[5]	-	509,513	557,551	-	-
Early Vesting of Equity[2][3][6]	-	657,255	-	-	-
Total	$ -	$ 1,166,768	$ 557,551	$ -	$ -

(1) Per the terms of Mr. McKenney's severance agreement, in the event of termination without cause or resignation with good reason, he would be entitled to a prorated annual incentive. This amount is to be calculated using the average annual bonuses paid for the three most-recent calendar years following his promotion. The agreement specifically states that in the event the termination happens before his annual bonus is determined for the first completed calendar year, the average annual bonus would be equal to the amount shown in the table.

(2) In the event of job elimination, the prorated early vesting of equity awards would be as follows: Mr. McKenney $1,945,900, Ms. Farrell $478,377, Mr. Simonds $628,682, and Ms. Iglesias $630,446. These NEOs would also be eligible to receive a prorated portion of their unvested PSUs in the event of job elimination. The prorated amount would be calculated based on their termination date and the vesting of those units would be based on achievement of the prospective 3 year goals, modified by relative total shareholder return. Assuming a job elimination date of December 31, 2015, the prorated number of units that each NEO would be eligible to receive would be as follows: Mr. McKenney 23,453.22, Ms. Farrell 4,436.00, and Mr. Simonds 7,786.16.

(3) The PSUs granted in 2014 and 2015 may be fully earned, in the event of disability, death or retirement, in each case as specified in the respective grant agreements based on the satisfaction of the performance goals. In each of these scenarios the awards would not be payable until the end of the applicable performance period and therefore, have not been included in the amounts reported in the termination table.

(4) Defined Contribution (DC) enhancement is a lump sum payment representing the amount resulting from multiplying the company's non-contributory retirement plan contributions times two additional years of eligible earnings for Mr. McKenney, Mr. McGarry, Ms. Farrell, and Mr. Simonds.

(5) Mr. McGarry and Ms. Farrell are eligible for retirement status under the terms of the Annual Incentive Plan. Therefore, they would be eligible for a prorated annual incentive in the event of retirement. Messrs. McKenney and Simonds as well as Ms. Iglesias do not meet the eligibility criteria as of December 31, 2015.

(6) Mr. McGarry has the age and service to be eligible for retirement under the terms of the Stock Incentive Plan of 2007 and the Stock Incentive Plan of 2012 and therefore would be entitled to the accelerated vesting of equity in the event of retirement. Messrs. McKenney and Simonds and Ms. Farrell and Ms. Iglesias did not meet the eligibility criteria as of December 31, 2015. The amounts shown in the table represent the value of the shares at a market price of $33.29, the closing price of our stock on the last trading day of the year.

Because Mr. Watjen retired on May 21, 2015 and was not an employee at the end of the year, he has not been included in the termination table. Upon his retirement, Mr. Watjen received the following:

- A prorated bonus per the terms of his employment agreement. Details can be found on page 60 in the Annual Incentive Paid in 2016 table and related footnotes;

- Eligibility to vest in his outstanding PSUs at the end of the respective performance period, subject to the level of achievement on applicable performance targets. This eligibility is based on the fact that he met the definition of retirement eligibility under the terms of the Stock Incentive Plan of 2012. Details of these awards can be found in the 2015 Outstanding Equity Awards at Fiscal Year-End table on page 79;

- Acceleration of unvested PBRSUs based upon retirement eligibility under the plan. Details can be found in the 2015 Option Exercises and Stock Vested table and the related footnotes on page 81;

- Accrued pension benefits as described in the Pension Benefits section beginning on page 82; and

- Non-qualified deferred compensation payments as described in the Non-Qualified Deferred Compensation section beginning on page 85.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information as of December 31, 2015 about the common stock that may be issued under all of our existing equity compensation plans.

EQUITY COMPENSATION PLANS

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights[5]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity Compensation Plans Approved by Shareholders[1]	2,350,329[3]	$23.02	16,442,852[6]
Equity Compensation Plans Not Approved by Shareholders[2]	65,747[4]	N/A	24,821[7]
Total	2,416,076	N/A	16,467,673

(1) Our shareholders have approved the following plans: (a) Stock Incentive Plan of 2007, (b) Unum Group Employee Stock Purchase Plan, (c) Unum European Holding Company Limited Savings-Related Share Option Scheme 2011, and (d) Stock Incentive Plan of 2012.

(2) Our shareholders have not approved the Unum Group Non-Employee Director Compensation Plan of 2004.

(3) Includes 759,292 shares issuable upon the exercise of outstanding options, 1,059,518 restricted stock units (RSUs), 28,597 deferred share rights issuable pursuant to outstanding awards (including dividend equivalents accrued thereon), and 502,922 performance share units (PSUs) under our Stock Incentive Plan of 2007 and our Stock Incentive Plan of 2012. The PSUs are presented in the table at target (including dividend equivalents accrued thereon); if the PSUs were settled at maximum payout, an additional 402,338 shares would be issuable.

(4) Consists of deferred share rights (each representing the right to one share of common stock), including dividend equivalents accrued thereon, granted to non-employee directors under the Unum Group Non-Employee Director Compensation Plan of 2004 in accordance with the deferral elections of such directors in respect of cash retainers and meeting fees payable to them.

(5) RSUs, PSUs, and deferred share rights are not included in determining the weighted average exercise price in column (b) because they have no exercise price.

(6) Includes approximately 83,186 shares available for future issuance as dividend equivalents in respect of outstanding awards under the Stock Incentive Plan of 2007, which was otherwise replaced by the Stock Incentive Plan of 2012 effective May 24, 2012 for purposes of granting new awards. As of December 31, 2015, our Stock incentive Plan of 2012 had 15.67 million shares remaining available for future issuance. Each full-value award is counted as 1.76 shares. We currently grant a majority of awards as PSUs and RSUs, which are full-value awards.

(7) Represents approximate number of shares available for future issuance as dividend equivalents in respect of outstanding awards under the Non-Employee Director Compensation Plan of 2004.

Below is a brief description of the equity compensation plans not approved by shareholders.

Unum Group Amended and Restated Non-Employee Director Compensation Plan of 2004

This plan provided for the payment of annual retainers and meeting fees (discontinued in May 2011) to the non-employee directors who served on our Board of Directors. Under the plan, directors made an irrevocable election each year to receive all or a portion of their retainers and meeting fees in either cash or deferred share rights. A deferred share right is a right to receive one share of common stock on the earlier of (i) the director's separation from service as a director of the company, or (ii) another designated date at least three years after the date of the deferral election. The number of deferred share rights granted is calculated as the number of whole shares equal to (i) the dollar amount of the annual retainer and/or fees that the director elects to have paid in deferred share rights, divided by (ii) the fair market value per share on the grant date. The aggregate number of shares which can be issued under the plan is 500,000. This plan terminated in May 2010 with respect to new awards, though dividend equivalents remain available for future issuance in respect of awards that were outstanding at that time. The plan is administered by the Human Capital Committee. The plan includes provisions restricting the transferability of the deferred share rights, provisions for adjustments to the number of shares available for grants, and the number of shares subject to outstanding grants in the event of recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, or other similar corporate transaction.

OWNERSHIP OF COMPANY SECURITIES

The following table shows the number of shares of our common stock beneficially owned by each of our directors and named executive officers and by all directors and executive officers as a group, as of March 15, 2016. The table and related footnotes also include information about stock options, deferred share rights and restricted stock units (RSUs) credited to the accounts of directors and executive officers under various compensation and benefit plans. Based upon the representations made by each director and executive officer, we do not believe that any shares held by them are pledged as security. Except as otherwise indicated below, the beneficial owners have sole voting and investment power with respect to the shares beneficially owned.

BENEFICIAL OWNERSHIP OF COMMON STOCK   (as of March 15, 2016)

Name	Shares of Common Stock[1]	Shares Subject to Exercisable Options[2]	Shares Subject to Settleable Rights or Units[3][4][5]	Total Shares Beneficially Owned	Percent of Class
Theodore H. Bunting, Jr.	16	–	6,390	6,406	*
E. Michael Caulfield	4,499	–	31,503	36,002	*
Joseph J. Echevarria	–	–	–	–	*
Cynthia L. Egan	279	–	1,056	1,335	*
Pamela H. Godwin	22,680	–	13,112	35,792	*
Kevin T. Kabat	21,038	–	9,880	30,918	*
Timothy F. Keaney	4,902	–	10,116	15,017	*
Gloria C. Larson	4,929	–	64,321	69,250	*
A.S. (Pat) MacMillan, Jr.	2,828	–	13,087	15,915	*
Edward J. Muhl	34,315	–	4,075	38,390	*
Ronald P. O'Hanley	1,064	–	3,452	4,516	*
William J. Ryan	32,474	–	17,651	50,124	*
Francis J. Shammo	–	–	–	–	*
Thomas R. Watjen	263,481	456,546	4,075	724,102	*
Richard P. McKenney	137,415	100,078	–	237,493	*
John F. McGarry	50,751	16,983	–	67,734	*
Breege A. Farrell	43,592	–	–	43,592	*
Michael Q. Simonds	33,695	–	–	33,695	*
Lisa G. Iglesias	8,576	–	–	8,576	*
All directors and executive officers as a group (21 persons)	**718,219**	**573,607**	**178,718**	**1,470,544**	*

(1) Includes shares credited to the accounts of certain current and former executive officers, including Mr. Watjen – 13,926 shares and Mr. McGarry – 3,002 shares, under the company's 401(k) Plan. Does not include shares credited to the accounts of certain executive officers under an inactive non-qualified 401(k) plan because, though measured in share value, they will be settled only in cash. For Mr. Muhl, 29,975 shares are held by a family trust for which he shares voting and investment power.

(2) Represents the number of shares underlying stock options that may be exercised within 60 days after March 15, 2016. For Mr. McGarry the amount includes shares underlying unvested stock options that would vest upon retirement because he meets certain age and years of service requirements.

(3) Represents the number of shares underlying deferred share rights and RSUs payable solely in shares (including dividend equivalent rights accrued on such rights or units) that may be settled within 60 days after March 15, 2016, including deferred share rights and RSUs that may be settled upon the termination of a director's service on the Board. For each non-employee director other than Ms. Egan and Messrs. Bunting, Echevarria, Keaney, O'Hanley and Shammo, the amount includes shares underlying unvested RSUs that would vest upon retirement because the director meets the years of service requirement. Also does not include shares underlying RSUs (including dividend equivalent rights accrued thereon) that will not vest or cannot be settled within 60 days after March 15, 2016.

(4) As of March 15, 2016, the total number of shares underlying deferred share rights (including dividend equivalent rights accrued thereon) held by our non-employee directors, including those rights which cannot be settled in shares or within 60 days after March 15, 2016 and thus are not deemed to be beneficially owned for purposes of this table, was as follows:

Mr. Bunting	-	Mr. Kabat	9,502	Mr. Muhl	-
Mr. Caulfield	13,911	Mr. Keaney	3,310	Mr. O'Hanley	3,452
Mr. Echevarria	-	Ms. Larson	39,134	Mr. Ryan	10,149
Ms. Egan	-	Mr. MacMillan	-	Mr. Shammo	-
Ms. Godwin	12,520				

(5) As of March 15, 2016, the total number of shares underlying RSUs (including dividend equivalent rights accrued thereon) held by our directors and executive officers, including those units which will not vest, or be settleable in shares, within 60 days after March 15, 2016 and thus are not deemed to be beneficially owned for purposes of this table, was as follows:

Mr. Bunting	10,465	Ms. Larson	25,187	Mr. McKenney	135,375
Mr. Caulfield	17,593	Mr. MacMillan	13,087	Mr. McGarry	25,890
Mr. Echevarria	-	Mr. Muhl	4,075	Ms. Farrell	15,804
Ms. Egan	7,245	Mr. O'Hanley	4,075	Ms. Iglesias	34,663
Ms. Godwin	22,663	Mr. Ryan	7,502	Mr. Simonds	31,154
Mr. Kabat	19,511	Mr. Shammo	3,212		
Mr. Keaney	13,087	Mr. Watjen	4,075	All directors and executive officers as a group	436,169

Security Ownership of Certain Shareholders

Detailed information about the shareholders known to us to beneficially own more than 5% of our common stock can be found in the table below, including beneficial ownership based on sole and/or shared voting power and investment (dispositive) power. Information is given as of the dates noted in the footnotes below.

BENEFICIAL OWNERSHIP

Name of Beneficial Owner	Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Common Stock Outstanding
FMR LLC[1]	245 Summer Street Boston, MA 02210	21,885,705	8.99%
The Vanguard Group, Inc.[2]	100 Vanguard Blvd. Malvern, PA 19355	20,221,413	8.30%
BlackRock, Inc.[3]	55 East 52nd Street New York, NY 10022	16,164,375	6.60%
Wellington Management Group LLP[4]	280 Congress Street Boston, MA 02210	13,366,844	5.49%

(1) This information is based on the Schedule 13G/A filed with the Securities and Exchange Commission by FMR LLC on February 12, 2016, which reflects beneficial ownership as of December 31, 2015. FMR LLC reported that, in its capacity as a parent holding company, it had sole voting power with respect to 1,980,141 shares of our common stock, sole dispositive power with respect to 21,885,705 shares of our common stock, and shared voting and dispositive power with respect to none of our shares. The Schedule 13G/A includes shares beneficially owned by subsidiaries controlled by or through FMR LLC, Abigail P. Johnson, Director, Vice Chairman and Chief Executive Officer of FMR LLC, and/or members of the family of Abigail P. Johnson.

(2) This information is based on the Schedule 13G/A filed with the Securities and Exchange Commission by The Vanguard Group, Inc. on February 11, 2016, which reflects beneficial ownership as of December 31, 2015. The Vanguard Group, Inc. reported that, in its capacity as investment adviser, it had sole voting power with respect 448,338 shares of our common stock, shared voting power with respect to 23,400 shares of our common stock, sole dispositive power with respect to 19,746,875 shares of our common stock, and shared dispositive power with respect to 474,538 shares of our common stock.

(3) This information is based on the Schedule 13G/A filed with the Securities and Exchange Commission by BlackRock, Inc. on February 10, 2016, which reflects beneficial ownership as of December 31, 2015. BlackRock, Inc. reported that, in its capacity as the parent holding company or control person of the subsidiaries listed therein, it had sole voting power with respect to 14,108,811 shares of our common stock, sole dispositive power with respect to 16,164,375 shares of our common stock, and shared voting and dispositive power with respect to none of our shares.

(4) This information is based on the Schedule 13G filed with the Securities and Exchange Commission by Wellington Management Group LLP on February 11, 2016, which reflects beneficial ownership as of December 31, 2015. Wellington Management Group LLP reported that, in its capacity as an investment adviser, it had shared voting power with respect to 4,737,943 shares of our common stock, shared dispositive power with respect to 13,366,844 shares of our common stock, and sole voting and dispositive power with respect to none of our shares.

Section 16(a) — Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Securities Exchange Act of 1934, our directors, executive officers, and beneficial holders of more than 10% of our common stock are required to file with the Securities and Exchange Commission certain forms reporting their beneficial ownership of and transactions in our common stock. Based solely upon a review of those forms provided to us and any written representations that no other reports were required, we believe each of our directors and executive officers and 10% beneficial owners filed all required reports on a timely basis during the last fiscal year, except that due to administrative errors by the company two Form 4s, containing one transaction each, were not filed timely on behalf of Peter G. O'Donnell. Therefore, on February 9, 2016, a Form 4 was filed to report Mr. O'Donnell's grant of stock options on March 6, 2015 and the exercise of stock options on May 7, 2015.

ITEMS TO BE VOTED ON

Election of Directors
(Item 1 on the Proxy Card)

Our Board of Directors currently has 15 members. Two current members, A.S. (Pat) MacMillan, Jr. and William J. Ryan, will retire from the Board at the Annual Meeting. Accordingly, the Board has reduced the number of Board members to 13 effective as of the Annual Meeting. Prior to 2014, we had a classified Board with the directors equally divided among three classes and standing for election every third year for three-year terms of office. As of the Annual Meeting, the Board will be fully declassified and all nominees will stand for election to one-year terms of office.

Upon the recommendation of the Governance Committee, the Board of Directors has nominated Theodore H. Bunting, Jr., E. Michael Caulfield, Joseph J. Echevarria, Cynthia L. Egan, Pamela H. Godwin, Kevin T. Kabat, Timothy F. Keaney, Gloria C. Larson, Richard P. McKenney, Edward J. Muhl, Ronald P. O'Hanley, Francis J. Shammo and Thomas R. Watjen for election to one-year terms expiring at the 2017 Annual Meeting. Each nominee currently serves on the Board and has agreed to continue to serve if elected. The Board has no reason to believe that any nominee will be unable to serve if elected. However, if any nominee becomes unable or unwilling to serve before the Annual Meeting, proxies may be voted for another person nominated as a substitute by the Board, or the Board may reduce the number of directors. Information concerning these nominees is provided under the section titled "Director Nominees" beginning on page 12.

The Board of Directors unanimously recommends that you vote FOR the election of each of the nominees for director: Theodore H. Bunting, Jr., E. Michael Caulfield, Joseph J. Echevarria, Cynthia L. Egan, Pamela H. Godwin, Kevin T. Kabat, Timothy F. Keaney, Gloria C. Larson, Richard P. McKenney, Edward J. Muhl, Ronald P. O'Hanley, Francis J. Shammo and Thomas R. Watjen.

Advisory Vote to Approve Executive Compensation
(Item 2 on the Proxy Card)

As required by Section 14A of the Securities Exchange Act of 1934, we are asking you to approve an advisory resolution on the compensation of our named executive officers as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives you the opportunity to endorse or not endorse our 2015 executive compensation programs and policies for the named executive officers through the following resolution:

> RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K in the company's proxy statement for the 2016 Annual Meeting of Shareholders, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion.

For additional detail concerning the compensation of our named executive officers, please refer to the Compensation Discussion and Analysis beginning on page 35 and the compensation tables that follow.

Although your vote is not binding on the Board of Directors or the Human Capital Committee, the Human Capital Committee will review the voting results and seek to understand the factors that influenced the vote. As it did last year, the Human Capital Committee will consider constructive feedback obtained through this process in making future decisions about our executive compensation programs and policies.

We currently hold a say-on-pay vote every year. Therefore, shareholders will next have an opportunity to cast a say-on-pay vote in 2017.

The Board unanimously recommends that you vote FOR approval of named executive officer compensation, as provided in the resolution above.

Ratification of Appointment of Independent Registered Public Accounting Firm

(Item 3 on the Proxy Card)

The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm (independent auditor) retained to audit our financial statements. The Audit Committee has appointed Ernst & Young LLP as our independent auditor for 2016. The members of the Audit Committee and the Board believe that the continued retention of Ernst & Young LLP to serve as our independent auditor is in the best interests of the company and its shareholders.

The Board is seeking shareholder ratification of the appointment even though it is not legally required, as a matter of good corporate governance. If the appointment is not ratified, the Audit Committee will consider the shareholders' views in the future selection of the company's independent auditor.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. They will have the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

The Board unanimously recommends that you vote FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2016.

Independent Auditor Fees

The Audit Committee is responsible for the audit fee negotiations associated with the company's retention of Ernst & Young LLP. Aggregate fees billed for audit and other services rendered by Ernst & Young LLP for our fiscal years ended December 31, 2015 and 2014 are presented in the table below.

INDEPENDENT AUDITOR FEES

Types of Fees	2015	2014
Audit Fees	$7,727,000	$8,936,000
Audit-Related Fees	926,000	524,000
Tax Fees	155,000	-
All Other Fees	-	-
Total	$8,808,000	$9,460,000

Audit Fees. This category includes fees associated with the audit of our annual financial statements, the review of financial statements included in our Quarterly Reports on Form 10-Q, the audit of internal control over financial reporting, and services provided in connection with statutory and regulatory filings.

Audit-Related Fees. This category consists of fees for assurance and related services that are reasonably related to the performance of the audit or review of financial statements or internal control over financial reporting. These services principally include accounting consultations, control reviews, and audit-related services for our employee benefit plans.

Tax Fees. This category consists of fees for tax compliance and advisory services.

All Other Fees. This category consists of fees for services not included in any of the above categories.

Policy for Pre-Approval of Audit and Non-Audit Services

The Audit Committee has a policy requiring advance approval of all audit and permissible non-audit services performed by the independent auditor. Under this policy, the Audit Committee sets pre-approved limits for specifically defined audit and non-audit services. The Committee considers whether such services are consistent with SEC rules on auditor independence. Specific approval by the Committee is required if fees for any particular service or aggregate fees for services of a similar nature exceed the pre-approved limits. The Committee has delegated to its chair the authority to approve permitted services, and the chair must report any such decisions to the Committee at its next scheduled meeting.

Approval of the Unum European Holding Company Limited Savings-Related Share Option Scheme 2016
(Item 4 on the Proxy Card)

Unum European Holding Company Limited ("UEHCL") is incorporated in England and Wales, and is a wholly-owned, indirect subsidiary of the company. On February 23, 2016, the Human Capital Committee of the Board of Directors (for purposes of this section, the "Committee") adopted the Unum European Holding Company Limited Savings-Related Share Option Scheme 2016 (the "Plan") to be effective upon approval by our shareholders.

The basic principles of the Plan are similar to those of plans known in the United States as employee stock purchase plans.

As with the employee stock purchase plan available to certain of our employees in the United States, the Plan would enable eligible employees of UEHCL to purchase shares of our common stock at a 10% discounted price. Our shareholders previously approved a similar plan for these employees in 2011, but that plan will expire pursuant to its terms before options to purchase shares will next be granted in March 2017.

A summary of the Plan is set forth below. The summary is qualified in its entirety by reference to the full text of the Plan, which is included in this proxy statement as Appendix A.

Summary of the Plan

Purpose and Design

The purpose of the Plan is to permit an employee of UEHCL to acquire ownership of shares of Unum common stock at a discount of 10% to the closing quote on the New York Stock Exchange on the day the eligible employee is invited to participate in the Plan. The closing price of Unum common stock as of March 15, 2016 was $31.53. The Plan is solely a stock-based plan and no cash awards will be made.

Description of Material Terms and Conditions

Under the terms of the Plan, the board of directors of UEHCL may, from time to time, invite all eligible employees to apply for the grant of options. Each option represents a right to acquire shares of our common stock by purchase or subscription. The invitations will be made on identical terms to all eligible employees and will state the price at which the shares may be acquired on the exercise of the option. In applying for an option grant, the employee must specify an amount to be saved each month (via payroll deduction) and deposited into the employee's account with the bank selected by UEHCL as the savings institution for the Plan. Savings contributions will be made for three or five years, as specified in the invitations or as selected by the employee when applying for the option grant if given this choice in the invitations. A participating employee's monthly savings contributions must be not less than £10 and not more than the greater of £500 or the maximum permitted by law. At the end of the savings period, the participant may acquire the number of shares underlying the option at the acquisition price or elect to forego that purchase and retain the funds saved. A partially exercised option results in the lapse of the remainder of that option.

A total of 200,000 shares of our common stock have been reserved for issuance pursuant to the Plan. Shares which are already in issue when placed under option and any shares comprised in any option which has been exercised, shall be included for the purpose of calculating the number of shares under option as well as the number of shares available for placing under option. Any shares granted under an option that has lapsed without exercise shall be excluded for the purpose of calculating the number of shares under option as well as the number of shares available for placing under option.

Eligibility

A person is an eligible employee if he or she meets the criteria set forth in the Plan, primarily that the person has been an employee of UEHCL for at least six weeks as of the day prior to the issuance of invitations to participate and who is taxable as an employee under the Income Tax (Earnings and Pensions) Act of 2003 (English law). An option may be granted only to a person who is an eligible employee at the time of invitation and at the time of grant. Except as provided in the Plan, an option may be exercised only if the person seeking to acquire the shares is an eligible employee and the option will lapse if not exercised within six months after the first date on which the option may be exercised. The Plan includes provisions for the exercise or lapse of the option in certain events, including death, disability, redundancy, retirement, pregnancy, and the merger or termination of UEHCL or our company.

As of December 31, 2015, there were approximately 870 persons eligible to participate in the Plan.

Plan Administration

The Committee is the plan administrator and has sole discretion to make and vary such regulations (not being inconsistent with the Plan) for the implementation and administration of the Plan. The costs of establishing and administering the Plan will be borne by UEHCL.

Termination and Amendment

The Committee may at any time terminate the Plan. Unless previously terminated, the Plan will expire five years from the date it is approved by our shareholders. Upon any such termination, no further options may be granted but such termination shall be without prejudice to any accrued rights in existence as of the date of termination.

The terms and conditions of the Plan may be amended by the Committee or the Board of Directors of UEHCL, subject to certain restrictions.

Current Federal Income Tax Effects

None of the Plan participants are citizens of the United States and therefore are not expected to be subject to taxation under Federal income tax laws and regulations. UEHCL does not expect to take any deductions on its U.S. federal taxes with respect to activity under the Plan.

Benefits to Named Executive Officers

None of the named executive officers are eligible to participate in the Plan. The number of employees who will elect to participate and savings levels cannot be determined since they are subject to the conditions of participation being met and to individual choices to be made by each invitee electing to participate.

The Board unanimously recommends that you vote FOR the approval of the Unum European Holding Company Limited Savings-Related Share Option Scheme 2016.

ABOUT THE ANNUAL MEETING

Proxies

We are soliciting proxies on behalf of the Board of Directors in connection with the Annual Meeting. This means we are asking you to sign a proxy designating individuals (known as proxies) to vote on your behalf at the Annual Meeting and at any later meeting to which the Annual Meeting may be adjourned or postponed. By use of a proxy, you can vote whether or not you attend the Annual Meeting.

Because we are soliciting your proxy, we are required to send you either our proxy materials or a Notice of Internet Availability of proxy materials (described in the next section). Our proxy materials include this proxy statement and our annual report to shareholders, which contains audited consolidated financial statements for our fiscal year ended December 31, 2015. If you received a printed copy of our proxy materials by mail, you also received a proxy card or voting instruction form for the Annual Meeting.

Internet availability of proxy materials

We are furnishing proxy materials to our shareholders primarily over the Internet. In most cases, we are mailing only a brief Notice of Internet Availability of proxy materials, rather than a full set of printed materials. The Notice of Internet Availability contains instructions on how to access our proxy materials and vote online. It also includes instructions on how to request paper or email delivery of our proxy materials. If you previously chose to receive our proxy materials electronically, you will continue to receive access to these materials via email until you elect otherwise. Our proxy materials may also be viewed on our investor relations website under the "SEC Filings" header at www.investors.unum.com.

Attending the Annual Meeting in person

If you attend the Annual Meeting in person, you must present valid, government issued photo identification, such as a driver's license, and an admission ticket or proof of ownership of our shares as of the close of business on March 28, 2016, the record date. If you are a shareholder of record, your Notice of Internet Availability or the top half of your proxy card is your admission ticket. If you are a beneficial owner, you will need proof of ownership to enter the meeting. Examples of proof of ownership include your Notice of Internet Availability, a recent brokerage statement or letter from the holder of record (your broker, bank or other nominee) confirming your beneficial ownership on the record date. For your safety and that of other shareholders, we reserve the right to inspect all personal items prior to admission. If you arrive at the Annual Meeting without proper documentation or refuse to comply with our security procedures, you may not be admitted. Each shareholder may appoint only one proxy holder or representative to attend the Annual Meeting on his or her behalf and we reserve the right to restrict admission to a single individual representing a shareholder.

You are a "shareholder of record" if your shares are registered directly in your name with our registrar and transfer agent, Computershare Trust Company, N.A.

You are a "beneficial owner" if your shares are held through a broker, bank or other nominee (i.e., held in street name). In this case, the broker, bank or nominee is the shareholder of record.

Directions

Directions to the location of the Annual Meeting in Portland, Maine are provided in Appendix C and are also available on our website at www.unum.com/directions.

Webcast

A live webcast of the Annual Meeting will be available on our investor relations website at www.investors.unum.com. To register, access the webcast on the website and provide the information requested. The webcast will begin at 10:00 a.m. Eastern Daylight Time on Thursday, May 26, 2016, and will be archived on the website through June 9, 2016.

Persons entitled to vote at the Annual Meeting

Shareholders of record as of the close of business on March 28, 2016, the record date, are entitled to vote their shares at the Annual Meeting. There were approximately 237,733,530 shares of our common stock outstanding on the record date. Each of those shares is entitled to one vote on each item of business to be voted on at the Annual Meeting.

If you are a beneficial owner, you are not entitled to vote in person at the Annual Meeting without a legal proxy from the broker, bank or other nominee that is the shareholder of record of your shares. You must ask your broker, bank or other nominee to furnish you with the legal proxy before the Annual Meeting. You must then bring that document with you to the Annual Meeting and submit it with a signed ballot that will be provided to you there.

Voting items and Board recommendations; Vote required; Abstentions and broker non-votes

You may either vote for, against or abstain on each of the voting items to be acted on at the Annual Meeting. The table below summarizes, for each voting item, the voting recommendation of the Board of Directors, the vote threshold required for approval, and the effect of abstentions and broker non-votes (i.e., shares held in street name that cannot be voted on certain matters by the shareholder of record because the beneficial owner has not provided voting instructions).

VOTING ITEMS

Items to be Voted on	Board Voting Recommendation	Vote Required for Approval	Effect of Abstention	Effect of Broker Non-Vote
Item 1: Election of 13 directors for terms expiring in 2017	FOR each nominee	Majority of votes cast with respect to the nominee	No effect because not counted as vote cast	No effect because not counted as vote cast
Item 2: Advisory vote to approve executive compensation	FOR	Majority of shares represented and entitled to vote	Same effect as AGAINST because is entitled to vote	No effect because not entitled to vote
Item 3: Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2016	FOR	Majority of shares represented and entitled to vote	Same effect as AGAINST because is entitled to vote	Discretionary vote by broker
Item 4: Approval of the Unum European Holding Company Limited Savings-Related Share Option Scheme 2016	FOR	Majority of shares represented and entitled to vote	Same effect as AGAINST because is entitled to vote	No effect because not entitled to vote

Majority voting standard for election of directors

Our bylaws provide that, in an election of directors where the number of nominees does not exceed the number of directors to be elected (an "uncontested election"), each nominee must receive a majority of the votes cast with respect to that nominee to be elected as a director (i.e., the number of shares voted "for" a nominee must exceed the number voted "against" that nominee). If an incumbent director is not re-elected under this majority voting standard, the director must submit an irrevocable letter of resignation to the Board of Directors, which shall become effective upon acceptance by the Board. The Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. If the director submitting the resignation is a member of the Governance Committee, that director will not participate in the Governance Committee's recommendation to the Board. The Board will act on the Governance Committee's recommendation and publicly disclose its decision and rationale within 90 days from the date of the certification of the election results.

Voting your shares

If you are a shareholder of record, you may vote your shares using any of the following methods:

- **In person** – Attend the Annual Meeting and vote in person.

- **Mail** – If you received a paper copy of our proxy materials, mark, date and sign the proxy card and mail it to Proxy Services, c/o Computershare Investor Services, P.O. Box 43126, Providence, Rhode Island 02940-5138, using the accompanying pre-addressed, stamped envelope, so that it is received no later than the close of business on May 25, 2016.

- **Internet or telephone** – Visit www.envisionreports.com/unm to vote over the Internet or call toll free 1-800-652-VOTE (8683) to vote using a touchtone telephone, in either case no later than 2:00 a.m. Eastern Daylight Time, May 26, 2016. You will need the control number found on the Notice of Internet Availability or the proxy card.

For shareholders of record, votes submitted by mail, over the Internet or by telephone will be voted at the Annual Meeting by the proxies named in the proxy card in the manner you indicate. If you sign and return a proxy card without marking specific voting instructions, the proxies will vote your shares FOR each director nominee and FOR each other voting item, as recommended by the Board of Directors.

If you are a beneficial owner, please refer to the Notice of Internet Availability or voting instruction form provided to you by your broker, bank or other nominee for details on how to provide voting instructions to such person. If your broker, bank or other nominee does not receive voting instructions from you, whether your shares can be voted by such person depends on the type of item being considered for vote. The only item of business at the Annual Meeting for which your broker, bank or other nominee has discretion to vote your shares without your voting instructions is the ratification of the appointment of our independent registered public accounting firm (Item 3). Unless it receives your voting instructions, your broker, bank or other nominee will not have discretion to vote your shares (resulting in a "broker non-vote") on any other item of business at the Annual Meeting (Items 1 and 2 and 4), including the election of directors. To ensure that your shares are voted on each of the important matters being voted on at the Annual Meeting, we encourage you to provide instructions to your broker, bank or nominee on how to vote your shares. As noted above, beneficial owners may vote in person at the Annual Meeting only if they bring a legal proxy obtained from their broker, bank or other nominee.

Changing your vote and revoking your proxy

If you are a shareholder of record and wish to change your vote after submitting a proxy, you may revoke that proxy by submitting a new proxy (either by mailing a new proxy card or by providing new voting instructions over the Internet or by telephone, in each case by the deadlines under "Voting your shares" above), by giving written notice of revocation to our Corporate Secretary, or by attending the Annual Meeting and voting in person.

If you are a beneficial owner, you may revoke a previously submitted proxy by submitting new voting instructions in the manner specified by your broker, bank or other nominee. If you obtain a legal proxy from your broker, bank or other nominee, you may also revoke a previously submitted proxy by voting in person at the Annual Meeting and submitting it with a signed ballot that will be provided to you there.

Quorum

A quorum is required to transact business at the Annual Meeting and is reached if the holders of a majority of the shares issued and outstanding and entitled to vote at the meeting are present in person or represented by proxies. Abstentions, broker non-votes and signed but unmarked proxy cards will count for purposes of determining whether a quorum is present at the Annual Meeting.

Inspectors of election

Representatives of our transfer agent, Computershare Trust Company, N.A., will tabulate the votes and act as inspectors of the election.

Other business

We are not aware of any business to be conducted at the Annual Meeting, other than as described in this proxy statement. If you submit a proxy, the individuals named on the proxy card will use their own judgment to determine how to vote your shares on any business not described in this proxy statement that is properly brought before the Annual Meeting.

Voting results

We will report the final voting results of the Annual Meeting on a Form 8-K to be filed with the SEC within four business days after the Annual Meeting. The Form 8-K will be available on our investor relations website under the "SEC Filings" header at www.investors.unum.com or on the SEC's website at www.sec.gov.

ADDITIONAL INFORMATION

Cost of proxy solicitation

We pay the cost of soliciting proxies from our shareholders. Proxies are solicited by mail, and may also be solicited personally, electronically or by telephone by our directors, officers or employees, though none will receive additional compensation for doing this. We have retained Innisfree M&A Incorporated to assist in the solicitation of proxies for the Annual Meeting. We will pay Innisfree a fee of $20,000 and reasonable out-of-pocket expenses for its services. We also reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

Shareholder proposals and nominations for our 2017 Annual Meeting

If you intend to submit a proposal for inclusion in the proxy statement for our 2017 Annual Meeting pursuant to SEC Rule 14a-8, it must be received by the Corporate Secretary at our principal executive offices (at the address provided below) no later than the close of business on December 15, 2016. Submitting a shareholder proposal does not guarantee that we will include it in our proxy statement if the proposal does not satisfy the requirements of SEC Rule 14a-8.

We recently amended our bylaws to adopt a proxy access right permitting a shareholder, or a group of up to 20 shareholders, who has maintained continuous qualifying ownership of at least 3% of our outstanding shares of capital stock entitled to vote in the election of directors for at least three years to nominate and include in our proxy materials director nominees constituting up to the greater of 20% of the Board or two directors, provided that the shareholder(s) and the nominee(s) satisfy the requirements in our bylaws. Notice of proxy access director nominees must be received by the Corporate Secretary at our principal executive offices (at the address provided below) no earlier than November 15, 2016 and no later than the close of business on December 15, 2016.

Our bylaws also establish advance notice procedures with respect to proposals and director nominations submitted by a shareholder for presentation directly at an Annual Meeting, rather than for inclusion in our proxy statement. To be properly brought before our 2017 Annual Meeting, a notice of the proposal or nomination the shareholder wishes to present at the meeting other than pursuant to SEC Rule 14a-8 must be received by the Corporate Secretary at our principal executive offices (at the address provided below) no earlier than the close of business on January 26, 2017 and no later than the close of business on February 25, 2017. However, in the event that that the 2017 Annual Meeting is to be held on a date that is more than 30 days before or more than 70 days after May 26, 2017 (the anniversary date of this year's Annual Meeting), then such notice must be received not earlier than the close of business on the 120th day prior to the date of the 2017 Annual Meeting and not later than the close of business on the later of the 90th day prior to the date of the 2017 Annual Meeting or the 10th day following the day on which public announcement of the date of the 2017 Annual Meeting is first made.

All such proposals and director nominations must satisfy the requirements set forth in our bylaws, a copy of which is available on our investor relations website under the "Corporate Governance" header at www.investors.unum.com and may also be obtained at no cost from the Office of the Corporate Secretary. The chairman of the meeting may refuse to acknowledge or introduce any shareholder proposal or nomination if notice thereof is not received within the applicable deadlines or does not comply with the bylaws. If a shareholder fails to meet these deadlines, the persons named as proxies will be allowed to use their discretionary voting authority to vote on any such proposal or nomination as they determine appropriate if and when the matter is raised at the Annual Meeting.

Communications with the Board of Directors

Shareholders and interested parties may communicate with our Chairman of the Board, Lead Independent Director, or any other director by contacting the Office of the Corporate Secretary as described below.

In accordance with a process approved by our Board of Directors, the Corporate Secretary reviews all correspondence received by the company and addressed to non-management directors. A log and copies of the correspondence are provided to the Chairman or Lead Independent Director, who determines whether further distribution is appropriate and to whom it should be sent. Any director may at any time review this log and request copies of correspondence. Concerns relating to accounting, internal controls or auditing matters are promptly brought to the attention of our internal auditors and handled in accordance with procedures established by the Audit Committee. Copies of correspondence relating to corporate governance matters are also provided to the chair of the Governance Committee.

The Board has instructed that certain items unrelated to the duties and responsibilities of the Board be excluded from the process, including mass mailings, resumes and other forms of job inquiries, surveys, business solicitations or advertisements, and matters related to claims or employment.

Eliminating duplicate proxy materials

A single proxy statement and annual report to shareholders, along with individual proxy cards, or individual Notices of Internet Availability will be delivered in one envelope to multiple shareholders having the same last name and address and to shareholders with multiple accounts registered at our transfer agent with the same address, unless contrary instructions have been received from an affected shareholder. This is known as "householding" and it enables us to reduce the costs and environmental impact of the Annual Meeting. We will deliver promptly upon written or oral request a separate copy of the proxy statement, annual report to shareholders or Notice of Internet Availability to any shareholder residing at a shared address to which only one copy was delivered. If you are a shareholder of record and would like to receive separate copies of our proxy materials, whether for this year or future years, please contact Computershare Investor Services by calling toll-free 800-446-2617 or by writing to them at P.O. Box 43069, Providence, Rhode Island 02940-3069. The same phone number and address may be used to request delivery of a single copy of our proxy materials if you share an address with another shareholder and are receiving multiple copies. If you are a beneficial owner, you should contact your broker, bank or other nominee.

Contacting the Office of the Corporate Secretary

You may contact the Office of the Corporate Secretary by calling toll-free 800-718-8824 or by writing to:

Office of the Corporate Secretary
Unum Group
1 Fountain Square
Chattanooga, Tennessee 37402

Principal executive offices

Our principal executive offices are located at 1 Fountain Square, Chattanooga, Tennessee 37402. Our main telephone number is 423-294-1011.

Annual Report on Form 10-K

Upon request, we will provide to you by mail a free copy of our Annual Report on Form 10-K (including financial statements and financial statement schedules) for the fiscal year ended December 31, 2015. Please direct your request to the Office of the Secretary at the address provided above. The Annual Report on Form 10-K may also be accessed on our investor relations website under the "SEC Filings" header at www.investors.unum.com or on the SEC's website at www.sec.gov.

Incorporation by reference

To the extent that this proxy statement has been or will be specifically incorporated by reference into any of our other filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this proxy statement entitled "Report of the Audit Committee" (to the extent permitted by the rules of the SEC) and "Report of the Human Capital Committee" shall not be deemed to be so incorporated, unless specifically provided otherwise in such filing.

APPENDIX A

Rules

of the

UNUM EUROPEAN HOLDING COMPANY LIMITED SAVINGS-RELATED SHARE OPTION SCHEME 2016

(Established by Unum Group on [   ] 2016)

HM Revenue & Customs reference: [   ]

Contents

1.   Definitions and Interpretation

In this Scheme, the following words and expressions shall, where the context so permits, have the following meanings:

"Acquisition Price"   means the price at which each Share subject to an Option may be acquired on the exercise of that Option, being (subject to Rule 10) the higher of:

> (a) ninety per cent (90%) of the Market Value of a Share on the day preceding the date that the invitation to apply for that Option was issued pursuant to Rule 2; or
> (b) if Shares are to be subscribed for, the nominal value of a Share;

"Appropriate Period"   means the applicable period prescribed in paragraph 38 of Schedule 3;

"Associated Company"   has the meaning it bears in paragraph 47 of Schedule 3;

"Auditors"   means the auditors for the time being of Unum Group (acting as experts and not as arbitrators);

"Bonus"   means any sum payable by way of bonus under a Savings Contract being the additional payment made by the nominated Savings Authority when repaying contributions under a Savings Contract and:

> (a) "Three Year Bonus" shall mean the Bonus payable under a Three Year Savings Contract; and
> (b) "Five Year Bonus" shall mean the Bonus payable on the first date on which a Bonus is payable under a Five Year Savings Contract;

"Bonus Date"   means the earliest date on which the relevant Bonus is payable;

"Constituent Company"   means Unum Group and any other company which is for the time being nominated by the board of Unum Group to be a Constituent Company being:

> (a) a company of which Unum Group has Control; or
> (b) a jointly owned company which:
> > (i) is not under the Control of any single person; and
> > (ii) is under the joint Control of the Unum Group and one other person; and
> > (iii) is not a participating company in any savings-related share option scheme established by any other company and approved by HMRC under Schedule 3; or
> (c) a company which is under the Control of a jointly owned company which satisfies the conditions in paragraph (b) above and which itself satisfies the condition in sub-paragraph (iii) thereof provided that if any company which has been nominated as a Constituent Company by virtue of satisfying the conditions in

paragraphs (b) or (c) above shall cease to satisfy any of those conditions (unless as a consequence of such cessation it becomes under the Control of Unum Group) it shall forthwith cease to be a Constituent Company;

"Control"   has the meaning given by section 719 of ITEPA;

"Date of Grant"   means, in relation to any Option, the date on which the Option is, was or is to be granted;

"Dealing Day"   means any weekday (excluding Saturday) which is not a statutory, public or bank holiday in either the United Kingdom or the United States of America;

"Eligible Employee"   means:

    (a) any employee of any Constituent Company, or

    (b) any director of any Constituent Company who devotes to his duties 25 hours or more per week (excluding meal breaks),
in each case who:

        (i) had on the day preceding the date of issue of the relevant invitations pursuant to Rule 2.1 been such an employee or director for 6 weeks or more, and;

        (ii) is chargeable to tax in respect of his office or employment under section 15 of ITEPA; or

    (c) any other director or employee of any Constituent Company whom the board of Unum European Holding Company Limited may in its discretion and from time to time select;

"HMRC"   means Her Majesty's Revenue & Customs;

"ITEPA"   means the Income Tax (Earnings and Pensions) Act 2003;

"Key Feature"   means a provision of this Scheme which is necessary in order to meet the requirements of Schedule 3;

"Market Value"   means in relation to a Share:

    (a) if the Shares are not listed on the New York Stock Exchange or other recognized stock exchange (within the meaning of section 1005 of the Income Tax Act 2007), the market value as determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992 and agreed in advance for the purposes of this Scheme with HMRC Shares and Assets Valuation; or

    (b) if the Shares are listed on the New York Stock Exchange or other recognised investment or stock exchange, the closing market quotation of the New York Stock Exchange, as reported in the

Wall Street Journal, for the Dealing Day preceding the relevant date of invitation to apply for the Option to acquire such Shares issued pursuant to Rule 2;

"Maximum Contribution" means the maximum permitted aggregate Monthly Contribution which may be made under all Savings Contracts linked to Options granted to a participant under this Scheme or any other savings-related share option scheme notified to HMRC under Schedule 3, being the lesser of:

(a) £500 per month (or, if greater, the maximum amount specified in paragraph 25(3)(a) of Schedule 3); and

(b) such other maximum as may be determined from time to time by the board of Unum European Holding Company Limited;

"Monthly Contribution" means the monthly savings contribution (being a multiple of £1 and no less than £10) agreed to be paid by an Optionholder under his Savings Contract;

"Option" means a right to acquire Shares by purchase or subscription granted (whether by Unum European Holding Company Limited or a third party) pursuant to this Scheme;

"Optionholder" means an Eligible Employee to whom an Option has been granted under this Scheme, or his personal representatives;

"Option Certificate" means a certificate issued to an Optionholder in respect of any Option;

"Personal Data" means any personal information which could identify an Optionholder, including but not limited to, the Optionholder's date of birth, home address, telephone number, e-mail address or National Insurance number;

"Savings Authority" means the building society, bank or Department of National Savings recognised by the board of Unum European Holding Company Limited from time to time for the purpose of receiving Monthly Contributions under Savings Contracts;

"Savings Contract" means a contract under a certified SAYE savings arrangement (within the meaning of section 703 of the Income Tax (Trading and Other Income) Act 2005) approved by HMRC for the purpose of Schedule 3 and "Three Year Savings Contract" and "Five Year Savings Contract" shall be construed accordingly;

"Schedule 3" means Schedule 3 to ITEPA;

"this Scheme" means the Unum European Holding Company Limited Savings-Related Share Option Scheme 2016 constituted and governed by these Rules, as from time to time amended;

"Share"	means common stock in the capital of Unum Group which satisfies the conditions specified in paragraphs 18 to 22 inclusive of Schedule 3;
"Subsisting Option"	means an Option which has neither lapsed nor been exercised; and
"Unum Group"	means Unum Group, a Delaware general business corporation whose principal executive offices are at 1 Fountain Square, Chattanooga, Tennessee 37402, United States of America, and including any delegates of Unum Group as may be set forth in this Scheme.

References to any statutory provision are to that provision as amended or re-enacted from time to time, and, unless the context otherwise requires, words in the singular shall include the plural and vice versa and words importing the masculine shall include the feminine and vice versa.

2.   Invitations to Apply for Options

2.1   The board of Unum European Holding Company Limited may, if in their absolute discretion they think fit, invite all Eligible Employees to apply for the grant of Options. Such invitations shall be made on identical terms to all Eligible Employees at such times as the board of Unum European Holding Company Limited shall direct.

2.2   Invitations shall be made in writing and shall include details of the following matters which shall be determined by the board of Unum European Holding Company Limited in accordance with any resolution or other actions by the Human Capital Committee of Unum Group:

(a) the Acquisition Price at which each Share may be acquired on the exercise of an Option granted in response to the application;

(b) the latest date by which applications must be received, being neither earlier than 14 days nor later than 21 days after the date of the invitations;

(c) the Maximum Contribution; and

(d) whether the applicable Savings Contract is:

(i)   a Three Year Savings Contract;

(ii) a Five Year Savings Contract; or

(iii) either a Three Year Savings Contract or a Five Year Savings Contract, as the applicant shall select.

(e) whether or not the Shares may be subject to any restrictions (as defined in paragraph 48(3) of Schedule 3) and if they are, the details of the restrictions.

2.3   Each invitation shall be accompanied by:

(a) a proposal form for a Savings Contract; and

(b) an application form.

2.4   An application form shall be in such form as the board of Unum European Holding Company Limited may from time to time prescribe save that it must provide for the applicant to state:

(a) the Monthly Contribution (being a multiple of £1 and not less than £10) which he wishes to make under the related Savings Contract;

(b) that his proposed Monthly Contribution (when taken together with any Monthly Contribution he makes under any other Savings Contract linked to an Option granted to him under this Scheme or any other savings-related share option scheme approved by HMRC under Schedule 3) will not exceed the Maximum Contribution specified in the invitation; and

(c) if the board of Unum European Holding Company Limited has determined that an applicant may select either a Three Year Savings Contract or a Five Year Savings Contract, his selection in that respect.

2.5 Each application shall provide that, in the event of scaling down in accordance with Rule 3, the board of Unum European Holding Company Limited is authorised by the applicant to modify his application to apply such scaling down.

2.6 Each application shall be deemed to be for an Option over the largest whole number of Shares as can be acquired at the Acquisition Price with the expected repayment under the related Savings Contract at the appropriate Bonus Date.

3. SCALING DOWN

3.1 To the extent that valid applications are received in excess of any maximum number of Shares which may be determined by the board of Unum Group or, in the absence of any such determination after the effective date of this Scheme, the limit in Rule 5, including any reductions provided for therein, the board of Unum European Holding Company Limited shall scale down applications to the extent necessary in one of the following ways as may be determined by it in its discretion:

(a) in the event that the applicable Savings Contracts are Five Year Savings Contracts or applicants are permitted to select Five Year Savings Contracts:
(i) by treating all Five Year Savings Contracts as Three Year Savings Contracts; and then so far as necessary
(ii) first by reducing pro rata the proposed monthly contributions in excess of £10 and then, so far as necessary selecting by lot;

or

(b) alternatively, by reducing pro rata the proposed Monthly Contributions in excess of £10 and then, so far as necessary, selecting by lot.

3.2 Each application shall be deemed to have been modified or withdrawn in accordance with the application of the foregoing provisions and the board of Unum European Holding Company Limited shall complete each Savings Contract proposal form to apply any reduction in Monthly Contributions resulting therefrom.

4. GRANT OF OPTIONS

4.1 No later than 30 days (or 42 days in the event that applications are scaled down under Rule 3) after the day by reference to which the Acquisition Price was fixed, the board of Unum European Holding Company Limited shall grant to each applicant who is still at the Date of Grant an Eligible Employee and is not precluded from participation in this Scheme by virtue of paragraphs 10 or 11 of Schedule 3 an Option over the number of Shares for which, pursuant to Rule 2.6 and subject to Rule 3 he is deemed to have applied.

4.2 As soon as is practicable after having granted an Option to an Eligible Employee the board of Unum European Holding Company Limited shall issue to him an Option Certificate in respect of such Option.

4.3 The Option Certificate shall be in such form, not inconsistent with these Rules, as the board of Unum European Holding Company Limited shall determine from time to time and shall state:

(a) the Date of Grant of the Option; and
(b) the Acquisition Price payable for each Share under the Option.

4.4 Subject to the right of an Optionholder's personal representatives to exercise an Option as provided in Rule 6.4, every Option shall be personal to the Eligible Employee to whom it is granted and shall not be capable of being transferred, assigned or charged. Any purported transfer, assignment or charge shall cause the Option to lapse forthwith. Each Option Certificate shall carry a statement to this effect.

5. SCHEME LIMITS

5.1 The maximum number of Shares which may be allocated for subscription or purchase under this Scheme shall not exceed 200,000 Shares of Unum Group's issued common stock, as adjusted pursuant to Rule 10 below, if applicable.

5.2 For the purpose of the limit contained in Rule 5.1:

(a) any Shares which are already in issue when placed under Option; and
(b) any Shares comprised in any Option which is exercised,

shall be included for the purpose of calculating the number of Shares under option as well as the number of Shares available for placing under Option. For the avoidance of doubt, any Shares granted under an option that has lapsed without exercise (in whole or in part) shall be excluded for the purpose of calculating the number of Shares under Option as well as the number of Shares available for placing under Option, for the purpose of the limit contained in Rule 5.1.

5.3 No Option shall be granted to an Eligible Employee if the Monthly Contribution under the related Savings Contract would, when added to the Monthly Contributions then being made under any other Savings Contract, exceed the maximum specified in paragraph 25 of Schedule 3.

6. RIGHTS OF EXERCISE OF OPTIONS

6.1 Save as provided

(a) in Rules 6.4, 6.5 and 6.7, and subject to Rule 7 an Option may be exercised only during the period commencing with the Bonus Date under the related Savings Contract; and
(b) in Rules 6.4(a) and (b), an Option may not be exercised after the expiry of the period of six months following the relevant Bonus Date.

6.2 Save as provided in Rules 6.4 and 6.5, an Option may only be exercised by an Optionholder while he is a director or employee of a Constituent Company or an Associated Company of a Constituent Company.

6.3 An Option may be exercised by the personal representatives of a deceased Optionholder:

(a) during the period of one year following the date of the Optionholder's death if such death occurs before the Bonus Date; or

(b) during the period of one year following the Bonus Date if the Optionholder's death occurs within the period of six months after the Bonus Date.

6.5   If an Optionholder ceases to be an Eligible Employee by reason of:

(a) injury or disability (evidenced to the satisfaction of Unum European Holding Company Limited); or

(b) redundancy (within the meaning of the Employment Rights Act 1996 or Employment Rights (Northern Ireland) Order 1996; or

(c) retirement; or

(d) a service provision charge or the transfer of the business, undertaking or part-undertaking in which the Optionholder is employed to a person other than a Constituent Company; or

(e) the company by which the Optionholder is employed ceasing to be under the Control of Unum Group; or

(f) the circumstances described in paragraph 34(2)(d) of Schedule 3; or

(g) provided more than three years have elapsed since the relevant Date of Grant:

    (i) early retirement by agreement with his employer; or

    (ii) pregnancy, and for the purposes of this Scheme, a woman who leaves employment due to pregnancy or confinement will be regarded as having left such employment on the earlier of the date she notifies the relevant Constituent Company of her intention not to return and the last day of the 52 week period of maternity leave; or

    (iii) where an individual gives notification that they will not be returning from parental leave (within the meaning of the Employment Relations Act 1999),

the Option may be exercised within the period of six months following such cessation provided that if at a Bonus Date an Optionholder has ceased to hold any office or employment with a Constituent Company but holds an office or employment within an Associated Company or a company under the Control of Unum Group he may exercise an Option within six months of that Bonus Date.

6.6   An Option shall lapse on the occurrence of the earliest of the following:

(a) subject to Rule 6.6(b), the expiry of the period of six months following the Bonus Date; or

(b) where the Optionholder has died, the expiry of the period during which the Option may be exercised in accordance with Rules 6.4(a) or (b); or

(c) subject to Rule 9, the expiry of any of the applicable periods specified in Rules 6.4 and 6.5 and Rules 8.1, 8.2 and 8.3 but where an Optionholder dies while time is running under Rule 6.5, the Option shall not lapse until the expiry of the relevant period in Rule 6.4(a) or (b); or

(d) the date on which an Optionholder ceases to be a director or employee of any Constituent Company or any Associated Company of Unum Group for any reason other than his death or those specified in Rule 6.5; or

(e) the date which is six months after the date on which a resolution is passed by either or both of Unum Group or Unum European Holding Company Limited, or an order is made by an appropriate court having jurisdiction over Unum Group or Unum European Holding Company Limited, or both, as the case may be (a "Court"), for the compulsory winding up of either or both of Unum Group or Unum European Holding Company Limited; or

(f) the date on which the Optionholder becomes bankrupt or does or omits to do anything as a result of which he is deprived of the legal or beneficial ownership of the Option.

6.7   For the avoidance of doubt, if an Optionholder continues to be employed by a Constituent Company after the date on which he reaches the Specified Age, he may exercise an Option within six months following that date.

7.   EXERCISE OF OPTIONS

7.1   No Option may be exercised at any time when the Shares which may thereby be acquired do not satisfy the conditions specified in paragraph 18 to 22 of Schedule 3.

7.2   An Option may only be exercised with monies not exceeding the amount of repayment (including any Bonus or interest) made under the related Saving Contract. For this purpose, repayment under the Savings Contract shall exclude the repayment of any Monthly Contribution the due date for payment of which falls more than one month after the date on which repayment is made.

7.3   Save as otherwise provided in this Scheme, an Option shall be exercisable in whole or in part by notice in writing (in the form prescribed by Unum European Holding Company Limited) given by the Optionholder (or his personal representatives, as the case may be) to Unum European Holding Company Limited. The notice of exercise of the Option shall be accompanied by the relevant Option Certificate and a remittance for the aggregate of the Acquisition Prices payable.

7.4   Within 30 days of receipt of a notice of exercise, the Option Certificate and the appropriate remittance, the board of Unum European Holding Company Limited shall procure the allotment or procure the transfer of the Shares in respect of which the Option has been validly exercised and shall issue a definitive certificate in respect of the Shares allotted or transferred unless the board of Unum European Holding Company Limited considers that such allotment or transfer would not be lawful in the relevant jurisdiction.

7.5   Shares allotted under this Scheme shall rank pari passu in all respects with the Shares of the same class for the time being in issue save as regards any rights attaching to such Shares by reference to a record date prior to the date of allotment and, in the case of a transfer of existing Shares, the transferee shall not acquire any rights attaching to such Shares by reference to a record date prior to the date of such transfer.

7.6   When an Option is exercised only in part, it shall lapse to the extent of the unexercised balance.

7.7   If and so long as the Shares are listed on The New York Stock Exchange, Unum Group shall apply to The New York Stock Exchange for any Shares allotted under this Scheme to be listed on the New York Stock Exchange.

8.   TAKEOVERS AND LIQUIDATIONS

8.1   If any person obtains Control of Unum Group as a result of making:

(a)   a general offer to acquire the whole of the issued common stock of Unum Group which is made on a condition such that it is satisfied the person making the offer will have Control of the company for which it made the general offer; or

(b)   a general offer to acquire all the shares in Unum Group which are of the same class as the Shares,

then any Subsisting Option may be exercised within six months of the time when the person making the offer has obtained Control of Unum Group and any condition subject to which the offer is made has been satisfied. For the purposes of this Rule 8.1 a person shall be deemed to have obtained Control of Unum Group if he and others acting in concert with him have together obtained Control of it.

8.2   In Rule 8.1, references to the issued common stock of Unum Group does not include any common stock already held by the person making the offer or a person connected with that person and references to shares in the Unum Group does not include any shares in the Unum Group already held by the person making the offer or a person connected with that person. It does not matter, for the purposes of Rule 8.1 if the general offer is made to different persons by different means.

8.3   If, under section 899 of the Companies Act 2006 or relevant equivalent legislation in the United States of America, a Court sanctions a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction of Unum Group or its amalgamation with any other company or companies, any Subsisting Option may be exercised upon a Court sanctioning such compromise or arrangement, or within six months of a Court sanctioning such compromise or arrangement.

8.4   If any person becomes bound or entitled to acquire Shares in Unum Group under sections 979 to 982 or 983 to 985 of the Companies Act 2006 or relevant equivalent legislation in the United States of America any Subsisting Option may be exercised at any time when that person remains so bound or entitled.

8.5   If a Foreign Company Reorganisation is effected which is applicable to or affects:

(a)   all the issued common stock of Unum Group or all the shares of the same class as the Shares; or
(b)   all the shares, or all the shares of that same class, which are held by a class of shareholders identified other than by reference to their employments or directorships or their participation in a Schedule 3 SAYE option scheme (as defined in Paragraph 40A of Schedule 3);

then any Subsisting Option may be exercised within six months of the date on which the Foreign Company Reorganisation becomes binding on the shareholders or stockholders covered by it.

8.6   For the purposes of Rule 8.4, a Foreign Company Reorganisation is an arrangement made in relation to a company under the law of a territory outside the United Kingdom:

(a)   which gives effect to a reorganisation of the company's share capital by the consolidation of shares of different classes, or by the division of shares into shares of different classes or by both of these methods; and
(b)   which is approved by a resolution of the members of the relevant company in circumstances where the members voting in favour of approving the arrangement represent more than 50% of the total voting rights of all the members having the right to vote on the issue.

8.7   If Unum Group passes a resolution for voluntary winding up, any Subsisting Option may be exercised within six months of the passing of the resolution.

8.8   If a change of Control occurs in the circumstances described in Rule 8.1 or as a result of an event specified in Rule 8.3, 8.4 or 8.5 and, as a result of the change of Control, Shares will no longer satisfy the requirements of Part 4 of Schedule 3, Options may be exercised with the period of 20 days following the change of Control. If the Option is not exercised, the Option will lapse on the expiry of 20 days following the change of Control.

8.9   If the board of Unum Group reasonably expects an event as described in either of Rules 8.1, 8.3, 8.4 or 8.5 to occur, it may make arrangements permitting Options to be exercised for a period of 20 days ending with that event. If an Option is exercised under this Rule, it will be treated as having been exercised in accordance with either Rule 8.1, 8.3, 8.4 or 8.5, as appropriate. If the board of Unum Group makes arrangements for the exercise of Options under this Rule 8.9 in respect of an event, then unless the board determines otherwise any Option not exercised in accordance with those arrangements will lapse on the date of the relevant event, and if the relevant event does not occur within 20 days of the date of purported exercise, the Option shall be treated as not having been exercised.

9. EXCHANGE OF OPTIONS ON A TAKEOVER

9.1 Notwithstanding the provisions of Rule 8, if any company ("the Acquiring Company") obtains Control of Unum Group or becomes bound or entitled to acquire shares in Unum Group within any of the sets of circumstances specified in Rules 8.1, 8.3, 8.4 and 8.5, any Optionholder may at any time within the Appropriate Period, by agreement with the Acquiring Company, release each Subsisting Option ("the Old Option") in consideration of the grant to him of a new Option ("the New Option") which satisfies the conditions that it:

(a) is over shares in the Acquiring Company or some other company falling within paragraph 39(2)(b) of Schedule 3, which satisfy the conditions specified in paragraphs 18 to 22 inclusive of Schedule 3;

(b) is a right to acquire such number of such shares as has on acquisition of the New Option an aggregate market value equal to the aggregate market value of the Shares subject to the Old Option immediately before its release;

(c) has an Acquisition Price per share such that the aggregate price payable on the complete exercise of the New Option equals the aggregate price which would have been payable on complete exercise of the Old Option; and

(d) is otherwise identical in terms to the Old Option.

Where any New Options are granted pursuant to this Rule 9.1 they shall be regarded for the purposes of the subsequent application of the provisions of this Scheme as having been granted at the time when the corresponding Old Options were granted and, with effect from the date on which the New Options are granted, Rules 6, 7, 8, 9, 10, 14.2, 14.3, 14.4 and 14.5 (and, in relation to expressions used in those Rules, Rule 1) of this Scheme shall, in relation to the New Options, be construed as if references to Unum Group and to the Shares were references to the Acquiring Company and to shares in the Acquiring Company or, as the case may be, to the other company to whose shares the New Options relate and to the shares in that other company, but references to Constituent Company shall continue to be construed as defined herein.

9.2 For the purpose of Rule 9.1(b), the relevant market values shall be determined using a methodology agreed with HM Revenue & Customs, and without reference to any restrictions (as defined in paragraph 48(3) of Schedule 3) to which the relevant Shares may be subject.

9.3 As soon as practicable after having granted the New Option in accordance with the provisions of Rule 9.1 the Acquiring Company shall issue an Option Certificate in respect of such Option or shall procure that such an Option Certificate is issued. The Option Certificate shall state:

(a) the date on which the Old Option (which has been released in consideration of the grant of the New Option) was granted;

(b) the number and class of shares subject to the New Option;

(c) the Acquisition Price payable for each share under the New Option;

(d) the last date on which a notice exercising the New Option can be given,

and subject as aforesaid shall be issued in such form and manner as the board of Unum European Holding Company Limited may from time to time prescribe.

9.3   Unum Group will remain the scheme organizer (as defined in paragraph 2(2) of Schedule 3) following the release of the Old Options and the grant of any New Options.

9.4   Where in accordance with Rule 9.1 Subsisting Options are released and New Options granted, the New Option shall not be exercisable in accordance with Rules 8.1 to 8.5 by virtue of the event by reason of which the New Options were granted.

10. VARIATION OF SHARE CAPITAL

10.1 In the event of any capitalisation, consolidation, sub-division, reorganization or reduction of the share capital of Unum Group and in respect of any discount element in any rights issue or any other variation in the share capital of Unum Group:

(a) the number and description (but not the class) of Shares or other securities comprised in an Option;
(b) their Acquisition Price; and
(c) where an Option has been exercised but no Shares have been allotted or transferred in satisfaction of such exercise, the number and description (but not the class) of Shares or other securities to be so allotted or transferred and their Acquisition Price,

shall be varied in such manner as the board of Unum Group determines to be appropriate and (save in the event of a capitalisation) the Auditors shall confirm in writing to be in their opinion fair and reasonable, provided:

(d) that no variation shall be made which would result in the Acquisition Price for an allotted Share being less than its nominal value;
(e) that the total Market Value of Shares is subject to the Option is substantially the same immediately after the variation or variations as it was immediately before the variation or variations;
(f) that the total Acquisition Price immediately after the variation or variations is substantially the same as it was immediately before the variation or variations;
(g) the aggregate amount payable on the exercise of an Option in full is neither materially changed nor is increased beyond the expected repayment under the Savings Contract at the appropriate Bonus Date; and
(h) following the adjustment the Shares continue to satisfy the conditions specified in paragraphs 18 to 22 of Schedule 3.

10.2 The board of Unum Group may take such steps as it may consider necessary to notify Optionholders of any adjustments made under Rule 10.1 and to call in, cancel, endorse, issue or re-issue any Option Certificate consequent upon such adjustment.

11. ADMINISTRATION

11.1 The board of Unum Group shall have power from time to time

(a) to make and vary such regulations (not being inconsistent with this Scheme) for the implementation and administration of this Scheme as they think fit; and

(b) to delegate some or all of its powers to a Committee consisting of not less than one person including a 'direct delegate' or an 'indirect delegate.' A direct delegate for these purposes is the Human Capital Committee of Unum Group and an indirect delegate for these purposes is the CEO, or the Senior Vice President of Human Resources of Unum Group.

11.2 The decision of the board of Unum Group shall be final and binding in all matters relating to this Scheme (other than in the case of matters to be determined or confirmed by the Auditors in accordance with this Scheme).

11.3 The costs of establishing and administering this Scheme shall be borne by Unum European Holding Company Limited.

11.4 Neither Unum Group nor Unum European Holding Company Limited shall be obliged to provide Eligible Employees or Optionholders with copies of any notices circulars or other documents sent to stockholders of Unum Group.

12. DATA PROTECTION

By accepting the grant of an Option, each Optionholder agrees and consents to:

(a) the collection, use and processing by Unum Group, Unum European Holding Company Limited, any other Constituent Company and any administrator of the Scheme of Personal Data relating to the Optionholder, for all purposes reasonably connected with the administration of this Scheme and the subsequent registration of the Optionholder or any other person as a holder of Shares acquired pursuant to the exercise of an Option;

(b) Unum Group, Unum European Holding Company Limited, any other Constituent Company and any administrator of the Scheme transferring Personal Data to or between any such persons for all purposes reasonably connected with the administration of the Scheme;

(c) the use of such Personal Data by any such person for such purposes; and

(d) the transfer to and retention of such Personal Data by any third party for such purposes.

13. AMENDMENTS

13.1 The Rules may be amended in any respect by resolution of the board of Unum Group provided that:

(a) where any alteration is to the material advantage of Eligible Employees or Optionholders or would increase the limit specified in Rule 5.1, it will not be effective without the prior approval of Unum Group in general meeting;

(b) where any amendment would abrogate or adversely affect the subsisting rights of Optionholders it will not be effective unless such amendment is approved by the board of Unum Group; and

(c) where there is an amendment to a Key Feature, the board of Unum Group must comply, or procure that Unum European Holding Company Limited complies, with the requirement of paragraph 40B(6) of Schedule 3 to make a declaration in the annual return to HMRC for the relevant tax year that the requirements of Parts 2 to 7 of Schedule 3 are met in relation to this Scheme.

except that any amendment or addition which the board of Unum Group consider necessary or desirable in order to:

(a) benefit the administration of this Scheme; or

(b) comply with or take account of the provisions or any proposed or existing legislation; or

(c) take account of any of the events mentioned in Rule 10; or

(d) obtain or maintain favourable tax or regulatory treatment (by, from or with respect to any taxing or revenue authority) for Unum Group, Unum European Holding Company Limited or any other Constituent Company or any Optionholder,

may be made by resolution of the board of Unum Group, or if authorised by the board of Unum Group, of the board of Unum European Holding Company Limited, provided that such amendments or additions do not affect a Key Feature of this Scheme. In any instance in this Section 13.2 in which the consent of the Board of Directors of Unum Group is required, its Human Resources Committee, comprised of independent directors of the Board of Directors Unum Group, shall have the authority and/or responsibility to act or refrain from any action assigned under these Rules to the Board of Directors of Unum Group in accordance with action of such Board of Directors granting such authority.

13.3 Written notice of any material amendments to this Scheme, meaning for purposes of this Rule 13 any amendment to a Key Feature, shall be given to all Optionholders by Unum European Holding Company Limited within a reasonable time after any such amendment is approved.

14. GENERAL

14.1 This Scheme shall commence upon the later of the date of approval by Unum Group in a general meeting and the date of its adoption by the board of Unum Group and shall (unless previously terminated by a resolution of the board of Unum Group) terminate upon the expiry of the period of 5 years from such date. Upon termination (howsoever occurring) no further Options may be granted but such termination shall be without prejudice to any accrued rights in existence at the date thereof.

14.2 Unum Group will at all times keep available sufficient authorised and unissued Shares, or shall ensure that sufficient Shares will be available, to satisfy the exercise to the full extent still possible of all Subsisting Options, taking account of any other obligations of Unum Group to issue Shares.

14.3 Notwithstanding any other provisions of this Scheme:

(a) this Scheme shall not form part of any contract of employment or agreement for service or services between any Constituent Company and any employee or officer of any such company and the rights and obligations of any individual under the terms of his office or employment with any Constituent Company shall not be affected by his participation in this Scheme or any right which he may have to participate in it and this Scheme shall afford such an individual no additional rights to compensation or damages in consequence of the termination of such office or employment for any reason whatsoever;

(b) this Scheme shall not confer on any person any legal or equitable rights (other than those constituting the Options themselves) against any Constituent Company directly or indirectly, or give rise to any cause of action at law or in equity against any Constituent Company; and

(c) no Optionholder shall be entitled to any compensation or damages for any loss or potential loss which he may suffer by reason of being unable to exercise an Option in consequence of the loss or termination of his office or employment with any Constituent Company for any reason whatsoever.

14.4 Save as otherwise provided in this Scheme any notice or communication to be given to any Eligible Employee or Optionholder, but not including Option Certificates or share certificates, may be personally delivered, sent by electronic means, posted to a website generally accessible to such eligible Employees and Optionholders, or sent by ordinary post to his last known address. A notice delivered personally shall be deemed to have been received upon the earlier of delivery in person, acceptance or refusal to accept such communication. Where a notice or communication is sent by post it shall be deemed to have been received 48 hours after the same was put into the post properly addressed and stamped. Where a notice is sent electronically or posted to a website a described herein, the notice shall be deemed to have been received 24 hours after the same was sent or posted, as the case may be. Option Certificates or share certificates shall be delivered personally or sent by ordinary post to his last known address where a notice or communication is sent by post it shall be deemed to have been received 48 hours after the same was put into the post properly addressed and stamped. Option Certificates or share certificates and other communications sent by post will be sent at the risk of the Eligible Employee or Optionholder concerned and neither Unum Group, Unum European Holding Company Limited or any Constituent Company shall have any liability whatsoever to any such person in respect of any notification, document, Option Certificate or share certificate or other communication so given, sent to made.

14.5   All notices to be provided by any Eligible Employee or Optionholder or any representative thereof shall be delivered or sent to Unum European Holding Company Limited at its registered office and shall be effective upon receipt.

14.6   This Scheme and all Options granted under it shall be governed by and construed in accordance with English law.

14.7   Any dispute arising out of or in connection with this Scheme, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the London Court of International Arbitration Rules, which Rules are deemed to be incorporated by reference into this clause.

(a)   the number of arbitrators shall be one;
(b)   the seat, or legal place, of arbitration shall be London, England;
(c)   the language to be used in the arbitral proceedings shall be English; and
(d)   the governing law of the contract shall be the substantive law of England.

APPENDIX B

Reconciliation of Non-GAAP Financial Measures

We analyze our performance using non-GAAP financial measures which exclude or include amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. We believe the following non-GAAP financial measures are better performance measures and better indicators of the revenue and profitability and underlying trends in our business:

- Operating revenue, which excludes realized investment gains or losses;

- Before-tax operating income or loss, which excludes realized investment gains or losses, non-operating retirement-related gains or losses, income tax, and certain other items which are discussed in "Executive Summary" in Part II Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2015, as applicable, and after-tax operating income or loss which includes income tax;

- Operating return on equity, which is calculated using after-tax operating income or loss and excludes from equity the unrealized gain or loss on securities and net gain on cash flow hedges; and

- Book value per common share, which is calculated excluding AOCI.

Realized investment gains or losses; non-operating retirement-related gains or losses; unrealized gains or losses on securities and net gains on cash flow hedges depend on market conditions and do not necessarily relate to decisions regarding the underlying business of our company. Book value per common share excluding certain components of AOCI, certain of which tend to fluctuate depending on market conditions and general economic trends, are important measures. We also exclude certain other items from our discussion of financial ratios and metrics in order to enhance the understanding and comparability of our operational performance and the underlying fundamentals, but this exclusion is not an indication that similar items may not recur and does not replace the comparable GAAP measures in the determination of overall profitability. For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, refer to this Appendix.

	Year Ended December 31	
	2015	2014
	(in millions)	
Before-tax Operating Income (Loss)		
Unum US	$ 850.0	$ 844.9
Unum UK	140.6	147.8
Colonial Life	309.1	299.0
Closed Block	119.1	120.0
Corporate	(124.8)	(104.4)
Total	1,294.0	1,307.3
Net Realized Investment Gain (Loss)	(43.8)	16.1
Non-operating Retirement-related Loss	(11.9)	(70.0)
Costs Related to Early Retirement of Debt	-	(13.2)
Long-term Care Reserve Increase	-	(698.2)
Income Tax	(371.2)	(139.9)
Net Income	$ 867.1	$ 402.1

	Year Ended December 31		
	2015	2014	2013
	(in millions)		
After-tax Operating Income	$ 901.0	$ 899.1	$ 871.4
Net Realized Investment Gain (Loss), Net of Tax	(26.1)	12.8	3.9
Non-operating Retirement-related Loss, Net of Tax	(7.8)	(45.6)	(21.4)
Costs Related to Early Retirement of Debt, Net of Tax	-	(10.4)	-
Long-term Care Reserve Increase, Net of Tax	-	(453.8)	-
Unclaimed Death Benefits Reserve Increase, Net of Tax	-	-	(62.1)
Group Life Waiver of Premium Benefit Reserve Reduction, Net of Tax	-	-	55.2
Net Income	$ 867.1	$ 402.1	$ 847.0

	Year Ended December 31										
	2015	2014	2013	2012	2011	2010	2009	2008	2007*	2006*	2005*
	(per diluted common share)										
After-tax Operating Income	$ 3.64	$ 3.51	$ 3.28	$ 3.13	$ 2.98	$ 2.73	$ 2.64	$ 2.54	$ 2.25	$ 1.85	$ 1.69
Net Realized Investment Gain (Loss), Net of Tax	(0.11)	0.05	0.02	0.13	(0.01)	0.05	-	(0.89)	(0.12)	0.01	(0.02)
Non-operating Retirement-related Loss, Net of Tax	(0.03)	(0.18)	(0.08)	(0.11)	(0.07)	(0.06)	(0.09)	(0.03)	(0.04)	(0.05)	(0.05)
Costs Related to Early Retirement of Debt, Net of Tax	-	(0.04)	-	-	-	-	-	-	-	-	-
Reserve Charges for Closed Block, Net of Tax	-	(1.77)	-	-	(1.62)	-	-	-	-	-	-
Unclaimed Death Benefits Reserve Increase, Net of Tax	-	-	(0.24)	-	-	-	-	-	-	-	-
Group Life Waiver of Premium Benefit Reserve Reduction, Net of Tax	-	-	0.21	-	-	-	-	-	-	-	-
Deferred Acquisition Costs for Closed Block, Net of Tax	-	-	-	-	(0.42)	-	-	-	-	-	-
Regulatory Reassessment Charges, Net of Tax	-	-	-	-	-	-	-	-	(0.10)	(0.79)	(0.16)
Special Tax Items and Debt Extinguishment Costs	-	-	-	-	0.08	(0.03)	-	-	(0.10)	0.23	0.14
Other, Net of Tax	-	-	-	-	-	-	-	-	-	(0.04)	0.01
Income from Continuing Operations	3.50	1.57	3.19	3.15	0.94	2.69	2.55	1.62	1.89	1.21	1.61
Income from Discontinued Operations	-	-	-	-	-	-	-	-	0.02	0.02	0.03
Net Income	$ 3.50	$ 1.57	$ 3.19	$ 3.15	$ 0.94	$ 2.69	$ 2.55	$ 1.62	$ 1.91	$ 1.23	$ 1.64

* Does not reflect the impact of ASU 2010-26.

	After-tax Operating Income (Loss)	Average Allocated Equity	Operating Return on Equity
	(in millions)		
Year Ended December 31, 2015			
Unum US	$ 557.5	$ 4,197.8	
Unum UK	116.9	650.6	
Colonial Life	201.1	1,209.4	
Core Operating Segments	875.5	6,057.8	14.5%
Closed Block	79.0	2,989.2	
Corporate	(53.5)	(1,085.9)	
Total	$ 901.0	$ 7,961.1	11.3%

	After-tax Operating Income	Average Allocated Equity	Operating Return On Equity
	(in millions)		
Year Ended December 31, 2014	$ 899.1	$ 7,974.3	11.3%
Year Ended December 31, 2013	871.4	7,718.7	11.3%

	December 31			
	2015	2014	2013	2012
	(in millions)			
Total Stockholders' Equity, As Reported	$ 8,663.9	$ 8,521.9	$ 8,639.9	$ 8,604.6
Net Unrealized Gain on Securities	204.3	290.3	135.7	873.5
Net Gain on Cash Flow Hedges	378.0	391.0	396.3	401.6
Total Stockholders' Equity, As Adjusted	$ 8,081.6	$ 7,840.6	$ 8,107.9	$ 7,329.5
Average Equity, As Adjusted	$ 7,961.1	$ 7,974.3	$ 7,718.7	

	December 31							
	2015	2014	2013	2012	2011	2010	2009	2008
	(per share)							
Total Stockholders' Equity (Book Value)	$ 35.96	$ 33.78	$ 33.23	$ 31.84	$ 27.91	$ 26.80	$ 24.25	$ 17.94
Net Unrealized Gain on Securities	0.84	1.15	0.52	3.23	2.11	1.31	1.16	(2.53)
Net Gain on Cash Flow Hedges	1.57	1.55	1.52	1.48	1.39	1.14	1.12	1.38
Subtotal	33.55	31.08	31.19	27.13	24.41	24.35	21.97	19.09
Foreign Currency Translation Adjustment	(0.72)	(0.45)	(0.18)	(0.26)	(0.41)	(0.34)	(0.23)	(0.52)
Subtotal	34.27	31.53	31.37	27.39	24.82	24.69	22.20	19.61
Unrecognized Pension and Postretirement Benefit Costs	(1.63)	(1.59)	(0.88)	(2.13)	(1.51)	(1.00)	(1.00)	(1.23)
Total Stockholders' Equity, Excluding Accumulated Other Comprehensive Income	$ 35.90	$ 33.12	$ 32.25	$ 29.52	$ 26.33	$ 25.69	$ 23.20	$ 20.84

APPENDIX C

Directions to the Annual Meeting

This year's Annual Meeting will be held in at our offices in Portland, Maine, located at 2211 Congress Street, adjacent to the Maine Turnpike (Interstate 95) and the Portland International Jetport.

Directions from Maine Turnpike (I-95)

Take Exit 46 and turn right at the end of the off ramp onto Skyway Drive. Turn left onto Johnson Road, which merges into Congress Street. Turn left into the Unum campus East Entrance. Follow the posted signs to the Annual Meeting parking and event space.

Directions from Portland International Jetport

Leave the terminal and turn left onto Westbrook Street. Turn right onto Jetport Access Road. Continue through the traffic light across Congress Street into the Unum campus East Entrance. Follow the posted signs to the Annual Meeting parking and event space.

Directions from Downtown Portland

Take I-295 South to Exit 5B (Congress Street). Travel west on Congress Street (Route 22) for approximately 2.3 miles. Turn right onto the Unum campus East Entrance (across from the jetport entrance). Follow the posted signs to the Annual Meeting parking and event space.


Visitor Parking
Entrance
H03
H02
unum
campus
I-95
H01
West Entrance
East Entrance
To Jetport
Congress Street
Johnson Road
Exit 46



